2007 ANNUAL REPORT dot HILL®

on•nec•tiv•i•ty

The art of bringing together state-of-the-art engineering, superior products and operational excellence for the benefit of our customers.



AT DOT HILL, WE UNDERSTAND OUR CUSTOMERS' NEEDS. THEY WANT SPEED, PERFORMANCE AND VALUE FROM THEIR STORAGE SOLUTIONS – AND FROM THE COMPANY THAT PROVIDES THEM. THAT'S WHY THEY PARTNER WITH DOT HILL FOR EXTERNAL RAID DISK STORAGE SYSTEMS.

partnerships

Building relationships in the OEM community starts with delivering the right products. In 2007, Dot Hill excelled at winning new customers. Our client list grew as we significantly expanded our family of entry-level and midrange disk arrays based on our proprietary R/Evolution™ Architecture.

Customers choose Dot Hill because we offer best-in-class RAID performance, robust enterprise-class features and energy-efficient "green" storage solutions. At the same time, our R/Evolution Architecture lets them target the market for both entry-level and midrange storage systems with a unified approach. Beyond product performance, we believe our collaborative engagement model and culture of responsiveness give them a distinct time-to-market advantage.

Today, we have more than two dozen OEMs purchasing our Series 2000 and Series 5000 storage products. We believe our new customer wins validate the products and technology we have built on our R/Evolution Architecture, and show our ability to connect with our customers.

con•nec•tiv•i•ty

○ ○ ○ connecting the dots

Our relationships with more than two dozen OEMs, including three Tier-1 customers, have the potential to drive significant revenue growth.

DEAR FELLOW SHAREHOLDERS,



As I look back on 2007, my first full year as CEO, I am pleased with the progress we have made with the company's customers, products and supply chain. We essentially completed our "Quiet R/Evolution." As a result, we diversified our customer base, established ourselves as an innovator of RAID controller technology, and transitioned to offshore Asian manufacturing to improve our margins.

Over the long term, we expect to benefit from our diverse set of customers and revenue streams, a more streamlined Asian supply chain and the cost efficiencies of creating operating leverage. Our ultimate goal is to bring together state-of-art engineering, superior products and operational excellence for the benefit of our customers.

KEY CUSTOMER WINS

Our most important achievement last year was growing our customer base. We now serve more than two dozen OEM partners, including Sun Microsystems, NetApp, Fujitsu Siemens Computers and, as we announced in January 2008, Hewlett-Packard. Our HP wins give us a relationship with one of the premier server storage and networking companies in the world, and set the pace and bar for 2008. HP has the potential to be our largest customer based primarily on our own intellectual property, and we believe it speaks volumes about our innovative products and technology.



We believe our cost-efficient Asian manufacturing and growing operating leverage from Tier-1 customers give us the potential to improve margins over time.

products now support RAID 6, a standard that enhances data protection, while our proprietary broadcast write capabilities enhance performance. Additionally, our EcoStor™ technology is an environmentally friendly, battery-free solution that not only protects data better, but lasts longer, charges faster and eliminates the cost and service associated with traditional batteries.

We also advanced our Assured family of DMS software products to offer complete solutions for business continuity, disaster recovery and regulatory compliance. Assured Snap™ improves data availability with up to 256 concurrent point-in-time data snapshots, while AssuredCopy™ creates volume copies or backups of disk volumes to prevent data loss or corruption. In all of these areas, our robust intellectual property position continues to give us a competitive edge. We had more than 70 patents or patents pending as of December 31, 2007, including two patents awarded in 2007.

STRATEGIC OUTLOOK

We made tangible progress in 2007, but there is still a lot of work to be done. Our long-term strategy remains focused on securing our position in the entry-level storage segment, where demand continues to outpace the rest of the storage market. After greatly increasing our Series 2000 revenue on a year-over-year basis, we believe we are strategically positioned to capitalize on this growth. In addition, we intend to go after a meaningful share of the midrange market – a larger market with higher margins than the entry-level market we currently serve. We also plan to focus on organic development of our unified RAID architecture and data management services software. As we establish a significant installed base of R/Evolution RAID systems in the field, our DMS software products become more important and significant potential margin enhancers. And finally, we will continue to develop alternate engagement models to serve a greater universe of customers.

In the near term, we must maintain a tight control over operating expenses and continue targeted process and infrastructure improvements. We also must execute on our commitments to HP and all of our existing customers, while accelerating the sales momentum of our Series 2000 and 5000 products to new customers.

The last two years have been challenging ones for Dot Hill, but I am confident that we have laid a strong foundation in our drive towards returning to sustainable profitability. I would like to thank our customers, our employees and you, our shareholders, for your support during our transformation. I believe we now have the customers, the products and the supply chain not only to achieve sustainable profitability, but to grow this company once more.

Sincerely,

Dana W. Kammersgard
President and Chief Executive Officer
Dot Hill Systems Corp.

Together with our other customer wins, we believe our five-year agreement with HP can drive significant revenue growth, giving us greater operating leverage and economies of scale. The potential volume of this business could allow us to reduce component costs further with our suppliers, and we now have the opportunity to sell high-margin data management services (DMS) software on top of our growing RAID installed base.

To meet the needs of our larger OEMs, we have adjusted our working capital model. In 2008, we expect to utilize cash to support additional finished goods inventory and to make incremental investments in organizational capabilities and test infrastructure for HP. Dot Hill ended 2007 with a solid balance sheet, no outstanding debt and $82.4 million in cash and cash equivalents, and we believe that we have adequate cash reserves to support our ongoing business. In 2008, we will continue to create hub inventory for certain large OEM customers, including HP, NetApp and Fujitsu Siemens.

While it is difficult to forecast revenue and hub inventory levels at these customers, we expect that inventory at the end of 2008 could conceivably more than double from 2007 year-end levels. In addition, we expect to utilize cash to fund operating losses until we reach a break-even point and plan to make incremental investments in organizational capabilities and test infrastructure for HP.

BEST-IN-CLASS PERFORMANCE

New product innovation was another bright spot for Dot Hill last year. We remained at the forefront of the industry in product development while lowering our operating expenses. By leveraging our R/Evolution Architecture, we were able to create new product iterations quickly, with moderate incremental research and development expense. Our rapid launch schedule last year included three major new products:

- The 2730 Turbo RAID storage system in April, which built on the success of the 2730, our high-performance, modular enterprise storage platform that debuted in October 2006.

- The 2330 iSCSI RAID array in October, our first product to target the fastest-growing section of the entry-level market.

- The 5730 RAID storage system in October, the first in a series of products targeted at the midrange market. The 5730, in combination with the Series 2000, represents the first truly and fully unified offering in terms of hardware, software and data for customers requiring both entry-level and midrange storage products.


INNOVATE
Leveraging our
R/Evolution
we rolled out
product launches
targeting the
and midrange

These product launches helped us establish a beachhead in the rapidly expanding entry-level storage market, and with our Series 5000 products, we are poised to expand into the midrange market, which is expected to grow to 52 percent of revenue for all external RAID disk storage systems by 2011, up from 46 percent in 2006, according to industry analyst firm IDC.

Last year we enhanced our modular platforms to provide even higher levels of performance, scalability and flexibility. All of our

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From to

Commission file number 1-13317

DOT HILL SYSTEMS CORP.

(Exact name of registrant as specified in its charter)

Delaware *(State of Incorporation)*	**13-3460176** *(I.R.S. Employer Identification No.)*
2200 Faraday Ave, Suite 100 **Carlsbad, CA** *(Address of principal executive offices)*	**92008** *(Zip Code)*

Registrant's telephone number, including area code:
(760) 931-5500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.001 par value	**The Nasdaq Stock Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of June 29, 2007 was $164,144,995.

The number of shares of the registrant's common stock outstanding as of March 10, 2008 was 46,054,529.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for its 2008 annual meeting of stockholders are incorporated by reference into Part III of this Form 10-K.

DOT HILL SYSTEMS CORP.

INDEX TO ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Forward-Looking Statements

Certain statements contained in this report, including, but not limited to, statements regarding the development, growth and expansion of our business, our intent, belief or current expectations, primarily with respect to our future operating performance and the products we expect to offer, and other statements regarding matters that are not historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the "safe harbor" created by these sections. Future filings with the Securities and Exchange Commission, or SEC, future press releases and future oral or written statements made by us or with our approval, which are not statements of historical fact, may also contain forward-looking statements. Because such statements include risks and uncertainties, many of which are beyond our control, actual results may differ materially from those expressed or implied by such forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements are set forth in the section entitled "Risk Factors" and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this Annual Report on Form 10-K.

Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by applicable law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

PART I

Item 1. *Business*

We are a provider of entry level and midrange storage systems for organizations requiring high reliability, high performance networked storage and data management solutions in an open systems architecture. Our storage solutions consist of integrated hardware, firmware and software products employing a modular system that allows end-users to add capacity as needed. Our broad range of products, from medium capacity stand-alone storage units to complete multi-terabyte storage area networks, or SANs, provide end-users with a cost-effective means of addressing increasing storage demands without sacrificing performance. Our new product family based on our R/Evolution™ architecture provides high performance and large capacities for a broad variety of environments, employing Fibre Channel, or FC, or Intranet Small Computer Systems Interface, or iSCSI, interconnects to switches and/or hosts. Our SANnet products have been distinguished by certification as Network Equipment Building System, or NEBS, Level 3 (a telecommunications standard for equipment used in central offices) and are MIL-STD-810F (a military standard created by the U.S. government) compliant based on their ruggedness and reliability.

Our products and services are sold worldwide to end-users through our channel partners, which consist primarily of original equipment manufacturers, or OEMs, supplemented by systems integrators, or SIs, and distribution and value added resellers, or VARs. Our OEM channel partners currently include, among others, Sun Microsystems, or Sun, Network Appliance, Inc., or NetApp, Fujitsu Siemens Computers, or Fujitsu Siemens, Hewlett-Packard, or HP, Motorola, NEC, Sepaton and Stratus Technologies, or Stratus.

We have been shipping our products to Sun for resale to Sun's customers since October 2002 and continue to do so, having shipped over 149,000 units to date. Over the past year we have experienced a decline in revenues from Sun. Pursuant to our Development and OEM Supply Agreement with NetApp, we are designing and developing general purpose disk arrays for a variety of products to be sold under private label by NetApp. We began shipping products to NetApp under the agreement for general availability in the third quarter of 2007 and expect revenues from NetApp to increase in 2008. Pursuant to our Master Purchase Agreement with Fujitsu Siemens, we are jointly developing with Fujitsu Siemens storage solutions utilizing key components and patented technologies from Dot Hill. We began shipping products to Fujitsu Siemens under the agreement in July 2006.

In January 2008, we entered into an agreement with HP to provide private-label, entry level redundant array of independent disks or, RAID, storage arrays to HP. We expect to begin shipping products to HP under the agreement in the second quarter of 2008. In connection with the agreement, we issued a five-year warrant to HP to purchase

1,602,489 shares of Dot Hill's common stock (approximately 3.5% of Dot Hill's outstanding shares prior to the issuance of the warrant).

Our agreements with our channel partners do not contain any minimum purchase commitments and may be terminated at any time upon notice from the applicable partner. Our ability to achieve a return to profitability will depend on the level of orders we actually receive from our channel partners, the actual amounts we spend for inventory support and incremental internal investment, our ability to reduce product cost, our product lead time and our ability to meet delivery schedules required by our channel partners.

Our strategy includes outsourcing substantially all of our manufacturing to third-party manufacturers in order to reduce sales cycle times and manufacturing infrastructure, enhance working capital and improve margins by taking advantage of the third party's manufacturing and procurement economies of scale. Since 2002, we have outsourced substantially all of our manufacturing operations to Solectron Corporation, or Solectron, which was subsequently purchased by Flextronics International Limited, or Flextronics. In February 2007, we entered into a manufacturing agreement with MiTAC International Corporation, or MiTAC, a leading provider of contract manufacturing and original design manufacturing services, and SYNNEX Corporation, or SYNNEX, a leading global information technology, or IT, supply chain services company. Under the terms of the agreement, MiTAC will supply Dot Hill with manufacturing, assembly and test services from its facilities in China and SYNNEX will provide Dot Hill with final assembly, testing and configure-to-order services through its facilities in Fremont, California and Telford, United Kingdom. We believe that the agreement with MiTAC and SYNNEX will facilitate our strategic product initiatives, help to expand our global capabilities and further reduce our manufacturing costs. We began shipping products for general availability under the MiTAC and SYNNEX agreement in 2007. All of our Series 2000 and Series 5000 R/Evolution products are now manufactured by these partners.

In February 2004, we acquired all the outstanding shares of Chaparral Network Systems, Inc., or Chaparral, a privately held storage system provider. This acquisition provided us with a core of RAID hardware, firmware and software technology and a team of hardware and software professionals located in Longmont, Colorado.

We were formed in 1999 by the combination of Box Hill Systems Corp., or Box Hill, and Artecon, Inc., or Artecon. We reincorporated in Delaware in 2001. Our website address is http://www.dothill.com. Information contained on our website does not constitute a part of this Annual Report on Form 10-K. Our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and all amendments to those reports that we file with the SEC are currently available free of charge to the general public through our website. These reports are accessible on our website promptly after being filed with the SEC and are also accessible through the SEC's website which may be found at http: //www.sec.gov. In addition, you may read and copy the materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Industry Background

Growth of Data Storage

The efficient generation, storage and retrieval of digital data and content has become increasingly strategic and mission-critical to organizations. The volume of this data continues to grow rapidly, driven by several factors including:

- the proliferation of different types of data and data forms such as digital graphics, video, text and audio;
- the emergence of Internet-based communication protocols which enable users to rapidly duplicate, change and re-communicate data;
- new regulations and corporate policies requiring additional storage, such as compliance with the Sarbanes-Oxley Act of 2002, requirements imposed on healthcare companies and evolving regulatory requirements for financial services companies;
- the implementation of enterprise-wide databases containing business management information;
- gains in network bandwidth and the technology for managing and classifying large volumes of data; and

- the development of the information lifecycle management and the growing use of RAID systems in the back-up market in place of, or in addition to, automated tape libraries, due to new applications of technologies that offer improved alternatives in the trade-off between performance and cost of ownership.

According to International Data Corporation, or IDC, the total storage capacity of all worldwide external, disk storage systems shipped will grow by nearly 60.5% on a compounded annual basis between 2006 and 2011, reaching 24.4 million terabytes, or TB, in 2011.

Traditionally, storage vendors have designed products for markets differentiated by capacity, performance, price and feature set. These storage markets are typically identified as:

- *Entry-level.* Entry-level storage products are designed for relatively low capacity, simple, stand-alone data storage needs for which price and simplicity are the main purchasing considerations. OEMs and server companies address this market primarily through an indirect sales channel approach employing distributors, retailers and VARs that assist IT managers in identifying, purchasing and installing the product.

- *Midrange.* Midrange or departmental/workgroup storage products are designed for higher capacity and performance than entry-level products, but still feature ease of use and manageability, and are attached to a local server or a network of servers tailored to the needs of the local users. In this market, storage providers, OEMs and server companies primarily sell their products to local IT managers either direct or through distributors, VARs and regional SIs.

- *High-end.* High-end or data center storage products are designed for use by larger organizations where data storage and management is critical. These organizations require large capacity storage systems that feature high performance, automation, extreme reliability, continuous availability, operating systems interoperability and global service and support. In this market, storage providers, OEMs and server companies sell their products with a combination of a direct sales force and indirect channels, including OEMs, large SIs, VARs and managed services providers.

In addition to dramatic increases in the overall volume of data, the storage market has been influenced by the following major trends:

Migration to Network Computing. Computing processes and architectures have evolved from mainframe computing systems toward a centrally managed network computing environment characterized by multiple operating systems and server platforms that must share information both locally and remotely. Organizations require large-scale data storage solutions offering:

- increased connectivity capabilities;
- greater capacity;
- higher performance;
- the ability to share data among different platforms;
- greater reliability; and
- greater protection.

Organizations have responded by implementing tailored networks, optimized for data storage functions that facilitate data access and protection.

Increasing Focus on Total Cost of Ownership and Return on Investment. IT managers are increasingly focused on lowering the total cost of ownership and increasing their return on investment on each technology purchase. IT managers evaluate total cost of ownership and return on investment based upon several metrics, including initial purchase price, ease of provisioning, scalability, reliability and redundancy, ease of management, IT staff productivity, operating costs and after-sale service and support.

Storage Area Networks

Customers require storage systems that enable them to capture, protect, manage and archive data across a variety of storage platforms and applications without sacrificing performance. Historically, SCSI was the primary method of connecting storage to servers. Subsequently, the Fibre Channel protocol was developed, which enables storage devices to connect to servers over a networked architecture, allowing end-users to connect multiple storage devices with high bandwidth throughput over long distances and centrally manage their storage environment. More recently, the ISCSI protocol has emerged in entry level and midrange systems for storage connected via standard local area networks, or LANs, and wide area networks, or WANs. Centrally managed network storage systems are designed to provide connectivity across multiple operating systems and devices and may be based on either open or proprietary technology standards.

IDC estimates that by 2010, worldwide storage systems hardware, software and services revenue will total $86.9 billion, with disk storage systems representing 35% of this total, or $30.5 billion.

IDC also estimates that worldwide storage systems hardware, software and services revenue will grow at a 5.2% compound annual growth rate, or CAGR, from $70.9 billion in 2006 to $86.9 billion in 2010, and that disk storage systems will grow at a 4.0% CAGR from $26.1 billion in 2006 to $30.5 billion in 2010.

SANs apply the benefits of a networked approach to data storage applications, allowing large blocks of data to move efficiently and reliably between multiple storage devices and servers without interrupting normal network traffic. SANs provide high scalability, connectivity and fault-tolerance, which permit IT managers to create and manage centralized pools of storage and backup devices with redundant data paths. With the addition of file-sharing software, SANs also allow multiple hosts to share consolidated data, dramatically reducing the need to duplicate, move and manage multiple files in a wide variety of data-intensive applications. SANs primarily employ Fibre Channel technology although more recently, iSCSI has developed to provide storage access over Internet Protocol, or IP SANs.

Demand for High Performance, Affordable Network Storage Solutions

Customers increasingly demand higher performing, affordable solutions to address expanding storage requirements, interoperability across disparate systems, the need for improved connectivity and rising data management costs. Customers are also demanding open standards architecture and modular systems that allow them to add capacity as needed. These demands have created significant opportunities for network storage system solutions that are affordable and provide high performance. In general features that were historically only available in high-end storage systems are increasingly required in entry level and midrange systems.

Reliability

Perhaps one of the most important requirements for many customers is that their stored data is available, and that the systems upon which they are stored be reliable. For example, internet-related customers can lose significant revenue for every minute their sites are inoperable and users cannot access data from the web site. Similarly, the operations of corporate customers can grind to a halt if precious data is lost or unavailable. For these reasons, a storage system's reliability is often a very critical factor in making a choice among storage systems.

Our Solutions

We offer a broad line of networked data storage solutions composed of standards-based hardware and software for open systems environments. We incorporate many of the performance attributes and other features demanded by high-end/data center end-users into our products, at prices that are suitable for the entry-level or midrange markets. Our end-users consist of entry-level and midrange users, requiring cost-effective, easily managed, high-performance, reliable storage systems. Our product lines range from approximately 146 gigabyte, or GB, to complete 108 TB storage systems. These offerings allow our products to be integrated in a modular building block fashion or configured into a complete storage solution, increasing OEM flexibility in creating differentiated products. Modular products also allow our OEM partners to customize solutions, bundling our products with value-added hardware, software and services.

Our products and services are intended to provide users with the following benefits:

- *Low Total Cost of Ownership and High Return on Investment.* Our products combine reliability, flexibility, scalability and manageability into one of the smallest form factors in today's market. Our product set provides end-users with a low total cost of ownership due to our products' high reliability, the simplicity of our "plug-and-play" technology, decreased service and support costs and modular system approach that allow end-users to add capacity as needed. The modular nature of our products addresses our end-users' desire for a storage solution that does not require a large, upfront investment in a monolithic structure with unused capacity. In addition, we believe that our R/Evolution and SANnet II storage systems are among the most space-efficient in the storage industry, maximizing the utilization of our customers' limited space and significantly reducing their costs. By extending and leveraging our customers' installed storage system and architecture, we are able to provide solutions that offer both a lower total cost of ownership and a higher return on investment.

- *Modular Scalability.* Our products are designed using a single cohesive modular architecture that allows customers to size and configure storage systems to meet their specific requirements. This modular architecture also allows customers to easily expand and, in some cases, reconfigure a system as their needs change, permitting them to extend the useful life of and better utilize their existing systems.

- *Reliability.* We believe that high reliability is essential to our customers due to the critical nature of the data being stored. We offer high reliability in our product lines and integrate the latest in technological advances to meet expanding market opportunities. We design redundancy, high reliability, high performance and ruggedness into our R/Evolution and SANnet II storage systems. Redundant components have the ability to be replaced while the system is online without interrupting network activity. All of our SANnet II disk array products currently offered are certified to operate under extreme climatic and other harsh operating conditions without degradation in reliability or performance, as attested to with the NEBS Level 3 and MIL-STD-810F certifications. Our R/Evolution product family is targeted at the general purpose market without compromising our high reliability standards.

- *High-end performance attributes and features.* The R/Evolution products are enclosed in a compact 2U chassis which accommodates up to 12 disk drives in the array. Arrays can be configured from 876 GB for entry-level Series 2000 products to 108 TB for the Series 5000 midrange products. Customers can intermix both SAS and SATA II drives in the same enclosure offering a multitude of configuration options. Additionally, the R/Evolution products currently feature the industry's only unified product architecture which utilizes a common RAID controller architecture from the entry level to the midrange.

- *Open Systems, Multi-Platform Support.* As an independent provider of storage products, we are well positioned to provide storage solutions on a variety of platforms and operating systems, including Linux, Unix and Windows. Our product lines support multiple servers using different operating systems simultaneously. This multi-platform compatibility allows customers to standardize on a single storage system that can readily be reconfigured and redeployed at minimal cost as the customer's storage architecture changes.

- *Manageability.* The ability to manage storage systems, particularly through software, is a key differentiator among storage vendors. RAIDar™ and SANscape®, our storage management software for R/Evolution and SANnet II products, respectively, enable customers to more easily manage and configure their storage systems and respond to their changing system requirements.

- *Data Management Software.* We introduced our AssuredFamily of data management services, or DMS, in 2007 in conjunction with the launch of our R/Evolution product family. As part of our AssuredFamily, AssuredSnap™ enables point in time snapshots of data for usage in realtime backups, data mining and disaster avoidance. AssuredCopy™ enables users to create a clone copy of their data at any point in time. We expect to launch additional DMS solutions in 2008 to further round-out the portfolio of data management software for all of our R/Evolution based products.

Our Strategy

Our objective is to focus on profitable growth and capture an increasing share of the open systems storage solution market. Our strategy includes the following:

• *Utilize indirect sales channels.* We have adopted an indirect sales model to access end-user markets primarily through our OEM, VAR and SI partners. This allows us to benefit from our channel partners' extensive direct and indirect distribution networks, installed customer bases and greater sales, marketing and global service and support infrastructures. The costs associated with a direct worldwide sales force are extensive. By leveraging the sales networks of our OEM, SI and VAR partners we can manage our sales and marketing costs at much lower levels. In addition, we encourage our channel partners to provide direct support and service to end-users.

• *Outsource manufacturing and service operations.* We outsource substantially all of our manufacturing operations, which allows us to reduce our manufacturing infrastructure, enhance working capital and improve margins. In addition, we encourage our channel partners to provide support and service directly to end-users.

• *Focus on existing customers and develop new customer relationships.* We have been selling our products to Sun for resale to Sun's customers since 2002. Since 2005, we have entered into OEM agreements with NetApp, Fujitsu Siemens, Motorola, NEC, Sepaton and Stratus. In January 2008, we entered into an agreement with HP to provide private-label, entry level RAID storage arrays to HP. We intend to focus on expanding our relationships with our existing channel partners and to continue seeking additional OEM relationships with other industry leaders to sell current and future products and expand the number of products offered to existing OEM partners to enable them to address new markets. In the second half of 2006, we started to ship our new Series 2000 products to over twenty new customers, including Fujitsu Siemens, Stratus and HP, among others.

• *Grow and extend technology leadership.* We view our core competencies as the research, design and engineering of modular open storage systems. We believe that focused research and development on advanced, cost effective storage technologies is critical to our ongoing success. We intend to continue to develop and integrate high-end features into our products in order to offer more complete storage solutions and enhance our existing products to benefit our channel partners' efforts to increase sales. For example, our R/Evolution 2730 Modular Storage Architecture, our 2730 Turbo product, our 2330 iSCSI RAID product and our 5730 midrange RAID product contain several new features that we believe demonstrate Dot Hill's technology leadership in storage systems.

• *Leverage our R/Evolution architecture.* We developed our Rapid Evolution, or R/Evolution, architecture as a foundational element of our R/Evolution modular storage arrays. This modular architecture allows us to quickly develop and bring to market new products based on this foundation. We intend to focus and unify our development efforts on this approach, which we believe offers a competitive time to market advantage to us.

• *Pursue strategic alliances, partnerships and acquisitions.* We will continue to evaluate and selectively pursue strategic acquisitions, alliances and partnerships and other strategic alternatives that are complementary to our business. We believe that growth of the network storage market will create additional opportunities to expand our business. In some cases, we believe the most efficient pursuit of these opportunities may be through partnerships and relationships that allow us to leverage our existing products, core competencies and channels while capitalizing on products, technologies and channels that may be available through potential strategic partners.

Our Products

We design our family of open systems storage hardware and software products with the reliability, flexibility and performance necessary to meet IT managers' needs for easily scalable cost effective solutions. We currently offer storage systems in Fibre Channel, SCSI, iSCSI, serial attached SCSI, or SAS, and serial advanced technology attachment, or SATA, technologies with direct attached storage, or DAS, and SAN configurations. Our software offerings consist of storage management applications, which can manage any one or all of our storage system configurations, performance enhancing software that we sell bundled with our storage systems or license separately to OEM customers and data management services including snapshot and clone or volume copy technology.

All of our current SANnet II products are NEBS Level 3 certified and meet carrier class standards for telecommunications equipment, including storage products. There are three levels of NEBS specifications. The most rugged and reliable equipment is rated carrier-class NEBS Level 3. The NEBS standards mandate a battery of tests designed to simulate the extreme conditions resulting from natural or man-made disasters and cover a range of product requirements for operational continuity. MIL-STD-810F is a military standard created by the United States Government. It involves a range of tests used to measure the reliability of equipment in extreme conditions, including physical impact, moisture, vibration and high and low temperatures. These standards address system ruggedness and reliability, which are important requirements for end-users, particularly those in these telecommunications and government sectors.

Our primary products include the following:

Product Line	Description	General Availability	Capacity	Target Market	Features
Hardware					
2730	2 unit high, 12-56 SAS or SATA drives, 4Gb FC DAS and SAN storage	3Q06	876 GB-56TB using 1TB SATA drives	Entry-level	Complete SAN solution in a single enclosure, scalable performance and capacity for general purpose applications.
2730T	2 unit high, 12-56 SAS or SATA drives, 4Gb FC DAS and SAN storage	2Q07	9 TB-56TB using 1TB SATA drives	Entry-level	Complete SAN solution with enhanced performance in a single enclosure, scalable performance and capacity for general purpose applications.
2330	2 unit high, 12-56 SAS or SATA drives, 1Gb iSCSI DAS and SAN storage	3Q07	9 TB-56TB using 1TB SATA drives	Entry-level	Complete iSCSI solution in a single enclosure, scalable performance and capacity for general purpose applications.
5730	2 unit high, 12-108 SAS or SATA drives, 4Gb FC DAS and SAN storage	4Q07	12 TB108TB using 1TB SATA drives	Midrange	Complete SAN solution in a single enclosure, scalable performance and capacity for general purpose applications.
SANnet II SCSI	2 unit high, 12 to 36 drives, Ultra320 SCSI DAS storage	4Q02	146 GB to 10 TB using 300 GB SCSI drives	Entry-level and Midrange	Compact 3.5 inch high enclosures, fully redundant arrays of independent disks, or RAID, using SCSI connections, expandable storage capacity
SANnet II Blade	2 unit high, 12 to 108 drives, 2 Gigabit Fibre Channel DAS and SAN storage	1Q03	146 GB to 32 TB using 300 GB FC drives	Entry-level and Midrange	Complete SAN solution in a single enclosure, scalable performance and capacity without interruptions
SANnet II FC	1 unit high, 4 drives, Ultra320 SCSI DAS	1Q04	146 GB to 1.2 TB using 300 GB SCSI drives	Entry-level	Highly rack-optimized design, connects to low- cost server SCSI ports

Product Line	Description	General Availability	Capacity	Target Market	Features
Software					
AssuredSnap	Data Management Services (DMS)	3Q06	N/A	Entry-level and Midrange	Snapshot technology for Backup, Data Mining and Disaster Recovery
AssuredCopy	Data Management Services (DMS)	3Q06	N/A	Entry-level and Midrange	Create volume copies or backups of disk volumes to prevent data loss or corruption
RAIDar & SANscape	Storage management software	1Q00	N/A	Entry-level and Midrange	Graphical and command line consoles with diagnostics, monitoring and reporting

R/Evolution Modular Storage Architecture. We began the introduction of our R/Evolution architecture-based product family during the third quarter of 2006. This family of new offerings focuses on the incorporation of SAS/SATA drive technology with a variety of front-end host interfaces. These products will be focused on the general purpose market initially and introduce several new technological advancements including EcoStor (elimination of batteries in a RAID cache management system) and SimulCache (high-speed mirrored cache coherency). We believe we were also the first RAID vendor to offer mixed SAS or SATA disk drives in the same two unit high, 12 drive enclosure in a highly reliable storage system.

- *2730.* We launched our 2730 product, our first R/Evolution architecture product, during the third quarter of 2006. It is a general purpose high performance storage array offering up to four 4 Gb Fibre Channel ports host connectivity and any combination of up to 56 SAS and SATA disk drives. It can be deployed in both a SAN and DAS environment.

- *2730T.* We launched our 2730 Turbo product, based on our R/Evolution architecture, during the second quarter of 2007. It is a general purpose high performance storage array offering up to four 4 Gb Fibre Channel ports host connectivity and any combination of up to 56 SAS and SATA disk drives. It can be deployed in both a SAN and DAS environment.

- *2330.* We launched our 2330 product, based on our R/Evolution architecture product, during the third quarter of 2007. It is a general purpose high performance storage array offering up to four 1 Gb iSCSI ports host connectivity and any combination of up to 56 SAS and SATA disk drives. It can be deployed in IP SAN environments.

- *5730.* We launched our 5730 product, our first midrange based R/Evolution architecture product, during the fourth quarter of 2007. It is a general purpose high performance storage array offering up to eight 4 Gb Fibre Channel ports host connectivity and any combination of up to 108 SAS and SATA disk drives. It can be deployed in both a SAN and DAS environment.

SANnet II Family of Storage Solutions. We began the introduction of our SANnet II family, during the fourth quarter of 2002. Our SANnet II products provide, enterprise class functionality to the entry-level and midrange storage markets at attractive prices. Through our SANnet II family of networked storage solutions, we offer compact, rugged RAID arrays that support SAN and DAS configurations. The SANnet II products provide excellent up-time and are tested to operate in extreme environmental conditions. In addition, our SANnet II products share a common modular architecture and unified management system that integrates our SANpath and SANscape management software. To date we have shipped more than 150,000 of these storage arrays.

- *SANnet II SATA.* We launched our SANnet II SATA product in the second quarter of 2004. It is an entry-level storage product for IT managers requiring a compact near line storage solution.

• *SANnet II Blade.* We launched our SANnet II Blade product during the first quarter of 2004. It is an entry-level ultra-compact storage solution for DAS architectures.

• *SANnet II FC.* We launched our SANnet II FC product in the first quarter of 2003. It is a Fibre Channel-based online storage product for IT managers that require a SAN solution.

• *SANnet II SCSI.* We launched our SANnet II SCSI product during the fourth quarter of 2002. It is an entry-level ultra-compact storage solution for DAS architectures.

Software. We develop application software technologies and products that are complementary to our overall storage solutions. Our software is delivered as a storage management application: SANscape. Our software supports widely used open systems platforms, including Linux, Unix and Windows. We also offer a web-based graphical user interface, or GUI, (RAIDar) for our R/Evolution modular storage products for array management for our Series 2000 and 5000 products. AssuredSnap and AssuredCopy are data management services offerings providing rollback and roll forward manipulation of point in time data snapshots and volume clone or copy of data respectively.

• *SANscape.* SANscape is our storage management software that facilitates the monitoring, configuration and maintenance of our SANnet II storage solutions using a Java-based graphical user interface and a variety of tools. Originally released during the first quarter of 2000, SANscape can be used to manage various storage solutions deployed throughout an organization. Its event tools monitor the storage solutions under management and report status changes to administrators by email, pager and other means.

• *AssuredSnap.* AssuredSnap is our DMS software that introduces point in time snapshot technology into the R/Evolution product family. AssuredSnap provides the ability to create point-in-time copies or backups of disk volumes with instant restoration of data to any captured point in time snapshot. Since AssuredSnap only copies data that has changed to disk it can virtually eliminate backup windows. The AssuredSnap implementation is not only fast, but also reduces the size of snapshots by storing only a single instance of changed blocks. Original/write data preservation technology is unique in the market allowing IT managers to snapshot and write to newly created snapshot volumes. This enables roll back to the original snapshot or the modified or updated snapshot.

• *AssuredCopy.* AssuredCopy is our DMS software that introduces data cloning or volume copy services into the R/Evolution product family. AssuredCopy leverages snapshot technology to create complete, physically independent copies of master or snapshot volumes. Once complete, volume copies can be mounted to any host system for read-only or read-write access. As both a data protection and a data management technology, AssuredCopy can be used to support applications such as backup and data recovery, data mining, decision support, data distribution and migration, application development and test, and more. AssuredCopy protects against accidental or malicious loss or corruption of data, and provides additional protection against complete volume or vdisk failure.

• *RAIDar* RAIDar is a GUI used for configuring, monitoring, error reporting and running diagnostics for our 2730 RAID systems. Our OEM customers have the option of customizing their own GUI with the purchase of a customization tool kit. This toolkit enables our OEM customers to "private label" the GUI quickly and cost efficiently.

Sales and Marketing

Our products and services are sold worldwide to end-users primarily through our channel partners, including primarily OEMs, supplemented by SIs and VARs. We rely on multiple channels to reach end-user customers that range in size from small businesses to government agencies and large multinational corporations. We have established a channel partner program consisting of tiers that distinguishes and rewards our partners for their levels of commitment and performance. We maintain a sales and marketing organization operating out of our office in Longmont, Colorado and Carlsbad, California, with regional offices in Germany, Japan and the United Kingdom as well as several smaller localized field sales offices throughout North America. Generally, our customers have no minimum purchase requirements and have certain rights to extend, delay or cancel shipment of their orders without penalty. One of our customers has the right to return a percentage of product within 90 days of purchase, subject to certain terms and conditions.

OEMs

Our primary distribution channel is through OEMs. We have several OEM relationships and are actively developing new ones. Currently OEM partners include, among others, Sun, NetApp, Fujitsu Siemens, HP, Motorola, NEC, Sepaton and Stratus. OEMs generally resell our products under their own brand name and typically assume responsibility for marketing, sales, service and support. Our OEM relationships allow us to sell into geographic or vertical markets where each OEM has significant presence. For the years ended December 31, 2005, 2006 and 2007, OEM sales represented 91.3%, 90.5% and 86.9% of our net revenue, respectively. Sales to Sun accounted for 86.2%, 82.0% and 63.2% of our net revenue for the years ended December 31, 2005, 2006 and 2007, respectively. Sales to NetApp accounted for 12.5% of our net revenue for the year ended December 31, 2007.

Indirect Channels

Most of our non-customized, or "black box", products are sold in conjunction with smaller OEMs, VARs and SIs, who work closely with our sales force to sell our products to end-users. Our indirect channel partners generally resell our products under their own or generic R/Evolution brand name, and share responsibility with us for marketing, sales, service and support. We believe indirect channel sales represent an attractive growth opportunity and intend to expand the scope of our indirect channel sales efforts by continuing to actively pursue additional indirect channel partners, both domestically and internationally.

Marketing

We support our OEM and other indirect channels with a broad array of marketing programs designed to promote our products and technology leadership, attract additional channel partners and generate end-user demand. Our product marketing team, located in Longmont, Colorado, focuses on product strategy, product development roadmaps, the new product introduction process, product lifecycle management, demand assessment and competitive analysis. The product marketing team also ensures that product development activities, product launches, channel marketing program activities and ongoing demand and supply planning occur on a well-managed, timely basis in coordination with our development, manufacturing and sales groups, as well as our sales channel partners. The groups work closely with our sales and research and development groups to align our product development roadmap to meet key customer and channel technology requirements.

Our Relationships with Key OEMs

Our OEM channel partners currently include, among others, Sun, NetApp, Fujitsu Siemens, HP, Motorola, NEC, Sepaton and Stratus. We believe that our product sales through these market leaders strengthen our credibility in the marketplace, validate our technology and enable us to sell our products to a much broader customer base. In addition to expanding and enhancing our relationships with current OEM customers and other types of channel partners, we intend to seek additional OEM customers as a part of our overall strategy.

In May 2002, we entered into a three-year OEM agreement with an annual renewal to provide our SANnet II and SANscape products for private label sales by Sun. This agreement was extended until January 2011 and now provides for automatic renewals for additional one-year periods, unless either party notifies the other of its intent not to renew within the specified time period. During October 2002, we began shipping to Sun the first product in our SANnet II family of systems, SANnet II SCSI, for resale to Sun's customers. We began shipping our SANnet II FC to Sun in March 2003, our SANnet II SATA to Sun in June 2004 and our SANnet II Blade to Sun in March 2004. Because of our historical revenue concentration with Sun, we have been subject to seasonality related to Sun's historical sales patterns. Generally, sales for the second quarter of our fiscal year reflect the positive impact attributed to Sun's historically strong sales in the last quarter of its fiscal year. Conversely, sales for the third quarter of our fiscal year typically reflect the impact of decreased sales to Sun for the first quarter of its fiscal year.

In July 2005, we entered into a Development and OEM Supply Agreement with NetApp. Under the agreement, we are designing and developing general purpose disk arrays for a variety of products to be developed for sale to NetApp. The initial term of the agreement is three years after first general availability customer shipment, after this initial period the agreement will renew automatically for a subsequent 12 months unless terminated by either party.

We started shipping products for general availability to NetApp in September, 2007 and additional products were added in December, 2007.

In January 2006, we entered into a Master Purchase Agreement with Fujitsu Siemens. Under the agreement, Dot Hill and Fujitsu Siemens will jointly develop storage solutions utilizing key components and patented technologies from Dot Hill. The initial agreement term is five years. We began shipping products to Fujitsu Siemens in July 2006.

In January 2008, we amended our agreement with HP to provide entry-level RAID products to them. Under the amended agreement, Dot Hill will provide private-label RAID storage arrays to HP. The amendment expands our original agreement with HP that covered RAID storage arrays for the HP StorageWorks 9000 Virtual Library System, which was introduced in November 2007. The amendment extends the original agreement from one year to five years. In connection with this agreement, Dot Hill issued a fully vested five-year warrant to HP to purchase 1,602,489 shares of Dot Hill's common stock (approximately 3.5% of Dot Hill's outstanding shares prior to the issuance of the warrant).

Our agreements with our OEM partners do not contain any minimum purchase commitments, do not obligate our OEM partners to purchase their storage solutions exclusively from us and may be terminated at any time upon notice from the applicable partner.

Customer Service and Support

We recognize that providing comprehensive, proactive and responsive support is essential to maintaining and growing customer satisfaction, establishing new customer accounts and securing repeat business. We provide comprehensive, 24 hours a day, seven days a week, 365 days a year, global customer service and support, either directly, or through third-party service providers, aimed at simplifying installation, reducing field failures, minimizing system downtime and streamlining administration. Through direct and third-party service providers, we maintain a global network of professional engineers and technicians who provide telephonic technical support in various languages from strategically located global response centers on a 24-hour, seven-day basis. In addition, we provide four-hour on-site service response on a global basis. We also offer all of our customers' access to SANsolve, our web-hosted interactive support knowledge base that gives our customers the ability to find answers to technical questions as well as initiate and track all support issues.

We have also taken steps to better align our service and support structure with our indirect sales model.

We have done the following:

- Encouraged our channel partners to provide support and service directly to end-users. For example, Sun, FSC and NetApp provide all but the final level of support and service to its end-users and we provide that final level of support and service.
- Focused on providing the higher levels of support for a fee.
- Established authorized service providers.
- Entered into an agreement with Glasshouse, to provide warranty and non-warranty services for customers who purchase new maintenance agreements for our prior generation SANnet product family as well as our new R/Evolution platform.

We plan to grow our service offerings, including onsite support contracts. These services will be performed either directly by us, or through the increased use of third-party service providers.

Research and Development

Our research and development team has been focused on developing innovative storage and networking products, storage management software for the open systems market and the integration of our acquired storage controller technology into Dot Hill designed storage systems. We have a history of industry firsts, including the first successfully commercialized hot-swappable SCSI disk array and RAID storage system for the UNIX environment and the first NEBS Level 3 certified and MIL-STD-810F tested line of storage systems. We were first to market with

SimulCache which increases the write performance in a dual controller array. We have also incorporated EcoStor into our R/Evolution products, which eliminate batteries in the storage system, hence decreasing service costs, while ensuring permanent data integrity in the event of power failure. We also believe that we are one of the first in the industry to be able to reliably intermix SAS and SATA drives in the same storage system without caveat. This has enabled us to build products that optimize read and write performance relative to cost. Our success depends on our ability to continuously develop products that meet changing customer needs and to anticipate and proactively respond to highly evolving technology in a timely and cost-effective manner. We also generally design and develop our products to have a modular architecture that can be scaled to meet customer needs and modified to respond to technological developments in the open systems computing environment across product lines.

Our areas of expertise include Linux, Unix and Windows driver and system software design, SAN storage resource management software design, storage system design and integration, RAID controller design and technology, RAID firmware development, data management software development and high-speed data interface design. We are currently focusing development efforts on our next-generation family of storage systems and on our software products. Projects include the launch of additional members of the R/Evolution family of systems, improvements to our storage software offerings and next generation high-speed solutions that will take advantage of the latest transports and technologies.

Our research and development activities are directed by individuals with significant expertise and industry experience. Our total research and development expenses were $23.6 million, $36.5 million and $22.6 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Manufacturing and Suppliers

Since 2002, we have outsourced substantially all of the manufacturing operations for our SANnet II systems and RAID controllers to third-party manufacturing companies. By outsourcing manufacturing we have been able to reduce expenses related to our internal manufacturing operations and focus on our research and development activities.

Since 2002, we have outsourced substantially all of our manufacturing operations to Solectron Corporation, now Flextronics. We began shipping products for general availability under the MiTAC and SYNNEX agreement in 2007. All of our Series 2000 and Series 5000 products are now manufactured by these partners. In February 2007, we entered into a manufacturing agreement with MiTAC, a leading provider of contract manufacturing and original design manufacturing services, and SYNNEX, a leading global IT supply chain services company. Under the terms of the agreement, MiTAC supplies Dot Hill with manufacturing, assembly and test services from its facilities in China and SYNNEX provides Dot Hill with final assembly, testing and configure-to-order services through its facilities in Fremont, California and Telford, United Kingdom. We believe that the agreement with MiTAC and SYNNEX will facilitate our strategic product initiatives, help to expand our global capabilities and reduce our manufacturing costs. We began shipping products under the MiTAC and SYNNEX agreement in 2007. All of our Series 2000 and Series 5000 R/Evolution products are shipping from these manufacturing partners.

Intellectual Property

Our success depends significantly upon our proprietary technology. We have received registered trademark protection for the marks SANnet®, SANpath®, SANscape®, Stratis®, Dot Hill®, Dot Hill Systems® and the Dot Hill logo. We have attempted to protect our intellectual property rights primarily through copyrights, trade secrets, employee and third party nondisclosure agreements and other measures. We have registered trademarks and will continue to evaluate the registration of additional trademarks as appropriate. We claim common law protection for, and may seek to register, other trademarks. In addition, we generally enter into confidentiality agreements with our employees and with key vendors and suppliers.

As of December 31, 2007, we had been awarded a total of 22 United States patents, two of which were awarded in 2007. 14 of these patents generally cover RAID controller and SAN technology. In addition, as of December 31, 2007, we had eight allowed United States patents, and fifty-six filed United States patent applications. The patents covering our core technologies expire from 2010 to 2025. If we are unable to protect our intellectual property or infringe intellectual property of a third party, our operating results could be harmed.

In December 2005, we entered into a Patent Cross License with International Business Machines Corporation, or IBM. Pursuant to the Patent Cross License, each party acquired a nonexclusive worldwide license under certain of the other party's patents related to information handling systems. The license term extends for the remaining life of the patents and any new patents that are granted to either party through December 31, 2008. In connection with the Patent Cross License, we paid IBM a one-time licensing fee of $2.5 million.

In June 2006, we entered into a settlement and license agreement with Crossroads Systems Inc., or Crossroads, which was amended in October 2006 and settles the patent action brought by Crossroads against us and licenses to us the family of patents from which it stemmed. We concurrently entered into an agreement with Infortrend Technology Inc., or Infortrend, under which Infortrend paid for most of the settlement charges as well as royalties on products that we ship that incorporate their controller technology.

Competition

The storage market is intensely competitive and is characterized by rapidly changing technology. We compete primarily against independent storage system suppliers, including EMC Corp., Hitachi Data Systems Corp., Engenio Information Technologies, Inc., a subsidiary of LSI Logic Corp., Infortrend, and Xyratex Ltd. We also compete with traditional suppliers of computer systems, including Dell Inc., IBM, Sun and HP, which market storage systems as well as other computer products.

Many of our existing and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, sales, marketing and other resources. As a result, they may have more advanced technology, larger distribution channels, stronger brand names, better customer service and access to more customers than we do. Other large companies with significant resources could become direct competitors, either through acquiring a competitor or through internal efforts. Additionally, a number of public and privately held companies are currently attempting to enter the storage market, some of which may become significant competitors in the future. In the future, it is conceivable that we could compete with some of the original design manufacturers, one of whom is our manufacturing partner today as they develop expertise in chassis design and power and cooling technologies.

We believe the principal competitive factors in the storage systems market are:

- product performance, features, scalability and reliability;
- price;
- product breadth;
- timeliness of new product introductions; and
- Interoperability and ease of management.

We believe that we compete favorably in several of these categories. To remain competitive, we believe we must invest significant resources in developing new products, enhancing our current products and maintaining high quality standards and customer satisfaction.

Employees

As of December 31, 2007, we had 261 full-time employees, of whom 56 were engaged in sales and marketing, 102 in research and development, 47 in manufacturing, 31 in general management and administration and 25 in customer service and support. We have not had a work stoppage among our employees and none of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

Executive Officers and Key Employees of the Registrant

Name	Age	Position	Officer or Key Employee Since
Dana W. Kammersgard	52	Chief Executive Officer and President	August 1984(1)
Hanif I. Jamal	47	Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary	July 2006
Philip A. Davis	40	Executive Vice President of Worldwide Field Operations	March 2006
James Kuenzel(2)	54	Senior Vice President of Engineering	February 2006
Robert Finley(2)	58	Vice President of Manufacturing Operations	March 2006

(1) In 1999, Artecon and Box Hill merged to form Dot Hill. Artecon was founded in 1984 and Mr. Kammersgard was an officer of Artecon from its inception until the merger, and has been an officer of Dot Hill since that date.

(2) Key employees.

All officers are elected by our board of directors and serve at the pleasure of our board of directors as provided in our bylaws.

Dana W. Kammersgard has served as our President since August 2004. In March 2006, Mr. Kammersgard was appointed as our Chief Executive Officer and President. From August 1999 to August 2004, Mr. Kammersgard served as our Chief Technical Officer. Mr. Kammersgard was a founder of Artecon and served as a director from its inception in 1984 until the merger of Box Hill and Artecon in August 1999. At Artecon, Mr. Kammersgard served in various positions since 1984, including Secretary and Senior Vice President of Engineering from March 1998 until August 1999 and as Vice President of Sales and Marketing from March 1997 until March 1998. Prior to co-founding Artecon, Mr. Kammersgard was the director of software development at CALMA, a division of General Electric Company. Mr. Kammersgard holds a B.A. in Chemistry from the University of California, San Diego.

Hanif I. Jamal has served as our Senior Vice President, Chief Financial Officer and Corporate Secretary since July 2006. Prior to joining Dot Hill, Mr. Jamal served as Vice President and Corporate Treasurer for Gateway Inc. from 2004 to 2006. Prior to joining Gateway in 2002, Mr. Jamal served in a number of leadership positions over 17 years within Hewlett- Packard Company in the customer financing division, HP Technology Finance. Mr. Jamal led HP's customer financing operations in North America, Latin America and Europe and was also Vice President and General Manager for HP's Commercial and Consumer Financing Division. In 1998, he established Hewlett-Packard International Bank in Dublin, Ireland, and served as Managing Director through 2000. Jamal holds an MBA from Stanford Graduate School of Business and a Bachelor of Science degree, with Honors, in Management Sciences from the University of Manchester Institute of Science and Technology in the United Kingdom.

Philip A. Davis has served as our Executive Vice President of Worldwide Field Operations since March 2007. Previously, Mr. Davis served as Senior Vice President of Worldwide Sales and Marketing following Dot Hill's acquisition of Chaparral. While at Chaparral, Mr. Davis served as Senior Vice President Worldwide Sales from 2003 to 2004. From 2002 to 2003, Mr. Davis was Vice President of Field Operations for RLX Technologies, Inc., a blade server provider, and from 1999 to 2002, he was Senior Vice President of Sales and Marketing and Executive Vice President of Corporate Strategy and Business Development for BetaSphere, Inc., a provider of product lifecycle management solutions. Mr. Davis has also served in various sales management positions at Update.com Software, Inc., Vixel Corporation, PMC-Sierra, Inc., and Texas Instruments, Inc. Mr. Davis holds a B.S. in Electronic Engineering from California Polytechnic State University, San Luis Obispo.

James Kuenzel has served as our Senior Vice President of Engineering since February 2006. Mr. Kuenzel joined Dot Hill after leaving Maranti Networks Inc. where he began his tenure in 2002 as Vice President of Engineering and then was appointed to President and Chief Operating Officer. Kuenzel has also held Vice President of Engineering positions at McData Corporation, Cabletron Systems, Inc. and Digital Equipment Corporation.

Mr. Kuenzel attended Georgetown University Extension, University of Wisconsin Extension, and holds an A.A. in Electronics from Philco Ford Technical Institute.

Robert Finley joined us as Vice President of Supply Base Management in March 2006. Mr. Finley has served as our Vice President of Manufacturing Operations since March 2007. Prior to joining Dot Hill, Mr. Finley was vice president of manufacturing, new product introductions and service repair operations from 2001 to 2006 for McData Corp., a storage networking provider. From 1996 to 2001, Mr. Finley served in a variety of executive operations positions, most recently as Vice President of Business Programs Management for SMTC manufacturing, a global EMS company. Mr. Finley has also served in various operations management positions at Disposal Sciences, Inc., Century Data Inc., Amcodyne Inc. and Storage Technology Corp. Mr. Finley holds a B.S. in Electronics Engineering Technology from Arizona State University where he also completed one year of post graduate work in Business Administration.

Item 1A. *Risk Factors*

The following sets forth our current knowledge of material risk factors that may affect our future results. Our business, results of operations and financial condition may be materially affected due to any of the following risks. We face risks described but not limited to those detailed below. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. The trading price of our common stock could decline due to any of these risks. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this Annual Report on Form 10-K, including our financial statements and related notes.

We are dependent on sales to a relatively small number of customers and a disruption in sales to any one of these customers could materially harm our financial results.

Our business is highly dependent on a limited number of OEM customers. For example, sales to Sun accounted for 82.0% and 63.2% of our net revenue for the years ended December 31, 2006 and December 31, 2007, respectively. In addition, sales to NetApp accounted for 12.5% of our net revenue for the year ended December 31, 2007. We expect Sun, NetApp and HP will each represent greater than 10% of our overall revenues for the year ending December 31, 2008. If our relationships with Sun, NetApp, HP, Fujitsu Siemens, or certain of our other OEM customers were disrupted, we would lose a significant portion of our anticipated net revenue and our business could be materially harmed. We cannot guarantee that our relationship with Sun, NetApp, HP, Fujitsu Siemens or our other OEM customers will expand or not otherwise be disrupted. Factors that could influence our relationship with our significant OEM customers, including Sun, NetApp, HP and Fujitsu Siemens include:

- our ability to maintain our products at prices that are competitive with those of other storage system suppliers;
- our ability to maintain quality levels for our products sufficient to meet the expectations of our OEM customers;
- our ability to produce, ship and deliver a sufficient quantity of our products in a timely manner to meet the needs of our OEM customers;
- our ability to continue to develop and launch new products that our OEM customers feel meet their needs and requirements, with respect to cost, timeliness, features, performance and other factors;
- our ability to provide timely, responsive and accurate customer support to our OEM customers; and
- the ability of Sun, NetApp, HP, Fujitsu Siemens or our other OEM customers to effectively launch, ramp, ship, sell and market their own solutions based on our products.

The market for our products is subject to substantial pricing pressure that may harm our net revenues, gross margins and operating results.

Pricing pressures exist in the data storage market and have affected and may, in the future, continue to affect our net revenues, gross margins and operating results. These pricing pressures are due, in part, to continuing decreases in component prices, such as those of disks, memory, semiconductors and RAID controllers. Decreases in component prices are typically passed on to customers by storage companies through a continuing decrease in the price of storage hardware systems.

Pricing pressures are also due, in part, to the highly competitive nature of our industry, the narrowing of functional differences among competitors, which forces companies to compete more on price rather than product features, and the introduction of new technologies, which leaves older technology more vulnerable to pricing pressures. To the extent we are forced to reduce the prices of our products sold as a result of these pressures, our net revenues, gross margins and operating results could decline.

Pricing pressures also exist from our significant OEM customers that may attempt to change the terms, including pricing and payment terms of their agreements with us. As our OEM customers are pressured to reduce prices as a result of competitive factors, we may be required to contractually, or otherwise, commit to price reductions for our products prior to determining if we can implement corresponding cost reductions. If we are unable to achieve such cost reductions, or have to reduce the pricing of our products, our gross margins may be negatively impacted which could have a material adverse effect on our business, financial condition or results of operations.

Our OEM customers may have very aggressive product launch and ramp schedules and our efforts to accommodate these schedules may divert our management's attention, cause component shortages and force us to allocate products across many customers, all of which could harm our customer relations.

In January 2008, we entered into an expanded partnership with HP to provide private-label RAID storage arrays. In February 2008, HP indicated that they were planning to launch products based upon our technology and that they would start to ship these products in March 2008. Our efforts to accommodate this and other similar launch and ramp schedules may divert management's attention from the rest of our business and force us to allocate product volumes across many customers due to component shortages, all of which could harm our relations with customers. In addition, we may be required to incur overtime, expedite charges and other charges such as shipping products by air as opposed to by ocean as a result of efforts to meet such schedules. Any of these factors could result in lower revenue and margin as well as increased operating expenses which would have an impact on our business, financial condition or results of operations.

Our contracts with our OEM customers do not include minimum purchase requirements and are not exclusive, and we cannot assure you that our relationship with these major customers will not be terminated or will generate significant sales.

None of our contracts with our existing customers, including Sun, NetApp, HP and Fujitsu Siemens, contain any minimum purchasing commitments and our customers may cancel purchase orders at any time. Consequently, our customers generally order only through written purchase orders. Further, we do not expect that future contracts with customers, if any, will include any minimum purchasing commitments. Changes in the timing, or volume of purchases by our major customers, could result in lower revenue. For example, we cannot be certain that our sales to Sun will continue at historical levels or sales to NetApp, HP, or any of our OEM customers, will ramp to expected levels. In fact, sales to Sun have continued to decrease compared to earlier levels. In addition, our existing contracts do not require our OEM customers to purchase our products exclusively or on a preferential basis over the products of any of our competitors. Consequently, our OEM customers may sell the products of our competitors. For example, in April 2006, we were informed by Sun of its decision to move potential future supply of a new, low-end, entry-level storage product to another party. The project had previously been directed solely to Dot Hill. We cannot be certain if, when or to what extent any customer might cancel purchase orders, cease making purchases or elect not to renew the applicable contract upon the expiration of the current term. The decision by any of our OEM customers to cancel purchase orders, cease making purchases or terminate their respective contracts could cause our revenues to decline substantially, and our business and results of operations could be significantly harmed.

The requirement of a few of our larger OEM customers to locate finished goods inventory in vendor managed "hubs" could result in a reduction in working capital and cash.

A few of our larger OEM customers including NetApp, HP and Fujitsu Siemens deploy vendor managed inventory, or VMI hubs, whereby vendors, including us, are required to provide for up to several weeks of finished goods inventory. This inventory is typically located at hubs close to our OEM customer's final assembly facilities. As of December 31, 2007, we had net inventory of $9.0 million, up from $2.2 million as of December 31, 2006, primarily resulting from inventory hubbing requirements with NetApp and Fujitsu Siemens. If our business with these customers increases, we expect inventory levels at these hubs to grow, which could result in a reduction of cash and increasing inventory loss and obsolescence risk, all of which could harm our business and results of operations. In addition, we expect to add additional inventory in support of our amended agreement with HP.

Our revenues may be affected by changes in IT spending levels.

In the past, unfavorable or uncertain macroeconomic conditions and reduced global IT spending rates have adversely affected the markets in which we operate. The risk of a pending recession could reduce the demand for our products and negatively impact revenues and operating profit. We are unable to predict changes in general macroeconomic conditions and when global IT spending rates will be affected. Furthermore, even if IT spending rates increase, we cannot be certain that the market for external storage solutions will be positively impacted. If there are future reductions in either domestic or international IT spending rates, or if IT spending rates do not increase, our revenues, operating results and financial condition may be adversely affected.

We may continue to experience losses in the future, and may require additional capital.

For the year ended December 31, 2007, we incurred a net loss of $60.2 million. In 2008, we expect our business to remain volatile as we are unable to reliably predict revenues from Sun, NetApp, HP, Fujitsu Siemens and our other OEM customers. In addition, we will have to make investments in people, inventory and capital equipment to support our amended agreement with HP. Revenue levels achieved from HP and our other customers, our ability to introduce new products as planned, and our ability to reduce product costs and manage our operating expenses and manufacturing variances, will affect our financial results for 2008. Consequently, we cannot assure you that we will be profitable in any future period, or that these attempts at mitigation will be successful.

Our available cash, cash equivalents and short term investments as of December 31, 2007 totaled $82.4 million. We presently expect cash, cash equivalents, short term investments and cash generated from operations to be sufficient to meet our operating and capital requirements through at least the next 12 months. However, unanticipated events may require us to raise additional funds. Our future capital requirements will depend on, and could increase substantially as a result of many factors, including:

- the increased inventory requirements due to contractual requirements with NetApp, HP and Fujitsu Siemens;
- we expect to utilize $10-$20 million in cash over prior projections to support additional finished goods inventory in HP designated locations and to make incremental investments in organizational capabilities and test infrastructure;
- our ability to meet product delivery schedules for HP and other customers which could result in increased air freight, expedite and overtime charges;
- our plans to maintain and enhance our engineering, research, development and product testing programs;
- our need for additional tooling to support increased volumes or in support of disaster recovery plans;
- our ability to achieve targeted gross profit margins and cost reduction objectives;
- our ability to contain operating expenses and manufacturing variances;
- our ability to reach break-even or profitability;
- the extent to which we rationalize our facilities or organization;
- the success of our manufacturing strategy;

- the success of our sales and marketing efforts;
- the amount of field failures resulting in product replacements or recalls;
- the extent and terms of any development, marketing or other arrangements;
- changes in economic, regulatory or competitive conditions;
- costs of filing, prosecuting, defending and enforcing intellectual property rights; and
- costs of litigating and defending law suits.

We may not be able to raise additional funds on commercially reasonable terms or at all. Any sales of convertible debt or equity securities in the future may have a substantial dilutive effect on our existing stockholders. If we are able to borrow funds, we may be required to grant liens on our assets to the provider of any source of financing or enter into operating debt service or working capital covenants with any provider of financing that could hinder our ability to operate our business in accordance with our plans. As a result, our ability to further borrow money on a secured basis may be impaired, and we may not be able to issue secured debt on commercially reasonable terms or at all.

A significant percentage of our expenses are fixed, and if we fail to generate targeted revenues or margins in associated periods, our operating results will be harmed.

We may have to take further measures to reduce expenses if revenue declines and we experience greater operating losses or do not achieve a stable net income. A number of factors could preclude us from successfully bringing costs and expenses in line with our net revenue, such as the fact that our expense levels are based in part on our expectations as to future sales, and that a significant percentage of our expenses are fixed, which limits our ability to reduce expenses quickly in response to any shortfalls in net revenue or margin. As a result, if net revenue, product margin, or gross margin, do not meet our projections, operating results may be negatively affected. We may experience shortfalls in net revenue or margins for various reasons, including:

- significant pricing pressures that occur because of declines in selling prices over the life of a product or because of increased competition;
- sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers and manufacturers to allocate available supplies or capacity to others, which, in turn, may harm our ability to meet our sales obligations or we may have to incur additional charges to expedite product shipments to customers;
- product supply shortages due to increased demands of our OEM customers, which could also harm our relationships with our customers;
- the reduction, rescheduling or cancellation of customer orders;
- our inability to drive down component costs or adequately manage price variances on components;
- our inability to market products with competitive features, or the inability to market certain products in any form, due to the patents or other intellectual property rights of third parties; and
- product defects or quality issues that may result in higher product return rates and failure rates.

In addition, we typically plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. Our customer's forecasts have not historically demonstrated a high degree of accuracy. From time to time, in response to anticipated long lead times to obtain inventory and materials from our outside suppliers, we may order materials in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs due to expected orders that fail to materialize.

The transition of manufacturing of our products and potentially other products to MiTAC and SYNNEX could impact our operating results.

Our decision to enter into a manufacturing agreement with MiTAC and SYNNEX in February 2007 was partly based upon our belief that we could achieve lower manufacturing and product transformation costs. While much of this transition is now completed for our Series 2000 and successor products we need to refine and expand processes, tooling and manufacturing infrastructure. Consequently, there could be additional costs or capacity constraints that could negatively impact expected gross margins and revenues. We are currently evaluating migrating the manufacturing of products for NetApp to MiTAC and SYNNEX from Flextronics. During this transition, we could also have surplus raw materials, finished goods, at Flextronics, which could result in write-downs and/or lower margins. In addition, if we experience any product quality,or manufacturing capacity issues, we could impact revenues from customers as well as their satisfaction with our products.

The pricing we received from contract manufacturers was predicated on volume expectations. If however, we are unable to give any of our contract manufacturers sufficient volumes of products to manufacture on our behalf, our contract manufacturers are likely to become less responsive to us and seek to increase prices, which could potentially negatively impact margins and profits.

In addition, our new relationship with MiTAC and SYNNEX may negatively impact our relationship with Flextronics, and thus we cannot be assured that there will not be any strains on the relationship between the two companies that could impact product cost, quality or our ability to meet product delivery schedules.

Our inability to lower product costs or changes in the mix of products we sell may significantly impact our gross margins and operating results.

Our gross margins are determined in large part based on our manufacturing costs, our component costs and our ability to include RAID controllers, and low cost value added features into our products, as well as the prices at which we sell our products. If we are unable to lower production costs to be consistent with our projections or any decline in selling prices, our gross margins and operating results will suffer. Several of the new products we are currently shipping or expect to begin shipping are in the early stages of their lifecycle. Our historical experience indicates that gross margins on new products are low initially and increase over time as a result of maturing manufacturing processes, component cost reductions and engineering the products to reduce costs. If we fail to achieve these margin improvements, our gross margins will be negatively impacted and our business, financial condition and results of operations could be significantly harmed. Additional factors which could adversely impact gross margin dollars and gross margin percentage include:

- changes in the mix of products we sell to our customers;
- increased price competition;
- introduction of new products by us or our competitors, including products with price performance advantages;
- our inability to reduce production or component costs;
- entry into new markets or the acquisition of new customers;
- sales discounts and marketing development funds;
- ongoing revaluation of the Chinese RMB compared to the US dollar;
- increases in material or labor costs;
- excess inventory, inventory shrinkages and losses and inventory holding charges;
- reductions in component costs purchased on our behalf by our contract manufacturers or owned by us in inventory resulting in purchase price variances;
- increased warranty costs and costs associated with any potential future product quality and product defect issues;

- our inability to sell our higher performance Series 5000 and Series 2000 products and our data management services software;
- component shortages which can result in expedite fees, overtime or increased use of air freight;
- increased freight costs resulting from the need to expedite shipments of components to our contract manufacturer or finished goods to some of our customers and their hub locations; and
- increases in headcount and expenses required to support our new customers.

Some of our strategies to offset gross margin erosion include:

- shifting our manufacturing to lower cost suppliers, such as MiTAC and SYNNEX, as we did with our Series 2000 and 5000 products and transitioning the manufacturing of other products to MiTAC and SYNNEX;
- leveraging our volumes created by our new design wins to secure additional component cost and manufacturing transformation cost reductions;
- bundling our data management services software into our products; and
- increasing adoption of our higher performance Series 5000 and Series 2000 Turbo products.

We cannot assure you that we will be successful in executing these strategies to mitigate gross margin erosion. All of these factors, together with increasing pricing pressures, could further adversely affect our gross margins and operating results.

Our financial condition will be materially harmed if we do not maintain competitiveness and gain acceptance of our products.

The markets in which we compete involve rapidly changing technology, evolving industry standards and continuing improvements in products and services. Our future success depends, in part, on our ability to:

- enhance our current products and develop and introduce in a timely manner new products that keep pace with technological developments and industry standards;
- compete effectively on the basis of price and performance; and
- adequately address OEM and end-user customer requirements and achieve market acceptance.

We believe that to remain competitive, we will need to continue to develop new products, which will require a significant investment in new product development. Our competitors are developing alternative technologies, which may adversely affect the market acceptance of our products. If alternative technologies and interface protocols are adopted by the industry that we have not incorporated into our products, we may become uncompetitive and not have product offerings for select market segments. Even if our new products are developed on time, we may not be able to manufacture them at competitive prices or in sufficient volumes.

Liquidity problems or bankruptcy of some our small OEM customers could increase exposure to losses from bad debts, increase accounts receivable and could have a material adverse effect on our business, financial condition and results of operations.

The revenue from our smaller OEM customers is increasing and they may not be as well capitalized nor do they have the financial resources of our historical customer base. In addition, our sales to all our customers are typically made on credit without collateral. There is a risk that customers will not pay, or that payment may be delayed, because of their liquidity constraints, or because they are awaiting payment from their customers, or other factors beyond our control, which could increase our exposure to losses from bad debts, or increase accounts receivable, and thus reduce cash.

Product recalls, epidemic failures, post-manufacture repairs of our products liability claims, absence or cost of insurance, and associated costs could harm our reputation, divert resources, reduce sales and increase costs and could have a material adverse effect on our financial condition.

Our new integrated storage systems, as well as our legacy products, may contain undetected errors, or failures, that become epidemic failure, which may be discovered after shipment, resulting in a loss of revenue, or a loss or delay in market acceptance, which could harm our business. The product failure or recall could be the result of components purchased from our suppliers not meeting the required specifications, manufacturing defects or from our own design deficiencies. During the first half of 2007, we experienced several product quality issues associated with our then recently introduced Series 2000 products. The cost of rectifying these issues had a negative impact on margins during the first half of 2007.

Even if the errors are detected before shipment, such errors could result in the halting of production, the delay of shipments, recovery costs, loss of goodwill, tarnishment of reputation and/or a substantial decrease in revenue. Our standard warranty provides that if our systems do not function to published specifications, we will repair or replace the defective component or system without charge generally for a period of about three years. Significant warranty costs, particularly those that exceed reserves, could decrease our margin and negatively impact our business, results of operations and financial condition. In addition, defects in our products could result in our customers claiming property damages, consequential damages, or bodily injury, which could also result in our loss of customers and goodwill. None of our customers have thus far asserted claims, but may in the future assert claims, that our products have failed to meet agreed-to specifications or that they have sustained injuries from our products, and we may be subject to lawsuits relating to these claims. There is a risk that these claims or liabilities may exceed, or fall outside of the scope of our insurance coverage. Any such claim could distract management's attention from operating our business and, if successful, result in damage claims against us that might not be covered by our insurance.

Our operating results are subject to substantial quarterly and annual fluctuations, and our period-to-period comparisons are not necessarily meaningful and we may not meet the expectations of public market analysts and investors.

Our revenues in any quarter are substantially dependent upon customer orders in that quarter. We attempt to project future orders based in part on estimates from our OEM customers. For this purpose, arrangements with OEM customers will usually include the estimated future volume requirements of that customer. Our OEM customers' estimated requirements are not often accurate and we therefore cannot predict our quarterly revenues with any degree of certainty. Moreover, we cannot predict or control our customers' product launch dates, volume ramps and other factors than may result in substantial fluctuations on a quarterly or annual basis. In addition, Sun's quarterly operating results typically fluctuate downward in the first quarter of their fiscal year when compared with the immediately preceding fourth quarter. It is likely that NetApp's and HP's sales as well as sales of our other new OEM customers of storage products supplied by us will fluctuate on a quarterly or seasonal basis as well, and these fluctuations will affect our financial results. Due to the infancy of the NetApp and HP relationships, we cannot be certain of what affect these fluctuations will have on our quarterly results.

Our quarterly operating results have fluctuated significantly in the past as shown in the following table and are not a good indicator of future performance (in millions).

Quarter	Net Revenue	Net Income (Loss)
First Quarter 2004	$47.9	$ (2.6)
Second Quarter 2004	69.0	6.7
Third Quarter 2004	57.0	3.5
Fourth Quarter 2004	65.5	4.0
First Quarter 2005	58.0	2.1
Second Quarter 2005	65.9	3.3
Third Quarter 2005	53.6	(1.3)
Fourth Quarter 2005*	56.3	22.5
First Quarter 2006	58.7	(5.0)
Second Quarter 2006	66.3	(6.6)
Third Quarter 2006**	54.8	(60.1)
Fourth Quarter 2006	59.4	(9.1)
First Quarter 2007	53.4	(6.0)
Second Quarter 2007	56.2	(3.7)
Third Quarter 2007	45.7	(4.1)
Fourth Quarter 2007***	51.8	(46.4)

* Includes deferred tax benefit from reversal of valuation allowance of $25.3 million.

** Includes income tax expense related to reestablishing valuation allowance of $47.1 million.

*** Includes write off of $40.7 in goodwill

Accordingly, comparisons of our quarterly results of operations or other period to period comparisons are not necessarily meaningful and should not be relied on as an indication of our future performance. In addition, the announcement of financial results that fall short of the results anticipated by public market analysts and investors could have an immediate and significant negative effect on the trading price of our common stock in any given period.

We may have difficulty predicting future operating results due to both internal and external factors affecting our business and operations, which could cause our stock price to decline.

Our operating results may vary significantly in the future depending on a number of factors, many of which are out of our control, including:

- the size, timing, cancellation or rescheduling of significant customer orders;
- our ability to reduce fixed expenses;
- our customer policies pertaining to desired inventory levels of our products and the levels of inventory our customers require us to maintain in their designated inventory hub locations;
- changes in the mix or average selling prices of our products;
- market acceptance of our new products and product enhancements and new product announcements or introductions by our competitors;
- product configuration, mix and quality issues;
- changes in pricing by us or our competitors;
- the cost of litigation and settlements involving intellectual property and other issues;
- deferrals of customer orders in anticipation of new products or product enhancements;

- our ability to ramp our manufacturing to keep up with demand from our customers;
- our ability to develop, introduce and market new products and product enhancements on a timely basis;
- hardware component costs and availability, particularly with respect to hardware components obtained from sole-source providers and major component suppliers such as disk drives, memory, sole source semiconductors and legacy RAID controllers;
- our success in creating brand awareness and in expanding our sales and marketing programs;
- the level of competition;
- gain or loss of customers;
- potential increases or reductions in inventories held by OEM customers;
- slowing sales of the products of our OEM customers;
- technological changes in the open systems storage market, some of which could potentially be breakthrough technologies that may provide competitors cost or performance advantages;
- levels of expenditures on research, engineering and product development;
- levels of expenditures in our manufacturing and support organization and our ability to manage variances in component costs and inventory levels of components held by our manufacturing partners;
- longer than anticipated product integration cycles for our products;
- the quality and timeliness of products being manufactured by Flextronics, MiTAC and SYNNEX and compliance with environmental regulations or related requirements of our OEM customers;
- changes in our business strategies;
- actual events, circumstances, outcomes and amounts differing from judgments, assumptions and estimates used in determining the value of certain assets (including the amounts of related valuation allowances and valuation of goodwill), liabilities and other items reflected in our consolidated financial statements;
- changes in accounting rules or changes in our accounting policies;
- changes in effective income tax rates, including those resulting from changes in tax laws;
- personnel changes; and
- general economic and other conditions affecting the timing of customer orders and capital spending or conditions in the global economy that impact IT spending.

Due to these factors, as well as other unanticipated factors, it is likely that in some future quarter, or quarters, our operating results will be below the expectations of public market analysts or investors, and as a result, the price of our common stock could significantly decrease.

Our sales cycle varies substantially and future net revenue in any period may be lower than our historical revenues or forecasts.

Our sales are difficult to forecast because the open systems storage market is rapidly evolving and our sales cycle varies substantially from customer to customer. Customer orders for our products can range in value from a few thousand dollars to over a million dollars. The length of time between initial contact with a potential customer and the sale of our product may last from six to 36 months. This is particularly true during times of economic slowdown, for sales to OEM customers and for the sale and installation of complex solutions. We have shifted our business strategy to focus primarily on OEM customers, with whom sales cycles are generally longer, more costly and less certain than direct sales to end-users, or sales through VARs.

Additional factors that may extend our sales cycle, particularly orders for new products, include:

- the amount of time needed for technical evaluations by customers;

- customers' budget constraints and changes to customers' budgets during the course of the sales cycle;
- customers' internal review and testing procedures;
- our engineering work necessary to integrate a storage solution with a customer's system;
- the complexity of technical challenges that need to be overcome during the development, testing and/or qualification process for new products and/or new customers;
- meeting unique customer specifications and requirements; and
- difficulties by our customers in integrating our products and technologies into their own products.

Our net revenue is difficult for us to predict since it is directly affected by the timing of large orders. Due to the unpredictable timing of customer orders, we may ship products representing a significant portion of our net sales for a quarter during the last month of that quarter. In addition, our expense levels are based, in part, on our expectations as to future sales. As a result, if sales levels are below expectations, our operating results may be disproportionately affected. We cannot assure you that our sales will not decline in future periods.

Manufacturing and supplier disruptions could harm our business.

We rely on third parties to manufacture all of our products. If our agreements with Flextronics, MiTAC or SYNNEX are terminated, or if they do not perform their obligations under our agreement, or if we otherwise determine to transition manufacturing of our products to another third party manufacturer, it could take several months to establish and qualify alternative manufacturing for our products and we may not be able to fulfill our customers' orders in a timely manner. In addition, Flextronics recently acquired Solectron and there is no assurance that the combined company will not terminate, or otherwise seek to modify the terms of our agreement with Flextronics, and any such termination or modification may also require us to establish and qualify alternative manufacturing for our products. Any such transition would also require a significant amount of our management's attention. Under our OEM agreements with Sun and NetApp, they have the right to require that we use a third party to manufacture our products. Such an external manufacturer must meet the engineering, qualification and logistics requirements of both Sun and NetApp. If our agreements with Flextronics, MiTAC or SYNNEX terminate, we cannot be certain that we will be able to identify a suitable alternative manufacturing partner that meets the requirements of our OEM customers and one that is cost competitive. Failure to identify a suitable alternative manufacturing partner could impact our customer relationships and our financial condition.

Due to our use of third-party manufacturers, our ability to control the timing of shipments could decrease. Delayed shipment could result in the deferral or cancellation of purchases of our products. Any significant deferral or cancellation of these sales would harm our results of operations in any particular quarter. Net revenue for a period may be lower than predicted if large orders forecasted for that period are delayed or are not realized, which could impact cash flow or result in a decline in our stock price. To the extent we establish a relationship with an alternative manufacturer for our products, we may be able to partially mitigate potential disruptions to our business. We may also suffer manufacturing disruptions as we ramp up manufacturing processes for our new integrated storage systems, which could result in delays in delivery of these products to our OEM customers and adversely affect our results of operations. Additionally, production of our products could be disrupted as a result of geo-political events in Asia and other manufacturing locations.

We also generally extend to our customers the warranties provided to us by our suppliers and, accordingly, the majority of our warranty obligations to customers are covered by supplier warranties. For warranty costs not covered by our suppliers, we reserve for estimated warranty costs in the period the revenue is recognized. There can be no assurance that our suppliers will continue to provide such warranties to us in the future, or that we have estimated these costs correctly, which could have a material adverse effect on our operating results and financial condition.

The loss of one or more suppliers could slow or interrupt the production and sales of our products.

Our third party manufacturers rely on other third parties to supply key components of our storage products. Many of these components are available only from limited sources in the quantities and quality we require. From time to time there is significant market demand for disk drives, semiconductors, RAID controllers, memory and other components, and we may experience component shortages, selective supply allocations and increased prices of such components. In such event, we may be required to purchase our components from alternative suppliers, and we cannot be certain that alternative sources of supplies will be available at competitive terms. Even if alternative sources of supply for critical components such as disk drives and controllers become available, incorporating substitute components into our products could delay our ability to deliver our products in a timely manner. For example, we estimate that replacing key components we currently use in our products with those of another supplier, could involve several months of hardware and software modification, which could significantly harm our ability to meet our customers' orders for our products, damage our customer relationships and result in a loss of sales.

Any shortage of disk drives, memory or other components could increase our costs or harm our ability to manufacture and deliver our storage products to our customers in a timely manner.

Demand for disk drives and memory has at times surpassed supply, forcing drive, memory and component suppliers, including those who supply the components that are integrated into many of our storage products, to manage allocation of their inventory. If such a shortage were prolonged, we may be forced to pay higher prices for disk drives, memory or components or may be unable to purchase sufficient quantities of these components to meet our customers' demand for our storage products in a timely manner or at all. Similar circumstances could occur with respect to other necessary components.

The market for storage systems is intensely competitive and our results of operations, pricing and business could be harmed if we fail to maintain or expand our market position.

The storage market is intensely competitive and is characterized by rapidly changing technology. We compete primarily against independent storage system suppliers, including EMC, NetApp, Hitachi, LSI, Infortrend and Xyratex, but also against server companies such as HP, IBM, Sun and Dell as well as smaller storage companies. The server companies and independent storage systems suppliers are also potential customers as well and as indicated we have established a relationship with Sun, NetApp and HP. Future competitors could include original design manufacturers and contract manufacturers, some of whom we partner with today.

Many of our existing and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, sales, marketing and other resources than us. As a result, they may have more advanced technology, larger distribution channels, stronger brand names, better customer service and access to more customers than we do. Other large companies with significant resources could become direct competitors, either through acquiring a competitor or through internal efforts. Additionally, a number of new, privately held companies are currently attempting to enter the storage market, some of which may become significant competitors in the future. Any of these existing or potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion and sale of products or deliver competitive products at lower prices than us.

We could also lose current or future business to any of our suppliers or manufacturers, some of which directly and indirectly compete with us. Currently, we leverage our supply and manufacturing relationships to provide a significant share of our products. Our suppliers and manufacturers are very familiar with the specific attributes of our products and may be able to provide our customers with similar products.

We also expect that competition will increase as a result of industry consolidation and the creation of companies with new, innovative product offerings. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers.

Accordingly, it is possible that new competitors, or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, and may reduce operating margins and create a potential loss of market share, any of which could harm our business. We believe that the principal competitive factors affecting the storage systems market include:

- performance, features, scalability and reliability;
- price;
- product breadth;
- product availability and quality;
- timeliness of new product introductions; and
- interoperability and ease of management.

We cannot assure you that we will be able to successfully incorporate these factors into our products and compete against current or future competitors or that competitive pressures we face will not harm our business. If we are unable to develop and market products to compete with the products of competitors, our business will be materially and adversely affected. In addition, if major OEM customers who are also competitors cease purchasing our products in order to concentrate on sales of their own products, our business will be harmed.

The open systems storage market is rapidly changing and we may be unable to keep pace with or properly prepare for the effects of those changes.

The open systems data storage market in which we operate is characterized by rapid technological change, frequent new product introductions, new interface protocol, evolving industry standards and consolidation among our competitors, suppliers and customers. Customer preferences in this market are difficult to predict and changes in those preferences and the introduction of new products by our competitors or us could render our existing products obsolete or uncompetitive. Our success will depend upon our ability to address the increasingly sophisticated needs of customers, to enhance existing products, and to develop and introduce on a timely basis, new competitive products, including new software and hardware, and enhancements to existing software and hardware that keep pace with technological developments and emerging industry standards. If we cannot successfully identify, manage, develop, manufacture or market product enhancements or new products, our business will be harmed. In addition, consolidation among our competitors, suppliers and customers may harm our business by increasing the resources of our competitors, reducing the number of suppliers available to us for our product components and increasing competition for customers by reducing the number of customer-purchasing decisions.

Our success depends significantly upon our ability to protect our intellectual property and to avoid infringing the intellectual property of third parties, which has already resulted in costly, time-consuming litigation and could result in the inability to offer certain products.

We rely primarily on patents, copyrights, trademarks, trade secrets, nondisclosure agreements and common law to protect our intellectual property. Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. In addition, the laws of foreign countries may not adequately protect our intellectual property rights. Our efforts to protect our intellectual property from third party discovery and infringement may be insufficient and third parties may independently develop technologies similar to ours, duplicate our products or design around our patents.

In addition, third parties may assert infringement claims against us, which would require us to incur substantial license fees, legal fees and other expenses, and distract management from the operations of our business. For example, in 2003, Crossroads Systems filed a lawsuit against us alleging that our products infringe two United States patents assigned to Crossroads. In 2006, we entered into a Settlement and License Agreement with Crossroads that settles the lawsuit and licenses to us the family of patents from which it stemmed. We incurred significant legal expenses in connection with these matters. Other third parties may assert additional infringement claims against us in the future, which would similarly require us to incur substantial license fees, legal fees and other expenses, and distract management from the operations of our business.

We expect that providers of storage products will increasingly be subject to infringement claims as the number of products and competitors increases. In addition to the formal claims brought against us by Crossroads, we receive, from time to time, letters from third parties suggesting that we may require a license from such third parties to manufacture or sell our products. We evaluate all such communications to assess whether to seek a license from the patent owner. We may be required to purchase licenses that could have a material impact on our business, or, we may not be able to obtain the necessary license from a third party on commercially reasonable terms, or at all. Consequently, we could be prohibited from marketing products that incorporate the protected technology or incur substantial costs to redesign our products in a manner to avoid infringement of third party intellectual property rights.

Environmental compliance costs could adversely affect our net income.

Many of our products are subject to various laws governing chemical substances in products, including those regulating the manufacture and distribution of chemical substances and those restricting the presence of certain substances in electronic products. We could incur substantial costs, or our products could be restricted from entering certain countries, if our products become non-compliant with environmental laws.

We face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials composition of our products, including the restrictions on lead and certain other substances that apply to specified electronic products put on the market in the European Union as of July 1, 2006 (Restriction of Hazardous Substances Directive, or RoHS). We design our products to ensure that they comply with these requirements as well as related requirements imposed by our OEM customers. We are also working with our suppliers to provide us with compliant materials, parts and components. If our products do not comply with the European substance restrictions, we could become subject to fines, civil or criminal sanctions, and contract damage claims. In addition, we could be prohibited from shipping non-compliant products into the European Union, and required to recall and replace any products already shipped, if such products were found to be non-compliant, which would disrupt our ability to ship products and result in reduced revenue, increased obsolete or excess inventories and harm to our business and customer relationships. We also must successfully manage the transition to RoHS-compliant products in order to minimize the effects of product inventories that may become excess or obsolete, as well as ensure that sufficient supplies of RoHS-compliant products can be delivered to meet customer demand. Failure to manage this transition may adversely impact our revenues and operating results. Various other countries and states in the United States have issued, or are in the process of issuing, other environmental regulations that may impose additional restrictions or obligations and require further changes to our products. These regulations could impose a significant cost of doing business in those countries and states.

The European Union has enacted the Waste Electrical and Electronic Equipment Directive, which makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. The deadline for the individual member states of the European Union to enact the directive in their respective countries was August 13, 2004. Producers participating in the market became financially responsible for implementing these responsibilities beginning in August 2005. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, China and Japan, the cumulative impact of which could be significant.

Our success depends on our ability to attract and retain key personnel.

Our performance depends in significant part on our ability to attract and retain talented senior management and other key personnel. Our key personnel include Dana Kammersgard, our Chief Executive Officer and President, Hanif Jamal, our Chief Financial Officer, Phil Davis, our Executive Vice President of Worldwide Field Operations, James Kuenzel, our Senior Vice President of Engineering, and Robert Finley, our Vice President of Manufacturing and Operations. If any of these individuals were to terminate his employment with us, we would be required to locate and hire a suitable replacement. Competition for attracting talented employees in the technology industry is intense. We may be unable to identify suitable replacements for any employees that we lose. In addition, even if we are successful in locating suitable replacements, the time and cost involved in recruiting, hiring, training and integrating new employees, particularly key employees responsible for significant portions of our operations, could harm our business by delaying our production schedule, our research and development efforts, our ability to execute on our business strategy and our client development and marketing efforts.

Many of our customer relationships are based on personal relationships between the customer and our executives or sales representatives. If these representatives terminate their employment with us, we may be forced to expend substantial resources to attempt to retain the customers that the sales representatives serviced. Ultimately, if we were unsuccessful in retaining these customers, our net revenue would decline.

Our executive officers and directors and their affiliates own a significant percentage of our outstanding shares, which could prevent us from being acquired and adversely affect our stock price.

As of December 31, 2007, our executive officers, directors and their affiliates beneficially owned approximately 9.9% of our outstanding shares of common stock. These individuals may be able to influence matters requiring approval by our stockholders, including the election of a majority of our directors. The voting power of these stockholders under certain circumstances could have the effect of delaying or preventing a change in control of us. This concentration of ownership may also make it more difficult or expensive for us to obtain financing. Further, any substantial sale of shares by these individuals could depress the market price of our common stock and impair our ability to raise capital in the future through the sale of our equity securities.

Protective provisions in our charter and bylaws and the existence of our stockholder rights plan could prevent a takeover which could harm our stockholders.

Our certificate of incorporation and bylaws contain a number of provisions that could impede a takeover or prevent us from being acquired, including, but not limited to, a classified board of directors, the elimination of our stockholders' ability to take action by written consent and limitations on the ability of our stockholders to remove a director from office without cause. Our board of directors may issue additional shares of common stock or establish one or more classes or series of preferred stock with such designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as determined by our board of directors without stockholder approval. In addition, we adopted a stockholder rights plan in May 2003 that is designed to impede takeover transactions that are not supported by our board of directors. Each of these charter and bylaw provisions and the stockholder rights plan gives our board of directors, acting without stockholder approval, the ability to prevent, or render more difficult or costly, the completion of a takeover transaction that our stockholders might view as being in their best interests.

Unanticipated changes in our tax provisions or adverse outcomes resulting from examination of our income tax returns could adversely affect our net income.

We are subject to income taxes in the United States and various foreign jurisdictions. Our effective income tax rates have recently been and could in the future be adversely affected by changes in tax laws or interpretations of those tax laws, by changes in the mix of earnings in countries with differing statutory tax rates, by discovery of new information in the course of our tax return preparation process, or by changes in the valuation of our deferred tax assets and liabilities. Our effective income tax rates are also affected by intercompany transactions for licenses, services, funding and other items. Additionally, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities which may result in the assessment of additional income taxes. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. However, there can be no assurance that the outcomes from these continuous examinations will not have a material adverse effect on our financial condition or results of operations.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, or FIN 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN 48 during the first quarter of fiscal 2007. There is a risk that the adoption of FIN 48 could result in future inter-period effective income tax rate volatility.

The exercise of outstanding warrants may result in dilution to our stockholders.

Dilution of the per share value of our common stock could result from the exercise of outstanding warrants. As of December 31, 2007 there were outstanding warrants to purchase 337,742 shares of our common stock. The warrants have exercise prices ranging from $3.25 to $4.50 per share and expire at various dates through March 14, 2008. Additionally, on January 4, 2008 in connection with amending our agreement with HP, we issued a fully vested warrant to HP to purchase 1,602,489 shares of our common stock at an exercise price of $2.40 per share. The warrant is exercisable for a period of five years from the date of issuance. When the exercise price of the warrants is less than the trading price of our common stock, exercise of the warrants would have a dilutive effect on our stockholders. The possibility of the issuance of shares of our common stock upon exercise of the warrants could cause the trading price of our common stock to decline.

Furthermore, it is also possible that future large customers or suppliers, make our relationship with them contingent on receiving warrants to purchase Dot Hill's common stock. The impact of potentially issuing additional warrants can have a dilutive effect on our stockholders.

Our stock price may be highly volatile and could decline substantially and unexpectedly, which has resulted in litigation.

The market price of our common stock has fluctuated substantially, and there can be no assurance that such volatility will not continue. Several factors could impact our stock price including, but not limited to:

- differences between our actual operating results and the published expectations of analysts;
- quarterly fluctuations in our operating results;
- introduction of new products or changes in product pricing policies by our competitors or us;
- conditions in the markets in which we operate;
- changes in market projections by industry forecasters;
- changes in estimates of our earnings by industry analysts;
- overall market conditions for high technology equities;
- rumors or dissemination of false information; and
- general economic and geopolitical conditions.

It is often the case that securities class action litigation is brought against a company following periods of volatility in the market price of its securities. For example, in late January and early February 2006, numerous purported class action complaints were filed against us in the United States District Court for the Southern District of California. The complaints seek damages based on alleged violations of federal securities laws related to alleged inflation in our stock price in connection with various statements and alleged omissions to the public and to the securities markets and declines in our stock price in connection with the restatement of certain of our quarterly financial statements for fiscal year 2004. In addition, four complaints purporting to be derivative actions have been filed in California state court against certain of our directors and executive officers. These complaints are based on the same facts and circumstances described in the federal class action complaints and generally allege that the named directors and officers breached their fiduciary duties by failing to oversee adequately our financial reporting. Each of the complaints generally seeks an unspecified amount of damages. Securities litigation could result in the expenditure of substantial funds, divert management's attention and resources, harm our reputation in the industry and the securities markets and reduce our profitability.

Future sales of our common stock may hurt our market price.

As of December 31, 2007, 41% of our common stock was owned by six institutional stockholders. As a result a substantial number of shares of our common stock may become available for resale. If these or other of our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decline. These sales might also make it more difficult for us to sell equity securities in the future at times and prices that we deem appropriate.

Geopolitical conditions, including military action, terrorist attacks and other acts of war, political risks, civil unrest widespread pandemics, and elongated interruptions of transoceanic telecommunications lines, may materially and adversely affect the markets on which our common stock trades, the markets in which we operate, our operations and our profitability.

Terrorist attacks and other acts of war, and any response to them, may lead to armed hostilities and such developments would likely cause instability in financial markets. Armed hostilities and terrorism may directly impact our facilities, critical shipping ports, personnel and operations that are located in the United States and internationally, as well as those of our OEM customers, suppliers, third party manufacturer and customers. Furthermore, these perils may result in temporary halts of commercial activity in the affected regions, and may result in the interruption of our supply chain or reduced demand for our products. These developments could have a material adverse effect on our business and the trading price of our common stock.

Compliance with Sarbanes-Oxley Act of 2002.

We are exposed to significant costs and risks associated with complying with increasingly stringent and complex regulations of corporate governance and disclosure standards. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ Stock Market rules require growing expenditure of management time and external resources. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires management's annual review and evaluation of our internal controls, and attestations of the effectiveness of our internal controls by our independent registered public accounting firm. This process has required us to hire additional personnel and outside advisory services and has resulted in significant accounting, audit and legal expenses. We expect to continue to incur significant expense in future periods to comply with regulations pertaining to corporate governance as described above. In 2006 we implemented an ERP system, which was an extremely complicated, time consuming and expensive process. We will continue to upgrade and enhance our ERP system and data extraction tools to help us manage an increasingly more complex business model and establish additional internal processes and controls, all of which could result in additional significant expenses. Despite our efforts to continually enhance our systems, we cannot guarantee that our systems will continue to adequately help us manage our business.

Computer viruses and other forms of tampering with our computer systems or servers may disrupt our operations and adversely affect net income.

Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, operating results or financial condition.

Our facilities and the facilities of our suppliers and customers are located in regions that are subject to natural disasters.

Our California facilities, including our principal executive offices, are located near major earthquake faults, and close to areas that have recently been impacted by wildfires. Any bodily injury or property damage to the facilities or the surrounding infrastructure as a result of such occurrences could have a material adverse effect on our business, results of operations or financial condition. Additionally, some of our products are manufactured, sold or transported in regions which have historically experienced natural disasters. Any earthquake or other natural disaster, including a hurricane or tsunami, affecting a country in which our products are manufactured or sold could adversely affect our business, results of operations and financial condition.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our headquarters and principal research and marketing facility currently occupies approximately 58,500 square feet in Carlsbad, California, under a lease that expires in April 2013. In addition, we lease six international offices in five countries: Germany, Japan, the Netherlands, China and the United Kingdom. On April 12, 2007 we entered into a lease contract with Circle Capital Longmont LLC, under which we lease approximately 44,300 square feet of office and laboratory space located in Longmont, Colorado. We use this office and laboratory space as our new research and development facility. The lease contract provides for a term of 65 months, commencing in August 2007 and ending December 2013. The lease for our previous research and development facility located in Longmont, Colorado expired in accordance with the lease terms on July 31, 2007. Flextronics currently manufactures substantially all of our products and we are transitioning portions of our manufacturing to MiTAC and SYNNEX. We believe that with our existing facilities and the manufacturing capabilities of Flextronics, MiTAC and SYNNEX, we have the capacity to meet any potential increases to our forecasted production requirements and therefore believe our facilities are adequate to meet our needs in the foreseeable future.

Item 3. *Legal Proceedings*

Crossroads Systems Litigation

On October 17, 2003, Crossroads filed a lawsuit against us in the United States District Court in Austin, Texas, alleging that our products infringe two United States patents assigned to Crossroads, Patent Numbers 5,941,972 and 6,425,035. The patents involve storage routers and methods for providing virtual local storage. Patent Number 5,941,972 involves the interface of SCSI storage devices and the Fibre Channel protocol and Patent Number 6,425,035 involves the interface of any one-transport medium and a second transport medium. We were served with the lawsuit on October 27, 2003. Chaparral was added as a party to the lawsuit in March 2004.

On June 28, 2006, we entered into a Settlement and License Agreement with Crossroads Systems, Inc. that settles the lawsuit and licenses to us the family of patents from which it stemmed. We concurrently entered into an Agreement between Dot Hill Systems and Infortrend Re Settlement of Crossroads Lawsuit with Infortrend Technology, Inc. In accordance with the Crossroads and Infortrend agreements, on July 14, 2006, we paid $3.35 million to Crossroads for alleged past damages and Crossroads agreed to dismiss, with prejudice, all patent claims against us. In addition, Infortrend paid Crossroads an additional $7.15 million on our behalf, from which $1.43 million was withheld for Taiwan taxes and is included in income tax expense on our statement of operations. Going forward, Crossroads will receive a running royalty of 2.5% based on a percentage of net sales of RAID products sold by us, but only those with functionality that is covered by US Patents No. 5,941,972 and No. 6,425,035 and other patents in the patent family. For RAID products that use a controller sourced by Infortrend, we will pay 0.8125% of the 2.5% royalty, and Infortrend will be responsible for the remainder. For RAID products that use our proprietary controller, we alone will be paying the 2.5% running royalty. No royalty payments will be required with respect to the sale of storage systems that do not contain RAID controllers, known as JBOD systems, or systems that use only the SCSI protocol end-to-end, even those that perform RAID. Further, royalty payments with respect to the sale of any products that are made, used and sold outside of the United States will only be required if and when Crossroads is issued patents that cover the products and that are issued by countries in which the products are manufactured, used or sold.

On July 24 and 25th, 2006, respectively, Crossroads filed another lawsuit against us in the United States District Court for the Western District of Texas as well as a Motion to Enforce in the aforementioned lawsuit. Both the new lawsuit and motion alleged that Dot Hill had breached the June 28, 2006 Settlement and License Agreement by deducting $1.43 million of the lump sum payment of $10.50 million as withholding against any potential Taiwan tax liability arising out of our indemnification by Infortrend, a Taiwan company. On September 28, 2006 the Court indicated that it would grant Crossroads' Motion to Enforce. Therefore, on October 5, 2006, Crossroads and Dot Hill amended the original Settlement and License Agreement to state that we would pay to Crossroads the

$1.43 million, plus $45,000 in late fees, and would not make deductions based on taxes on royalty payments in the future. The payment of the $1.475 million was made on October 5, 2006. As required by the amended settlement, Crossroads has dismissed with prejudice the original patent action as well as the second lawsuit based on the enforcement of the original settlement.

Thereafter, we gave notice to Infortrend of our intent to bring a claim alleging breach of the settlement agreement seeking reimbursement of the $1.475 million from Infortrend. On November 13, 2006, Infortrend filed a lawsuit in the Superior Court of California, County of Orange for declaratory relief. The complaint seeks a court determination that Infortrend is not obligated to reimburse Dot Hill for the $1.475 million. On December 12, 2006, we answered the complaint and filed a cross complaint alleging breach of contract, fraud, breach of implied covenant of good faith and fair dealing, breach of fiduciary duty and declaratory relief. Infortrend demurred to the cross complaint. The Court denied the demurrer as to the fraud cause of action and sustained the demurrer as to the claims for breach of the covenant of good faith and fair dealing and breach of fiduciary duty. The Court granted Dot Hill leave to amend the cross complaint as to those two causes of action. No trial date has been scheduled.

Chaparral Securities Class Action

In August 2004, a class action lawsuit was filed against, among others, Chaparral and a number of its former officers and directors in the United States District Court for the Central District of California. The lawsuit, among other things, alleges violations of federal and state securities laws and purports to seek damages on behalf of a class of shareholders who held interests in limited liability companies that had purchased, among other securities, Chaparral stock during a defined period prior to our acquisition of Chaparral. In May 2005, the Second Amended Complaint was dismissed with leave to amend. Plaintiffs filed a Third Amended Complaint, which the Court again dismissed with leave to amend in November of 2005 as to Chaparral and certain other defendants. Plaintiffs declined to amend within the proscribed period, and final judgment was entered in February 2006. Plaintiffs filed a notice of appeal in the United States District Court of Appeals for the Ninth Circuit, though they have not filed their opening papers.

Plaintiffs filed a related action in the Superior Court of the State of California, Orange County, in December of 2005, alleging many of the same claims. That action was stayed pending the outcome of the federal appeal. The parties have reached a settlement of the securities class actions. That settlement was preliminarily approved by the Orange County Superior Court on March 19, 2007. At the final settlement approval hearing on October 1, 2007, the court approved the final settlement, pending non-material changes to the terms of the settlement agreement. The order and final judgment was filed October 5, 2007.

Dot Hill Securities Class Actions and Derivative Suits

In late January and early February 2006, numerous purported class action complaints were filed against us in the United States District Court for the Southern District of California. The complaints allege violations of federal securities laws related to alleged inflation in our stock price in connection with various statements and alleged omissions to the public and to the securities markets and declines in our stock price in connection with the restatement of certain of our quarterly financial statements for fiscal year 2004, and seeking damages therefore. The complaints were consolidated into a single action, and the Court appointed as lead plaintiff a group comprised of the Detroit Police and Fire Retirement System and the General Retirement System of the City of Detroit. The consolidated complaint was filed on August 25, 2006, and we filed a motion to dismiss on October 5, 2006. The Court granted our motion to dismiss on March 15, 2007. Plaintiffs filed their Second Amended Consolidated Complaint on April 20, 2007. We filed our motion to dismiss on May 29, 2007 and are still waiting for a ruling from the judge.

In addition, three complaints purporting to be derivative actions have been filed in California state court against certain of our directors and executive officers. These complaints are based on the same facts and circumstances described in the federal class action complaints and generally allege that the named directors and officers breached their fiduciary duties by failing to oversee adequately our financial reporting. Each of the complaints generally seeks an unspecified amount of damages. Our demurrer to two of those cases, in which we sought dismissal, was overruled (i.e., denied). We formed a Special Litigation Committee, or SLC, of disinterested directors to investigate the alleged wrongdoing. On January 12, 2007, another derivative action similar to the previous derivative actions with the addition of allegations regarding purported stock option backdating was served on us. On April 16, 2007, the SLC concluded its investigation and based on its findings directed us to file a motion to dismiss the derivative matters. On June 27, 2007, the parties stipulated to consolidate all of the derivative matters for pre-trial proceedings. We expect to file a motion to dismiss the consolidated matters pursuant to the SLC's directive in the next few months. The outcome of these actions is uncertain, and no amounts have been accrued as of December 31, 2007.

In August 2007, a securities lawsuit was filed in California state court by a single former stockholder against certain of our directors and executive officers. This complaint is based on the same facts and circumstances described in the federal class action and state derivative complaints, and generally alleges that Dot Hill and the named officers and directors committed fraud and violated state securities laws. The complaint seeks $500,000 in damages, as well as attorneys' fees and costs. On November 1, 2007, we demurred to dismiss the complaint. We are now waiting for a ruling from the judge. The outcome of this action is uncertain, and no amounts have been accrued as of December 31, 2007.

The pending proceedings involve complex questions of fact and law and will require the expenditure of significant funds and the diversion of other resources to prosecute and defend. The result of legal proceedings are inherently uncertain and material adverse outcomes are possible. From time to time the Company may enter into confidential discussions regarding the potential settlement of pending litigation or other proceedings; however, there can be no assurance that any such discussions will occur or will result in a settlement. The settlement of any pending litigation or other proceedings could require Dot Hill to incur substantial settlement payments and costs.

Chaparral Network Storage Shareholders Escrow Fund

In February 2007, we filed a claim for arbitration in Denver, Colorado alleging that the representative of the Chaparral Network Storage Shareholders was wrongfully withholding escrow funds due to us as a result of damages incurred by us relating to a completed patent infringement lawsuit filed by Crossroads, Inc. A settlement was reached in principal in February 2008, however a formal settlement agreement has not been executed.

Other Litigation

We are involved in certain other legal actions and claims arising in the ordinary course of business. Management believes that the outcome of such other litigation and claims will not likely have a material adverse effect on our financial condition or operating results.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is currently included for quotation on the Nasdaq Global Market and is currently traded under the symbol "HILL."

The following table sets forth for the periods indicated the per share range of the high and low closing sales prices of our common stock as reported on the Nasdaq Global Market.

	Low	High
Year Ended December 31, 2006		
First Quarter	$6.11	$7.91
Second Quarter	3.00	7.06
Third Quarter	3.03	3.96
Fourth Quarter	3.18	4.40
Year Ended December 31, 2007		
First Quarter	3.34	3.96
Second Quarter	3.37	4.27
Third Quarter	2.91	3.97
Fourth Quarter	2.20	3.33

On March 10, 2008 the last reported sale price for our common stock on the Nasdaq Global Market was $3.56 per share. As of March 10, 2008 there were 46,054,529 shares of our common stock outstanding held by approximately 6,642 holders of record. We have never paid any cash dividends on our common stock, and currently intend to retain future earnings, if any, to the extent possible to fund the development and growth of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

The information required to be disclosed by item 201(d) of Regulation S-K, *"Securities Authorized for Issuance Under Equity Compensation Plans,"* is included under Item 12 of Part III of this Annual Report on Form 10-K.

PERFORMANCE MEASUREMENT COMPARISON

The following graph compares the cumulative 5-year total return provided shareholders on Dot Hill Systems Corp.'s common stock relative to the cumulative total returns of the S&P 500 Index, the NASDAQ Composite Index and a customized peer group of eight companies that includes: EMC Corp., Network Appliance Corp., Overland Storage Inc, Xyratex Limited, Emulex Corp., LSI Corp., Qualstar Corp. and Quantum Corp.. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock, in each index and in the peer group on 12/31/2002 and its relative performance is tracked through 12/31/2007.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Dot Hill Systems Corp., The S&P 500 Index,
The NASDAQ Composite Index And A Peer Group


$600
$500
$400
$300
$200
$100
$0
12/02 3/03 6/03 9/03 12/03 3/04 6/04 9/04 12/04 3/05 6/05 9/05 12/05 3/06 6/06 9/06 12/06 3/07 6/07 9/07 12/07
Dot Hill Systems Corp.
S&P 500
NASDAQ Composite
Peer Group

*$100 invested on 12/31/02 in stock or index—including reinvestment of dividends.
Fiscal year ending December 31.

Item 6. *Selected Financial Data*

We derived the selected consolidated financial data presented below from our consolidated financial statements. You should read the selected consolidated financial data together with our consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

Statement of operations data for the years ended December 31, 2005, 2006 and 2007, and the balance sheet data as of December 31, 2006 and 2007, have been derived from our audited consolidated financial statements which are included elsewhere in this Annual Report on Form 10-K. Statement of operations data for the years ended December 31, 2003 and 2004 and balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements not included herein. All data in thousands except per share data.

	2003	2004(2)	2005	2006	2007
Statement of Operations Data:					
Net revenue	$187,448	$239,376	$233,799	$239,217	$207,095
Cost of goods sold	142,550	179,875	180,196	202,561	180,662
Gross profit	44,898	59,501	53,603	36,656	26,433
Operating expenses:					
Sales and marketing	14,086	16,839	19,120	15,996	15,939
Research and development	11,950	17,993	23,628	36,529	22,564
General and administrative	7,418	9,992	12,933	18,119	12,606
Legal settlement(1)	—	—	—	3,395	—
In-process research and development(2)	—	4,700	—	—	—
Goodwill impairment charge(3)					40,725
Merger and restructuring expenses	—	(434)	—	—	—
Operating income (loss)	11,444	10,411	(2,078)	(37,383)	(65,401)
Other income, net	775	1,458	3,478	5,496	4,996
Income tax expense (benefit)(4)	88	272	(25,197)	48,885	(177)
Net income (loss)	$ 12,131	$ 11,597	$ 26,597	$(80,772)	$(60,228)
Net income (loss) attributable to common stockholders	$ 11,990	$ 11,597	$ 26,597	$(80,772)	$(60,228)
Net income (loss) per share:					
Basic	$ 0.35	$ 0.27	$ 0.61	$ (1.80)	$ (1.32)
Diluted	$ 0.31	$ 0.25	$ 0.58	$ (1.80)	$ (1.32)
Weighted average shares outstanding:					
Basic	33,856	43,460	43,903	44,757	45,534
Diluted	38,164	46,395	45,639	44,757	45,534

	2003	2004	2005	2006	2007
Balance Sheet Data:					
Cash, cash equivalents, and short-term investments	$191,545	$126,186	$122,234	$ 99,663	$ 82,358
Working capital	177,650	123,384	135,293	102,941	88,418
Total assets	218,443	246,657	267,294	201,651	139,927
Total long-term debt	247	—	—	—	—
Total stockholders' equity	184,133	196,827	232,051	155,912	96,429

(1) See discussion of our legal settlement Note 12 to our 2007 consolidated financial statements.

(2) The results of operations of Chaparral have been included in our results prospectively from February 23, 2004.

(3) See discussion of our goodwill impairment in Note 1 to our 2007 consolidated financial statements.

(4) See discussion of income taxes in Note 8 to our 2007 consolidated financial statements.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Cautionary Statement for Forward-Looking Information

Certain statements contained in this report, including, statements regarding the development, growth and expansion of our business, our intent, belief or current expectations, primarily with respect to our future operating performance and the products we expect to offer, and other statements regarding matters that are not historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and are subject to the "safe harbor" created by these sections. Because such forward-looking statements are subject to risks and uncertainties, many of which are beyond our control, actual results may differ materially from those expressed or implied by such forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements can be found in Item 1A "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on forward-looking statements. The forward- looking statements speak only as of the date on which they are made, and we undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Overview

We are a provider of storage systems for organizations requiring high reliability, high performance networked storage and data management solutions in an open systems architecture. Our storage solutions products consist of integrated hardware and firmware employing a modular system that allows end-users to add capacity as needed. Our products provide end-users with a cost-effective means of addressing increasing storage demands without sacrificing performance. Our new product family based on our R/Evolution architecture provides high performance and large capacities for a broad variety of environments. Our SANnet products have been distinguished by certification as NEBS Level 3 (a telecommunications standard for equipment used in central offices) and are MIL-STD-810F (a military standard created by the U.S. government) compliant based on their ruggedness and reliability.

Our products and services are sold worldwide to end-users through our channel partners, which consist primarily of OEMs, supplemented by SIs and VARs. Our OEM channel partners currently include, among others, Sun NetApp, Fujitsu Siemens, HP, Motorola, NEC, Sepaton and Stratus.

We have been shipping our products to Sun for resale to Sun's customers since October 2002 and continue to do so, having shipped over 149,000 units to date. Over the past year we have experienced a decline in revenues from Sun. Pursuant to our Development and OEM Supply Agreement with NetApp, we are designing and developing general purpose disk arrays for a variety of products to be sold under private label by NetApp. We began shipping products to NetApp under the agreement for general availability in the third quarter of 2007 and expect revenues from NetApp to increase in 2008. Pursuant to our Master Purchase Agreement with Fujitsu Siemens, we are jointly developing with Fujitsu Siemens storage solutions utilizing key components and patented technologies from Dot Hill. We began shipping products to Fujitsu Siemens under the agreement in July 2006.

In January 2008, we entered into an agreement with HP to provide private-label, entry level RAID storage arrays to HP. We expect to begin shipping products to HP under the agreement in the second quarter of 2008. In connection with the agreement, we issued a five-year warrant to HP to purchase 1,602,489 shares of Dot Hill's common stock (approximately 3.5% of Dot Hill's outstanding shares prior to the issuance of the warrant).

Our agreements with our channel partners do not contain any minimum purchase commitments and may be terminated at any time upon notice from the applicable partner. Our ability to achieve a return to profitability will depend on the level of orders we actually receive from our channel partners, the actual amounts we spend for inventory support and incremental internal investment, our ability to reduce product cost, our product lead time and our ability to meet delivery schedules required by our channel partners.

Our strategy includes outsourcing substantially all of our manufacturing to third-party manufacturers in order to reduce sales cycle times and manufacturing infrastructure, enhance working capital and improve margins by taking advantage of the third party's manufacturing and procurement economies of scale. Since 2002, we have outsourced substantially all of our manufacturing operations to Solectron, which was subsequently purchased by Flextronics. In February 2007, we entered into a manufacturing agreement with MiTAC, a leading provider of contract manufacturing and original design manufacturing services, and SYNNEX, a leading global IT supply chain services company. Under the terms of the agreement, MiTAC will supply Dot Hill with manufacturing, assembly and test services from its facilities in China and SYNNEX will provide Dot Hill with final assembly, testing and configure-to-order services through its facilities in Fremont, California and Telford, United Kingdom. We believe that the agreement with MiTAC and SYNNEX will facilitate our strategic product initiatives, help to expand our global capabilities and further reduce our manufacturing costs. We began shipping products for general availability under the MiTAC and SYNNEX agreement in 2007. All of our Series 2000 and Series 5000 R/Evolution products are now manufactured by these partners.

We derive revenue primarily from sales of our SANnet II family of products and we are in the process of transitioning SANnet II customers to our 2730 family of products.

We derive a portion of our revenue from services associated with the maintenance service we provide for our installed products. In May 2003, we entered into a services agreement with Anacomp to provide all maintenance, warranty and non-warranty services for our SANnet I and certain legacy products. We recently entered into an agreement with GAVS to provide warranty and non-warranty services for customers who purchase new maintenance agreements for our prior generation SANnet product family as well as our new R/Evolution platform. Anacomp, our current service provider, will manage our SANnet I support for our non-warranty customers.

Cost of goods sold includes costs of materials, subcontractor costs, salary and related benefits for the production and service departments, depreciation and amortization of equipment used in the production and service departments, production facility rent and allocation of overhead.

Sales and marketing expenses consist primarily of salaries and commissions, advertising and promotional costs and travel expenses. Research and development expenses consist primarily of project-related expenses and salaries for employees directly engaged in research and development. General and administrative expenses consist primarily of compensation to officers and employees performing administrative functions, expenditures for administrative facilities as well as expenditures for legal and accounting services and fluctuations in currency valuations.

Other income is comprised primarily of interest income earned on our cash, cash equivalents, short-term investments and other miscellaneous income and expense items.

In August 1999, we merged with Artecon and we changed our name from Box Hill Systems Corp. to Dot Hill Systems Corp. We reincorporated in Delaware in 2001. Our headquarters is located in Carlsbad, California, and we maintain international offices in Germany, Japan, the Netherlands, China and the United Kingdom.

On February 23, 2004, we completed the acquisition of Chaparral, a privately held developer of specialized storage appliances as well as high-performance, mid-range RAID controllers and data routers. The total transaction cost of approximately $67.6 million consisted of a payment of approximately $62 million in cash, the assumption of approximately $4.1 million related to obligations due certain employees covered by change in control agreements, approximately $0.8 million of direct transaction costs and approximately $0.7 million of accrued integration costs. We believe the acquisition of Chaparral has enabled us to increase the amount of proprietary technology within our storage systems, broaden our product line and diversify our customer base. We introduced the 2730 during the third quarter of 2006. The 2730 is the first product developed and launched based on the technology acquired from Chaparral and is also the first in a family of offerings focused on the incorporation of SAS and SATA drive technology in the same infrastructure with a variety of front-end host interfaces. We are now shipping the product to over a dozen customers, including Fujitsu Siemens, and shipped over 5,000 units in 2007.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and use judgment that may impact the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. As a part of our on-going internal processes, we evaluate our estimates, including those related to inventory write-downs, warranty cost accruals, revenue recognition, bad debt allowances, long-lived assets valuation, goodwill and intangible assets valuation, income taxes, including deferred income tax asset valuation, stock based compensation, litigation and contingencies. We base these estimates upon both historical information and other assumptions that we believe are valid and reasonable under the circumstances. These assumptions form the basis for making judgments and determining the carrying values of assets and liabilities that are not apparent from other sources. Actual results could vary from those estimates under different assumptions and conditions.

We believe that the policies set forth below may involve a higher degree of judgment and complexity in their application than our other accounting policies and represent the critical accounting policies used in the preparation of our financial statements.

Revenue Recognition

We recognize product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) our price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. We recognize revenue for product sales upon transfer of title to the customer. Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement. Shipping documents and the completion of any customer acceptance requirements, when applicable, are used to verify product delivery or that services have been rendered. We assess whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess the collectibility of our accounts receivable based primarily upon the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Revenue from product maintenance contracts is deferred and recognized ratably over the contract term, generally 12 to 36 months. We record reductions to revenue for estimated product returns and pricing adjustments in the same period that the related revenue is recorded. These estimates are based on historical sales returns, analysis of credit memo data, and other factors known at the time. Historically these amounts have not been material.

We maintain inventory, or hubbing arrangements with certain of our customers. Pursuant to these arrangements we deliver products to a customer or a designated third party warehouse based upon the customer's projected needs, but do not recognize product revenue unless and until the customer reports that it has removed our product from the warehouse to incorporate into its end products. If a customer does not take our product under a hubbing arrangement in accordance with the schedule it originally provided to us, our future revenue stream could vary substantially from our forecasts and our results of operations could be materially affected.

In July 2007, we received an upfront nonrefundable payment from one of our customers in the amount of $2.5 million. This amount represented a reimbursement for production test equipment and tooling that will be utilized over the term of the agreement to manufacture product for this customer. The upfront nonrefundable payment will be deferred and recognized ratably over the term of the agreement.

Valuation of Inventories

Inventories are comprised of purchased parts and assemblies, which include direct labor and overhead. We record inventories at the lower of cost or market value, with cost generally determined on a first-in, first-out basis. We establish inventory reserves for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory reserves could be required. Under the hubbing arrangements that we maintain with certain customers, we own inventory that is physically located in a customer's or third party's warehouse. As a result, our ability to effectively manage inventory levels may be impaired, which would cause our total inventory turns to decrease. In that event, our expenses associated with excess and obsolete inventory could increase and our cash flow could be negatively impacted.

Valuation of Goodwill

We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, *Goodwill and Other Intangible Assets*. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. Our reporting units are consistent with the reportable segments identified in the notes to our consolidated financial statements. We determine the fair value of our reporting units using a combination of the income approach and the market capitalization approach. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we must record an impairment charge equal to the difference.

Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future discounted cash flows. Under the market capitalization approach, valuation multiples are calculated based on operating data from publicly traded companies within our industry. Multiples derived from companies within our industry provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a company. These multiples are applied to the operating data for the reporting unit to arrive at an indicated fair value. Significant management judgment is required in the forecasts of future operating results that are used in the estimated future discounted cash flow method of valuation. The estimates we have used are consistent with the plans and estimates that we use to manage our business. We base our fair value estimates on forecasted revenue and operating costs along with the business plan for fiscal 2008 through fiscal 2015. Our forecasts consider the effect of a number of factors including, but not limited to, the effect of the roll out of new products, securing new customers, the effect of the transition to a new contract manufacturer, the ability to reduce product costs and the impact of continued cost savings measures within operating expenses. It is possible, however, that the plans may change that actual results may differ significantly from our estimates. On a quarterly basis throughout 2007 we performed a step one impairment test of the goodwill related to our SANnet reporting unit through September 30, 2007. Based upon the results of our impairment tests, management concluded that the fair value of the reporting unit exceeded the carrying value, and therefore the second step of the goodwill impairment test was not required for any quarters through September 30, 2007. For example, for the quarter ended September 30, 2007, our valuation indicated a fair value of $146.0 million compared to our book value of $139.8 million. Our step one estimate of fair value using a blend of both the income approach and the market capitalization approach indicated a fair value of $122.0 million compared to our book value of $135.0 million as of our measurement date of November 30, 2007. The market value of our common stock declined each quarter during the current year, from a closing stock price of $3.93 per share at December 31, 2006 to a closing stock price of $3.03 per share at September 30, 2007. The primary reason for the decline in our valuation from September 30, 2007 to November 30, 2007 was due to the continued decline in the closing stock price of our stock to $2.54 per share at November 30, 2007, representing a 16% decline. As a result of these declines, management determined that the goodwill related to its SANnet reporting unit was impaired and the second step of the goodwill impairment test was performed to measure the amount of the impairment, resulting in the recognition of an impairment to goodwill of $40.7 million.

Deferred Taxes

We utilize the liability method of accounting for income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. As a result of our cumulative losses in the U.S. and certain foreign jurisdictions, we have concluded that a full valuation allowance against our net deferred tax assets is appropriate in such jurisdictions. In certain other foreign jurisdictions where we do not have cumulative losses, we record valuation allowances to reduce our net deferred tax assets to the amount we believe is more likely than not to be realized. In the future, if we realize a deferred tax asset that currently carries a valuation allowance, we may record a reduction to income tax expense in the period of such realization. In July 2006 the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109*, which requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements. Under FIN 48, tax positions that previously failed to meet the more-likely-than-not threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Prior to 2007 we recorded estimated income tax liabilities to the extent they were probable and could be reasonably estimated. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. In assessing the need for a valuation allowance, we consider all positive and negative evidence.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities or deferred tax asset valuation allowance.

Stock-Based Compensation

Through December 31, 2005, we accounted for stock-based compensation under the intrinsic method in accordance with Accounting Principles Board, or APB, Opinion No. 25, *Accounting for Stock Issued to Employees.* Under the intrinsic method, we did not record any expenses as the exercise price of stock options granted equaled the fair market value of our stock at the date of grant.

On December 1, 2005, we accelerated vesting of certain unvested and "out-of-the-money" stock options with exercise prices equal to or greater than $6.74 per share that were previously awarded under our equity compensation plans to our employees. These options were accelerated to avoid recording future compensation expense with respect to such options following adoption of SFAS No. 123(R) as discussed below. Our management believes that because such options had exercise prices in excess of the current market value of our stock, the options were not achieving their original objective. The acceleration of vesting was effective for stock options outstanding as of December 1, 2005. Options to purchase 0.6 million shares of common stock were subject to the acceleration and the weighted average exercise price of the options subject to the acceleration was $11.71. Due to this acceleration, an additional $2.8 million is included in the pro forma stock-based compensation expense for the year ended December 31, 2005.

On January 1, 2006, we adopted SFAS No. 123(R), *Share-Based Payment*, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, directors and consultants, including stock option grants and purchases of stock made pursuant to our 2000 Amended and Restated Equity Incentive Plan, or the 2000 EIP, our 2000 Amended and Restated Non-Employee Directors' Stock Option Plan, or the 2000 NEDSOP, and our 2000 Amended and Restated Employee Stock Purchase Plan, or the 2000 ESPP, based on estimated fair values. SFAS No. 123(R) supercedes our previous accounting under APB No. 25, *Accounting for Stock Issued to Employees.* In March 2005, the SEC issued SAB No. 107, *Share-Based Payment*, and we have applied SAB No. 107's provisions in our adoption of SFAS No. 123(R).

We adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006 as further described below. In accordance with the modified prospective transition method, our audited consolidated financial statements for the year ended December 31, 2005 have not been restated to reflect, and do not include, the impact of the adoption of SFAS No. 123(R).

SFAS No. 123(R) requires us to record stock compensation expense for equity based awards granted, including stock options, for which expense will be recognized over the service period of the equity based award based on the fair value of the award, at the date of grant. The estimation of stock option fair value requires management to make complex estimates and judgments about, among other things, employee exercise behavior, forfeiture rates, and the volatility of our common stock. These judgments directly affect the amount of compensation expense that will ultimately be recognized. We currently use the Black-Scholes option pricing model to estimate the fair value of our stock options. The Black-Scholes model meets the requirements of SFAS 123R but the fair values generated by the model may not be indicative of the actual fair values of our stock options as it does not consider certain factors important to those awards to employees, such as continued employment and periodic vesting requirements as well as limited transferability. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We use the implied volatility for traded options on our stock as the expected volatility assumption required in the Black-Scholes model. Our selection of the implied volatility approach is based on the availability of data regarding actively traded options on our stock as well as we believe that implied volatility is more representative than historical volatility. The expected life of the stock options is based on historical and other economic data trended into the future. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our stock options. The dividend yield assumption is based on our history and expectation of dividend payouts. We will evaluate the assumptions used to value stock options on a quarterly basis. If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. To the extent that we grant additional stock options to employees our stock-based compensation expense will be increased by the additional unearned compensation resulting from those additional grants or acquisitions.

As of December 31, 2007, total unrecognized share-based compensation cost related to unvested stock options was $6.5 million, which is expected to be recognized over a weighted average period of approximately 2.6 years.

Contingencies

From time to time we are involved in disputes, litigation and other legal proceedings. We prosecute and defend these matters aggressively. However, there are many uncertainties associated with any litigation, and we cannot assure you that these actions or other third party claims against us will be resolved without costly litigation and/or substantial settlement charges. In addition, the resolution of intellectual property litigation may require us to pay damages for past infringement or to obtain a license under the other party's intellectual property rights that could require one-time license fees or running royalties, which could adversely impact gross profit and gross margins in future periods, or could prevent us from manufacturing or selling some of our products. If any of those events were to occur, our business, financial condition and results of operations could be materially and adversely affected. We record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the range of loss can be reasonably estimated. However, the actual liability in any such disputes or litigation may be materially different from our estimates, which could result in the need to record additional costs.

Results of Operations

The following table sets forth certain items from our statements of operations as a percentage of net revenue for the periods indicated (in thousands):

	Year Ended December 31,		
	2005	2006	2007
Net revenue	100.0%	100.0%	100.0%
Cost of goods sold	77.1	84.7	87.2
Gross profit	22.9	15.3	12.8
Operating expenses:			
Sales and marketing	8.2	6.7	7.7
Research and development	10.1	15.3	10.9
General and administrative	5.5	7.6	6.1
Legal settlement	—	1.4	—
Goodwill impairment charges	—	—	19.7
Operating loss	(0.9)	(15.6)	(31.6)
Other income, net	1.5	2.3	2.4
Income (loss) before income taxes	0.6	(13.3)	(29.2)
Income tax expense (benefit)	(10.8)	20.4	(0.1)
Net income (loss)	11.4%	(33.6)%	(29.1)%

(percentages may not add due to rounding)

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net revenue decreased $32.1 million, or 13.4%, to $207.1 million for the year ended December 31, 2007 from $239.2 million for the year ended December 31, 2006. Net revenue from our SanNet II products declined from $215.6 million for the year ended December 31, 2007 to $145.1 million for year ended December 31, 2007. The decrease in net revenue for both SanNet II and overall revenue was primarily attributable to decreased orders for our products from our largest OEM customer, Sun, who sells our products under the ST-3000 brand product line. For the year ended December 31, 2007, net revenue from Sun accounted for 63.2% of our net revenue or $131.0 million, as compared to 82.0% or $196 million of our net revenue for the year ended December 31, 2006. The primary driver for the decline in Sun net revenue is due to the products nearing the end of their lifecycle and no follow-on products for the ST-3000 line have been developed to date. In terms of SanNet II unit sales, Fibre Channel units shipped were 7,135 for the year ended December 31, 2007 compared to 10,051 units for the year ended December 31, 2006. SCSI units shipped were 9,175 for the year ended December 31, 2007 compared to 12,596 units for the year ended December 31, 2006. Blade units shipped were 11,265 for the year ended December 31, 2007 compared to 12,373 units for the year ended December 31, 2006. SATA units shipped were 264 for the year ended December 31, 2007 compared to 2,278 units for the year ended December 31, 2006.

The decrease in net revenue from Sun was partially offset by increased net revenue from our Series 2000 products, a new family of products introduced during the third quarter of 2006, and net revenue to another large OEM customer, NetApp. Net revenue for our Series 2000 products increased from $13.3 million for the year ended December 31, 2006 to $28.5 million for the year ended December 31, 2007. We shipped 5,076 units of our series 2000 products for the year ended December 31, 2007 compared to 1,162 for the year ended December 31, 2006. The increase in units and net revenue from our Series 2000 products was driven primarily by new design wins during 2006 and 2007 representing the first full year of product shipments.

Net revenue from NetApp for the year ended December 31, 2007 was $25.9 million, or 12.5% of net revenue, up from $3.8 million, or 1.6% of net revenue, during the year ended December 31, 2006. The rapid growth in

NetApp net revenue was driven by NetApp's product launch during the third quarter of 2007. The net revenue during the year ended December 31, 2006 was from pre-production units purchased by NetApp for testing and evaluation.

Cost of Goods Sold

Cost of goods sold decreased $21.9 million, or 10.8%, to $180.7 million for the year ended December 31, 2007 from $202.6 million for the year ended December 31, 2006. As a percentage of net revenue, cost of goods sold increased to 87.2% for the year ended December 31, 2007 from 84.7% for the year ended December 31, 2006. The decrease in the dollar amount of cost of goods sold was primarily attributable to a decrease in net revenue. The increase in cost of goods sold as a percentage of net revenue for the year ended December 31, 2007 compared to the year ended December 31, 2006 was primarily due to a change in the product sales mix. Net revenue on our highest margin product sales to Sun and other SANnet II customers declined as a percentage of total net revenue. Sun net revenue declined from 82.0% of net revenue for the year ended December 31, 2006 to 63.2% for the year ended December 31, 2007. This was replaced by lower margin net revenue sales of our Series 2000 products and sales to NetApp. Net revenue from our Series 2000 products and NetApp represented 26.0% of net revenue for the year ended December 31, 2007 versus 7.1% for the year ended December 31, 2006.

Margins on our Series 2000 products for the year ended December 31, 2007 were lower than the corporate average due to two factors. First, we were in the process of transitioning the manufacturing of our Series 2000 products from Flextronics to MiTAC and SYNNEX in order to take advantage of lower manufacturing costs. This transition was completed during the fourth quarter of 2007. We also experienced higher inventory reserves, scrap and warranty expenses related to the Series 2000 products. Second, our historical experience indicates that gross margins on new products sold to new customers start out low initially and increase over the first several quarters as a result of maturing manufacturing processes, component cost reductions and value engineering the products to reduce costs. Thereafter the margin improvements are generally more modest. During 2007 we experienced improved margins on the Series 2000 products throughout the year.

The margins on our business with NetApp were also below corporate averages for two primary reasons. First, the products we sell to NetApp do not include higher margin value added features such as RAID controllers. Second, similar to the Series 2000 products, we are very early in the lifecycle of these products as they were launched during the third quarter of 2007 and our historical experience indicates that gross margins on new products start out low initially and increase over the first several quarters as a result of maturing manufacturing processes, component cost reductions and value engineering the products to reduce costs.

Gross Profit

Gross profit decreased $10.3 million, or 28.1%, to $26.4 million for the year ended December 31, 2007 from $36.7 million for the year ended December 31, 2006. As a percentage of net revenue, gross profit decreased to 12.8% for the year ended December 31, 2007 from 15.3% for the year ended December 31, 2006. The decrease in the dollar amount of gross profit as percentage of net revenue for the year ended December 31, 2007 compared to the year ended December 31, 2006 was primarily due to a reduction in overall net revenue and a change in the product sales mix which lowered the overall gross profit as a percentage of net revenue. The reduction in gross profit percentage was primarily driven by a change in product sales mix. Net revenue on our highest margin product sales to Sun declined as a percentage of total net revenue from 82.0% of net revenue for the year ended December 31, 2006 to 63.2% of net revenue for the year ended December 31, 2007. This was replaced by lower margin net revenue from our Series 2000 products and NetApp. Net revenues from our Series 2000 products and NetApp represented 26.0% of net revenue for the year ended December 31, 2007 versus 7.1% of net revenue for the year ended December 31, 2006.

Sales and Marketing Expenses

Sales and marketing expenses were relatively flat at $15.9 million for the year ended December 31, 2007 as compared to $16.0 million for the year ended December 31, 2006. As a percentage of net revenue, sales and marketing expenses increased to 7.7% for the year ended December 31, 2007 from 6.7% for the year ended

December 31, 2006. The decrease in the dollar amount of sales and marketing expenses was primarily attributable to a decrease in advertising, intangible amortization and payroll related expenses offset by increases in professional fees and stock-based compensation expense. The increase in sales and marketing expenses as a percentage of net revenue was primarily due to a decrease in net revenue for the year ended December 31, 2007 compared to the year ended December 31, 2006.

Research and Development Expenses

Research and development expenses decreased $13.9 million, or 38.1%, to $22.6 million for the year ended December 31, 2007 from $36.5 million for the year ended December 31, 2006. As a percentage of net revenue, research and development expenses decreased to 10.9% for the year ended December 31, 2007 from 15.3% for the year ended December 31, 2006. The decrease in research and development expenses both in dollar amounts and as a percentage of net revenue was primarily due to a reduction of $12.0 million in investment in prototypes and project materials. In 2006 we had increased levels of prototype and project materials expenses as we prepared NetApp products and our Series 2000 products for volume production. In addition the decrease was due to a reduction of $0.6 million in test related expenses, $0.4 million in third party professional and consulting fees and a reduction of $0.2 million for travel related expenses. We expect research and development expenses for the year ending December 31, 2008 will increase from spending levels incurred during 2007 due to the investment in prototype expenses and engineering staff associated with the requirements of our amended agreement with HP.

General and Administrative Expenses

General and administrative expenses decreased $5.5 million, or 30.4%, to $12.6 million for the year ended December 31, 2007 from $18.1 million for the year ended December 31, 2006. As a percentage of net revenue, general and administrative expenses decreased to 6.1% for the year ended December 31, 2007 from 7.6% for the year ended December 31, 2006. The decrease in both dollar amounts and as a percentage of net revenue was primarily attributable to a $1.9 million decrease in legal expense, a $1.3 million reduction in stock-based compensation expense, a $1.1 million reduction in recruiting, third party consulting and professional fees, a $1.4 million gain due to currency revaluation of intercompany transactions and a $0.5 million reduction in payroll related expenses, offset by a $0.2 million increase in accounting/tax related expenses.

Legal Settlement Expense

On June 28, 2006, we entered into a Settlement and License Agreement with Crossroads that settles Crossroads' lawsuit against us and licenses to us the family of patents from which it stemmed. We concurrently entered into an Agreement between Dot Hill Systems and Infortrend Re Settlement of Crossroads Lawsuit with Infortrend. In accordance with the Crossroads and Infortrend agreements, on July 14, 2006, we paid $3.35 million to Crossroads for alleged past damages and Crossroads agreed to dismiss all patent claims against us. As part of the agreement between Dot Hill and Infortrend, Infortrend paid Crossroads $5.72 million on behalf of Dot Hill on July 17, 2006. $1.43 million was paid by Dot Hill for Taiwan taxes and is included in income tax expense on our statement of operations. Please refer to Note 12 in the accompanying consolidated financial statements.

Goodwill Impairment Charge

For the year ended December 31, 2007, we performed an impairment test of the goodwill related to our SANnet reporting unit for each quarter through September 30, 2007. Based upon the results of our impairment tests, management concluded that the fair value of the reporting unit exceeded the carrying value, and therefore the second step of the goodwill impairment test was not required for any quarters through September 30, 2007. During the fourth quarter of 2007 the market value of our common stock substantially declined. As a result of this decline we determined that the goodwill related to our SANnet reporting unit was impaired and the second step of the goodwill impairment test was performed to measure the amount of the impairment resulting in the recognition of an impairment to goodwill of $40.7 million.

Other Income

Other income decreased by $0.5 million, or 9.1%, to $5.0 million for the year ended December 31, 2007 from $5.5 million for the year ended December 31, 2006. The decrease was primarily attributable to a decrease in interest income of $0.7 million due to a $17.3 million reduction in our cash and cash equivalents, partially offset by a increase in other income(expense), net of $0.2 million.

Income Taxes

We recorded an income tax benefit of $0.2 million for the year ended December 31, 2007 compared to income tax expense of $48.9 million for the year ended December 31, 2006. Our effective income tax rate of 0.1% for the year ended December 31, 2007 differs from the U.S. federal statutory rate due to our U.S. and foreign deferred tax asset valuation allowance position, foreign taxes and state taxes. For the year ended December 31, 2006, we recorded a tax expense of $48.9 million. The expense was comprised principally of a $47.1 million discrete income tax expense associated with the establishment of full valuation allowances for United States deferred tax assets. Our effective income tax rate of (153.3)% for the year ended December 31, 2006 differs from the U.S. federal statutory rate due to the discrete tax expense associated with the establishment of valuation allowances related to United States deferred tax assets, our valuation allowance against operations taxed in foreign jurisdictions, foreign taxes and state taxes.

At December 31, 2007, based on the weight of available evidence, including cumulative losses in recent years and expectations of future taxable income, we determined that it was not more likely than not that our United States deferred tax assets would be realized and have a $65.9 million valuation allowance associated with our United States deferred tax assets.

As of December 31, 2007, the Company has federal and state net operating losses of approximately $144.0 million and $77.0 million, which begin to expire in the tax years ending 2013 and 2007, respectively. In addition, the Company has federal tax credit carryforwards of $3.9 million, of which approximately $0.5 million can be carried forward indefinitely to offset future taxable income, and the remaining $3.4 million will begin to expire in the tax year ending 2008. The Company also has state tax credit carryforwards of $4.1 million, of which $3.8 million can be carried forward indefinitely to offset future taxable income, and the remaining $0.3 million will begin to expire in the tax year ending 2007.

As a result of our equity transactions, an ownership change, within the meaning of IRC Section 382, occurred on September 18, 2003. As a result, annual use of our federal net operating loss and credit carry forwards is limited to (i) the aggregate fair market value of Dot Hill immediately before the ownership change multiplied by (ii) the long-term tax-exempt rate (within the meaning of Section 382 (f) of the IRC) in effect at that time. The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the Section 382 limitation for those years.

As a result of our acquisition of Chaparral, a second ownership change, within the meaning of IRC Section 382, occurred on February 23, 2004. As a result, annual use of Chaparral's federal net operating loss and credit carry forwards may be limited. The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the Section 382 limitation for those years.

We have not provided for any residual U.S. income taxes on the earnings from our foreign subsidiaries because such earnings are intended to be indefinitely reinvested. Such residual U.S. income taxes, if any, would be insignificant.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenue

Net revenue increased $5.4 million, or 2.3%, to $239.2 million for the year ended December 31, 2006 compared to $233.8 million for the year ended December 31, 2005. The increase in net revenue was primarily attributable to shipments of our new 2730 storage products which are based on our R/Evolution platform. We shipped 2,385 of our 2730 RAID units for the year ended December 31, 2006 compared to none for the year ended

December 31, 2005. We shipped 10,051 Fibre Channel units for the year ended December 31, 2006 compared to 10,343 Fibre Channel units shipped for the year ended December 31, 2005. We shipped 12,596 SCSI units during the year ended December 31, 2006 compared to 13,563 SCSI units for the year ended December 31, 2005. We shipped 12,373 Blade units during the year ended December 31, 2006 compared to 5,325 Blade units shipped for the year ended December 31, 2005. We shipped 2,278 SATA units during the year ended December 31, 2006 compared to 2,780 SATA units shipped for the year ended December 31, 2005. Our sales to Sun accounted for 82.0% or $196.2 million of our net revenue for the year ended December 31, 2006 compared to 86.2% or $201.5 million for the year ended December 31, 2005. Non-Sun revenue was $43.0 million for the year ended December 31, 2006 compared to $32.3 million for the year ended December 31, 2005.

Cost of Goods Sold

Cost of goods sold increased $22.4 million, or 12.4%, to $202.6 million for the year ended December 31, 2006 compared to $180.2 million for the year ended December 31, 2005. As a percentage of net revenue, cost of goods sold increased to 84.7% for the year ended December 31, 2006 from 77.1% for the year ended December 31, 2005. The increase in the dollar amount of cost of goods sold was attributable to high initial production costs associated with our 2730 product, and the greater volume of product sales during the year ended December 31, 2006 compared to the year ended December 31, 2005. The increase in cost of goods sold, as a percentage of our net revenue was primarily attributable to a difference in our product mix resulting from sales of our 2730 product, share based compensation expense of $0.3 million related to the adoption of SFAS No. 123(R), and increased headcount (see gross profit section below for further explanation).

Gross Profit

Gross profit decreased $16.9 million, or 31.5%, to $36.7 million for the year ended December 31, 2006 compared to $53.6 million for the year ended December 31, 2005. As a percentage of net revenue, gross profit decreased to 15.3% for the year ended December 31, 2006 from 22.9% for the year ended December 31, 2005. The decrease in the dollar amount of gross profit is attributable to high initial production costs associated with our 2730 product, payments of royalties to Crossroads, and increased expenses associated with additional headcount and consulting fees.

The decrease in gross profit as a percentage of our net revenue for the year ended December 31, 2006 when compared to the year ended December 31, 2005 was attributable to the increased proportion of the 2730 product in our overall product mix and overhead and new product introduction expenses associated with other products that were readied for production during 2006.

Sales and Marketing Expenses

Sales and marketing expenses decreased $3.1 million, or 16.2%, to $16.0 million for the year ended December 31, 2006 compared to $19.1 million for the year ended December 31, 2005. As a percentage of net revenue, sales and marketing expenses decreased to 6.7% for the year ended December 31, 2006 from 8.2% for the year ended December 31, 2005. The decrease in sales and marketing expenses was primarily attributable to a decrease in pay and pay related costs of $2.5 million primarily at our subsidiaries in Japan and Europe and reduced advertising expenses of $0.7 million offset by share based compensation expense of $0.3 million related to the adoption of SFAS No. 123(R).

Research and Development Expenses

Research and development expenses increased $12.9 million, or 54.7%, to $36.5 million for the year ended December 31, 2006 compared to $23.6 million for the year ended December 31, 2005. As a percentage of net revenue, research and development expenses increased to 15.3% for the year ended December 31, 2006 from 10.1% for the year ended December 31, 2005. The increase in research and development expenses was primarily due to the investment in prototypes and project materials for products under development for our OEM customers of $8.9 million, payroll related expenses of $1.8 million, testing expense of $0.9 million, facility related expenses of $0.7 million, and share based compensation expense of $0.6 million related to the adoption of SFAS No. 123(R).

General and Administrative Expenses

General and administrative expenses increased $5.2 million, or 40.3%, to $18.1 million for the year ended December 31, 2006 compared to $12.9 million for the year ended December 31, 2005. As a percentage of net revenue, general and administrative expenses were 7.6% for the year ended December 31, 2006 compared to 5.5% for the year ended December 31, 2005. The increase was primarily attributable to $1.3 million of expenses associated with the acceleration of vesting of stock options of our former chief executive officer and his consulting agreement, legal expense of $1.8 million, share based compensation expense of $1.2 million related to the adoption of SFAS No. 123(R), and accounting, auditing, and tax consulting expense of $1.3 million. This was offset by a $0.4 million decrease in bad debt expense.

Legal Settlement Expense

On June 28, 2006, we entered into a Settlement and License Agreement with Crossroads that settles Crossroads' lawsuit against us and licenses to us the family of patents from which it stemmed. We concurrently entered into an Agreement between Dot Hill Systems and Infortrend. In accordance with the Crossroads and Infortrend agreements, on July 14, 2006, we paid $3.35 million to Crossroads for alleged past damages and Crossroads agreed to dismiss all patent claims against us. As part of the agreement between Dot Hill and Infortrend, Infortrend paid Crossroads an additional $7.15 million on July 17, 2006, from which $1.43 million was withheld for Taiwan taxes and is included in income tax expense on our statement of operations. On October 5, 2006, we made a $1.475 million payment to Crossroads representing the remaining settlement amount due plus late fees. Please refer to Note 12 in the accompanying consolidated financial statements for further information.

Other Income

Other income increased by $2.0 million, or 57.1%, to $5.5 million for the year ended December 31, 2006 from $3.5 million for the year ended December 31, 2005. The increase was primarily attributable to an increase in interest income of $2.1 million due to higher interest rates, partially offset by a decrease in other income(expense), net of $0.1 million.

Income Taxes

We recognized an income tax expense of $48.9 million for the year ended December 31, 2006. The expense was comprised of a $47.1 million discrete tax expense associated with the establishment of full valuation allowances for United States deferred tax assets. Our effective income tax rate of (153.3)% for the year ended December 31, 2006 differs from the United States federal statutory rate due to this $47.1 million discrete tax expense associated with the establishment of valuation allowances related to United States deferred tax assets, our valuation allowance against operations taxed in foreign jurisdictions, foreign taxes and state taxes.

We periodically evaluate the likelihood of the realization of deferred tax assets, and adjust the carrying amount of the deferred tax assets by a valuation allowance to the extent the future realization of the deferred tax assets is judged to be more likely than not. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carryforward periods available to us for tax reporting purposes, and other relevant factors.

As of December 31, 2005, we had previously reversed a valuation allowance on our United States deferred tax assets totaling $47.1 million. Based on the nature of the underlying deferred tax assets, the reversal of the valuation allowance resulted in an increase to additional paid-in capital of $5.4 million, a reduction of goodwill in the amount of $16.4 million, and a net income tax benefit of $25.3 million. This reversal was the result of our recent sustained history of operating profitability as of December 31, 2005 and the determination by management at that time that the future realization of the net deferred tax assets was more likely than not.

Consistent with the December 31, 2005 analysis, at September 30, 2006 we weighted the cumulative earnings evidence and forecasted future earnings evidence as the most significant factors in its analysis of the recoverability of its United States deferred tax assets in 2006. Due to changes in 2006, we determined that there was an overall greater proportional weight of negative evidence rather than positive evidence. Based on the expected cumulative three-year United States pre-tax loss as of December 31, 2007 and the anticipated losses in 2007, we concluded that we did not have objective, verifiable evidence of sufficient future taxable income to recover our United States deferred tax assets. As a result, we determined that as of September 30, 2006 it was not more likely than not that our United States deferred tax assets would be realized and re-established a $47.1 million valuation allowance associated with our United States deferred tax assets.

As of December 31, 2006, we had federal and state net operating losses of approximately $122.4 million and $57.0 million, which begin to expire in the tax years ending 2013 and 2007, respectively. In addition, we had federal tax credit carryforwards of $3.7 million, of which approximately $0.5 million could be carried forward indefinitely to offset future taxable income, and the remaining $3.2 million will begin to expire in the tax year ending 2007. We also have state tax credit carryforwards of $3.9 million, of which $3.7 million can be carried forward indefinitely to offset future taxable income, and the remaining $0.2 million will begin to expire in the tax year ending 2007. We exercise significant judgment relating to the projection of future taxable income to determine the recoverability of any tax assets recorded on the balance sheet.

As a result of our equity transactions, an ownership change, within the meaning of IRC Section 382, occurred on September 18, 2003. As a result, annual use of our federal net operating loss and credit carry forwards is limited to (i) the aggregate fair market value of Dot Hill immediately before the ownership change multiplied by (ii) the long-term tax-exempt rate (within the meaning of Section 382 (f) of the IRC) in effect at that time. The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the Section 382 limitation for those years.

As a result of our acquisition of Chaparral, a second ownership change, within the meaning of IRC Section 382, occurred on February 23, 2004. As a result, annual use of Chaparral's federal net operating loss and credit carry forwards may be limited. The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the Section 382 limitation for those years.

We have not provided for any residual United States income taxes on the earnings from our foreign subsidiaries because such earnings are intended to be indefinitely reinvested. Such residual United States income taxes, if any, would be insignificant.

Liquidity and Capital Resources

The two primary drivers affecting liquidity and cash are working capital requirements and net profits or losses. Historically, the payment terms we have had to offer its customer's have been relatively similar to the terms received from creditors and suppliers. We typically bill customers on an open account basis subject to our standard net thirty day payment terms. If in the longer term, our revenue increases, it is likely that our accounts receivable balance will also increase. Our accounts receivable could further increase if customers delay their payments or if we grant extended payment terms to customers. Furthermore, we have had to maintain only a small amount of inventory, as our customer's for the most part took delivery of products directly from our contract manufacturer's facility. In 2007 however, we started to hub inventory for some of our larger customer's and consequently the growth in inventory has started to become a use of cash. In the future, our inventory levels will continue to be determined based upon the level of purchase orders we receive, our ability, and the ability of our customers, (specifically NetApp, HP and Fujitsu Siemens,) to manage inventory under hubbing arrangements, as well as competitive situations in the marketplace. Such considerations are balanced against the risk of obsolescence or potentially excess inventory levels.

As of December 31, 2007, we had $82.4 million of cash and cash equivalents and $88.4 million of working capital. Cash equivalents include highly liquid investments purchased with an original maturity of three months or less and consist principally of money market funds and commercial paper.

For the year ended December 31, 2007, cash used in operating activities was $14.3 million compared to cash used in operating activities of $18.4 million for the year ended December 31, 2006. The net cash used in operating activities in 2007 was attributable to the net loss of $60.2 million consisting of cash and non cash activities. The operating activities that affected cash consisted primarily of lower revenues and gross profit. The non cash operating activities included in the net loss that did not affect cash consisted of the following; goodwill impairment charge of $40.7 million; depreciation and amortization of $6.6 million; share-based compensation expense of $2.4 million; and loss on disposition of property and equipment of $0.3 million. Cash flow from operations reflects the positive impact of $5.7 million related to an overall decrease in accounts receivable due to lower revenues in 2007 as compared to 2006 and the timing of payments from our customers, a $1.0 million decrease in prepaid and other assets due to a reduction of $1.5 million in prepaid purchase price variance and a $0.2 million reduction in prepaid insurance, offset by an increase in prepaid interest of $0.2 million and various software maintenance contracts of $0.5 million, a $0.8 million increase in deferred revenues primarily due to a customer deposit. Additionally, other liabilities increased $1.7 million primarily due to an increase in deferred rent related to our new Longmont, CO facility of $0.6 million, a $1.6 million increase due to a customer deposit offset by a decrease of $0.3 million in deferred rent for our Carlsbad, CA facility and a $0.2 million decrease in our FIN 48 liability. Cash provided from operations was negatively impacted by a $5.9 million reduction in accounts payable due to the timing of payments to our vendors as well as lower sales volume, and a $6.8 million increase in inventory primarily due to the creation of hub inventory locations for certain of our customers.

Cash used in investing activities for the year ended December 31, 2007 was $4.4 million compared to $6.9 million of cash provided by investing activities for the year ended December 31, 2006. Cash used for the year ended December 31, 2007 was primarily attributable to cash paid for leasehold improvements at our Longmont, CO facility of $1.0 million and equipment and tooling purchases of $2.4 million.

Cash provided by financing activities for the year ended December 31, 2007 was $1.1 million compared to cash provided by financing activities of $2.0 million for the year ended December 31, 2006. The cash provided by financing activities is attributable to the proceeds received from the exercises of stock options under our equity incentive plans and warrants of $0.2 million, and the proceeds received from the sale of common stock to employees under our employee stock purchase plan of $1.0 million.

We presently expect cash, cash equivalents and cash generated from operations to be sufficient to meet our operating and capital requirements for at least the next 12 months and for operating periods in excess of 12 months. In addition, this will enable us to pursue acquisitions or capital improvements. The actual amount and timing of working capital and capital expenditures that we may incur in future periods may vary significantly and will depend upon numerous factors, including the amount and timing of the receipt of net revenue from continued operations, our ability to manage our relationships with third party manufacturers, the status of our relationships with key customers, partners and suppliers, the timing and extent of the introduction of new products and services and growth in personnel and operations.

On April 12, 2007, we entered into a lease contract with Circle Capital Longmont LLC, under which we lease approximately 44,300 square feet of office and laboratory space located at 1351 South Sunset in Longmont, Colorado. We use this office and laboratory space as our new research and development facility. The lease contract provides for a term of 65 months, commencing in August 2007 and ending December 2012. Our operating lease commitments will increase by $0.4 million per year for each of the years ended December 31, 2008 through 2012. The lease for our previous research and development faculty located in Longmont, Colorado expired in accordance with the lease terms on July 31, 2007.

Effective July 1, 2007, we amended our credit agreement with Wells Fargo Bank, National Association, or Wells Fargo, which allows us to borrow up to $30.0 million under a revolving line of credit that expires July 1, 2009. Amounts loaned under the credit agreement bear interest at our option at a fluctuating rate per annum equal to the Prime Rate in effect from time to time, or at a fixed rate per annum determined by Wells Fargo to be 0.65% above LIBOR in effect on the first day of the applicable fixed rate term. In connection with the credit agreement, to the extent we have outstanding borrowings, we have granted Wells Fargo a security interest in our investment management account maintained with Wells Capital Management Incorporated. As of December 31, 2006 and December 31, 2007, there were no balances outstanding under this line of credit. The credit agreement limits any new borrowings, loans, or advances outside of the credit agreement to an amount less than $1.0 million and annual capital expenditures to an amount less than $10.0 million.

The following table summarizes our contractual obligations as of December 31, 2007 (in thousands).

Contractual Obligations	Payments Due				
	Total	2008	2009-2010	2011-2012	2013 and Thereafter
Operating Lease Obligations	$7,888	$1,622	$2,923	$2,973	$370
Settlement payments	490	490			
	8,378	2,112	2,923	2,973	370

For purposes of the table above, the operating lease obligations exclude common area maintenance, real estate taxes and insurance expenses.

Settlement payments represent payments to be made in connection with a certain vendor settlement agreement whereby we are obligated to purchase 2,800 units of power supplies. The balance in the table above represents the undelivered power supplies at December 31, 2007. We expect to receive and pay for these power supplies within the ensuing six months.

We maintain indemnification agreements with certain of our OEM customers related to intellectual property and product liability.

In addition to the amounts shown in the table above, $0.2 million of unrecognized tax benefits have been recorded as liabilities in accordance with FIN 48, and we are uncertain as to if or when such amounts may be settled.

At December 31, 2007, we did not have any relationship with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance variable interest, or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we did not engage in trading activities involving non-exchange traded contracts. As a result, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We do not have relationships and transactions with persons and entities that derive benefits from their non-independent relationship with us or our related parties except as disclosed herein.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, ("FASB"), issued FASB Statement No. 157, *Fair Value Measurement*, which establishes a definition of fair value, guidelines for measuring fair value and expands disclosures regarding fair value measurements. FASB Statement No. 157 does not require any new fair value measurements but rather it eliminates inconsistencies in the guidance found in various prior accounting pronouncements. FASB Statement No. 157 is effective for fiscal years beginning after November 15, 2007. Subsequent to the issuance of FASB Statement No. 157, the FASB issued FASB Staff Position No. FAS 157-1 and FASB Staff Position No. FAS 157-2, which scope out the lease classification measurements under FASB Statement No. 13 from FASB Statement No. 157 and delay the effective date on FASB Statement No. 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. Management is currently evaluating the impact of adoption of FASB Statement No. 157 and related guidance will have on the Company's financial statements.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115*, which allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. FASB Statement No. 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the company elects for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. We are in the process of evaluating the application of the fair value option and its effect on our financial condition and results of operations.

In June 2007, the FASB ratified EITF No. 07-3, or EITF 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities*. EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. We are still assessing the impact of this standard on our future consolidated financial statements.

In December 2007 the FASB issued FASB Statement No. 141R, *Business Combinations*, ("FASB Statement No 141R"). FASB Statement No. 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. FASB Statement No. 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We are in the process of assessing the impact of the adoption of this standard on our future consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate and Credit Risk

Our exposure to market rate risk for changes in interest rates relates to our investment portfolio. Our primary investment strategy is to preserve the principal amounts invested, maximize investment yields subject to other investment objectives and maintain liquidity to meet projected cash requirements. Accordingly, we invest in instruments such as money market funds, certificates of deposit, United States Government/Agencies bonds, notes, bills and municipal bonds that meet high credit quality standards, as specified in our investment policy guidelines. Our investment policy also limits the amount of credit exposure to any one issue, issuer and type of instrument. We do not currently use derivative financial instruments in our investment portfolio and we do not enter into market risk sensitive instruments for trading purposes.

The following table provides information about our investment portfolio at December 31, 2007. For investment securities, the table presents carrying values, and as applicable, related weighted average interest rates by expected maturity dates (in thousands) at December 31.

	2007
Cash equivalents	$78,157
Average interest rate	4.8%
Short-term investments	$ —
Average interest rate	—
Total portfolio	$78,157
Average interest rate	4.8%

We have a line of credit agreement, which accrues interest at a variable rate. As of December 31, 2007, we had no balance under this line. If we incur a balance under this line, we will be exposed to interest rate risk on such debt.

Foreign Currency Exchange Rate Risk

A portion of our international business is presently conducted in currencies other than the United States dollar. Our international businesses operate primarily in, Euros, British Pounds and Japanese Yen. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the United States dollar will cause currency transaction gains and losses, which we have experienced in the past and continue to experience. Due to the substantial volatility of currency exchange rates, among other factors, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurances that we will not experience currency losses in the future. We have not previously undertaken hedging transactions to cover currency exposure and we currently do not intend to engage in hedging activities in the near future.

We regularly pursue new customers in various locations where new opportunities for storage networks are planned. As a result, a significant portion of our revenues are derived from North American customers, with our North American customers accounting for approximately 88% of our net sales during fiscal 2007, 92% of our fiscal 2006 net sales and 93% of our fiscal 2005 net sales. The locations of our international customers include Europe and Asia, where there has been historical volatility in several of the regions' currencies. Changes in the value of the U.S. Dollar versus the local currency in which our products are sold exposes us to foreign currency risk since the weakening of an international customer's local currency and banking market may negatively impact such customer's ability to meet their payment obligations to us. In addition, certain of our international customers require that we transact business with them in their own local currency, regardless of the location of our operations, which also exposes us to foreign currency risk. As we sell products or services in foreign currencies, we are regularly required to convert the payments received into U.S. Dollars or utilize such foreign currencies as payments for expenses of our business, which gives rise to foreign exchange gains and losses. Given the uncertainty as to when and what specific foreign currencies we may be required or decide to accept as payment from our international customers, we cannot predict the ultimate impact that such a decision would have on our business, gross margins and results of operations. While we monitor our foreign currency exposures, we do not currently maintain an active foreign currency hedging program.

Item 8. *Financial Statements and Supplementary Data*

The information required by this Item is incorporated by reference from the financial statements beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. *Changes In and Disagreements With Accountants On Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report on Form 10-K, have concluded that as of the end of such period, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow for timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our fourth fiscal quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Dot Hill Systems Corp.'s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f) and 15d-15(f).

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on this assessment, management concluded that, as of December 31, 2007, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Dot Hill Systems Corp. and subsidiaries
Carlsbad, California

We have audited the internal control over financial reporting of Dot Hill Systems Corp. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated March 14 2008 expressed an unqualified opinion on those financial statements and the financial statement schedule, and included an explanatory paragraph relating to the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*, effective January 1, 2007, and of FASB Statement No. 123 (revised 2004), *Share-Based Payment,* effective January 1, 2006.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
March 14, 2008

Item 9B. *Other Information*

Effective March 18, 2008 in accordance with our stock option grant policy and pursuant to the 2000 EIP, on March 13, 2008 the Compensation Committee approved the grant of annual stock options as follows:

Executive Officer	Annual Stock Options
Dana Kammersgard	100,000
Hanif Jamal	75,000
Philip Davis	100,000

The options will terminate ten years after March 18, 2008, the effective date of grant, or earlier in the event the optionholder's service to us is terminated and will have an exercise price per share equal to the closing price of our common stock as reported on the Nasdaq Global Market for Monday, March 17, 2008. Subject to the optionholder's continued service to us, the shares of common stock subject to the annual stock options vest 25% on the first anniversary of the date of grant with the remaining shares vesting monthly over the following three years.

Messrs. Kammersgard, Jamal and Davis did not receive a 2007 bonus.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Some of the information required by this item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2008 annual meeting of stockholders under the headings "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance." Other information required by this item is incorporated by reference to Item 1 of Part I of this Annual Report on Form 10-K under the heading "Executive Officers and Key Employees of the Registrant."

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This code of ethics is incorporated in our code of business conduct and ethics that applies to all of our officers, directors and employees. A copy of our code of business conduct and ethics is available on our web site at www.dothill.com. We intend to satisfy the SEC's disclosure requirements regarding amendments to, or waivers of, the code of business conduct and ethics by posting such information on our web site. A paper copy of our code of business conduct and ethics may be obtained free of charge by writing to our Investor Relations Department at our principal executive office.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2008 annual meeting of stockholders under the headings "Executive Compensation," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information under the heading "Security Ownership of Certain Beneficial Owners and Management" in our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2008 annual meeting of stockholders is incorporated by reference.

The following table sets forth our equity securities authorized for issuance under equity compensation plans as of December 31, 2007.

Stock Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance
2000 EIP(1)	6,172,092	$ 5.32	978,532
2000 ESPP(2)	Not Applicable	Not Applicable	1,449,729
2000 NEDSOP	500,000	$ 5.88	413,124
Total	6,672,092	$ 5.36	2,841,385

(1) The 2000 EIP provides for an annual increase to the share reserve, to be added on the date of each of our annual meetings of stockholders, equal to the lesser of (i) 1 million shares; (ii) 2% of our outstanding shares on such date, calculated on a fully diluted basis and assuming the conversion of all outstanding convertible securities and the exercise of all outstanding options and warrants; or (iii) an amount to be determined by our board of directors.

(2) The 2000 ESPP provides for an annual increase to the share reserve, to be added on the date of each of our annual meetings of stockholders, equal to the lesser of: (i) 100,000 shares; or (ii) an amount to be determined by our board of directors.

All of our equity compensation plans have been approved by our stockholders.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2008 annual meeting of stockholders under the headings "Election of Directors" and "Certain Transactions."

Item 14. *Principal Accounting Fees and Services*

The information required by this item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2008 annual meeting of stockholders under the heading "Ratification of Selection of Independent Auditors."

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this report:

(1) Financial statements:

The consolidated balance sheets as of December 31, 2006 and 2007, and the consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for the years ended December 31, 2005, 2006 and 2007, together with notes thereto included elsewhere in this Annual Report on Form 10-K are incorporated herein by reference.

(2) Financial statement schedules required to be filed by Item 8 and Item 15(b) of this Form:

The Schedule II — Valuation and Qualifying Accounts included elsewhere in this Annual Report on Form 10-K is incorporated herein by reference.

All other schedules have been omitted from this annual report because they are not applicable or because the information required by any applicable schedule is included in the consolidated financial statements or the notes thereto.

(3) Exhibits:

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of February 23, 2004, by and among Dot Hill Systems Corp., DHSA Corp., Chaparral Network Storage, Inc., and C. Timothy Smoot, as Stockholders' Representative.(1)
3.1	Certificate of Incorporation of Dot Hill Systems Corp.(2)
3.2	Amended and Restated By-laws of Dot Hill Systems Corp.(27)
4.1	Certificate of Incorporation Dot Hill Systems Corp.(2)
4.2	By-laws of Dot Hill Systems Corp.(2)
4.3	Form of Common Stock Certificate.(3)
4.4	Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on May 19, 2003.(4)
4.5	Form of Rights Certificate.(4)
4.6	Warrant to Purchase Shares of Common Stock dated June 22, 2006.(25)
4.7	Common Stock Warrant dated December 19, 2002.(5)
4.8	Warrant to Purchase Shares of Common Stock dated June 26, 2006.(25)
4.9	Common Stock Warrant dated March 14, 2003.(5)
10.1	Product Purchase Agreement between Dot Hill Systems Corp. and Sun Microsystems, Inc. dated May 24, 2002.(6)
10.2	Product Supplement/Award Letter for Blade Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)*
10.3	Product Supplement/Award Letter for SCSI Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)*
10.4	Product Supplement/Award Letter for FC Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)*
10.5	Second Amendment to Product Purchase Agreement, dated as of January 26, 2004 by and among Sun Microsystems, Inc., Sun Microsystems International B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.(13)*
10.6	Third Amendment to Product Purchase Agreement, dated as of March 22, 2004, by and among Sun Microsystems, Inc., Sun Microsystems International B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.(13)*
10.7	Product Supplement/Award Letter (SATA) by and between Sun Microsystems, Inc. and Dot Hill Systems Corp. dated as of March 22, 2004.(13)*
10.8	Rights Agreement dated as of May 19, 2003 by and between Dot Hill Systems Corp. and American Stock Transfer and Trust Company.(4)
10.9	Employment letter agreement dated August 2, 1999 between Dot Hill Systems Corp. and Dana W Kammersgard.(7)†
10.10	2000 Amended and Restated Equity Incentive Plan.(8)†
10.11	Form of Stock Option Agreement (Incentive and Non-statutory Stock Options) used in connection with the 2000 Amended and Restated Equity Incentive Plan.(8)†
10.12	Form of Stock Option Grant Notice used in connection with the 2000 Amended and Restated Equity Incentive Plan.(8)†
10.13	2000 Amended and Restated Employee Stock Purchase Plan.(9)†
10.14	2000 Non-Employee Directors Stock Option Plan.(28)†
10.15	Form of Stock Option Agreement used in connection with the 2000 Non-Employee Directors' Stock Option Plan.(10)†
10.16	Credit Agreement dated July 1, 2004 by and between Dot Hill Systems Corp. and Wells Fargo Bank, National Association.(11)
10.17	Revolving Line of Credit Note dated July 1, 2004 issued by Dot Hill Systems Corp. to Wells Fargo Bank, National Association.(11)

Exhibit Number	Description
10.18	Security Agreement and Addendum dated July 1, 2004 by and between Dot Hill Systems Corp. and Wells Fargo Bank, National Association.(11)
10.19	Manufacturing Agreement between Dot Hill Systems Corp. and Flextronics Corporation dated May 20, 2002.(12)*
10.20	OEM Agreement between Dot Hill Systems Corp. and Infortrend Technology, Inc. dated May 20, 2002.(12)*
10.21	Amended and Restated Change of Control Agreement dated April 6, 2006 between Dot Hill Systems Corp. and Dana Kammersgard.(23)†
10.22	Change of Control Agreement dated April 6, 2006 between Dot Hill Systems Corp. and Philip A. Davis.(23)†
10.23	Offer letter agreement dated July 5, 2006 between Dot Hill Systems Corp. and Hanif I. Jamal.(24)†
10.24	Change of Control Agreement dated July 14, 2006 between Dot Hill Systems Corp. and Hanif I. Jamal.(24)†
10.25	Amendment to Manufacturing Agreement between Dot Hill Systems Corp. and Solectron Corporation dated April 5, 2005.(14)*
10.26	Description of Amended and Restated Policy for Director Compensation.(15)
10.27	Lease Agreement by and between Dot Hill Systems Corp. and Equastone 2200 Faraday, LLC effective as of September 1, 2005 and dated as of September 16, 2005.(16)
10.28	Fourth Amendment to Product Purchase Agreement dated September 26, 2005 by and among Sun Microsystems, Inc., Sun Microsystems International B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.(17)*
10.29	Product Supplement/Award Letter dated September 27, 2005 by and among Sun Microsystems, Inc., Sun Microsystems International B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.(17)*
10.30	Second Amendment to Manufacturing Agreement dated September 16, 2005 between Dot Hill Systems Corp. and Solectron Corporation.(17)*
10.31	Second Award Letter dated September 16, 2005 between Dot Hill Systems Corp. and Solectron Corporation.(17)*
10.32	Development and OEM Supply Agreement dated July 26, 2005 by and among Dot Hill Systems Corp., Dot Hill Systems B.V., Network Appliance, Inc. and Network Appliance B.V.(17)*
10.33	Product Supplement/Award Letter dated October 20, 2005 by and among Sun Microsystems, Inc., Sun Microsystems International B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.(18)*
10.34	Form of Indemnity Agreement.(19)
10.35	Patent Cross License dated December 29, 2005 between Dot Hill Systems Corp. and International Business Machines Corporation.(18)*
10.36	Consulting letter agreement effective March 1, 2006 and dated March 2, 2006 between Dot Hill Systems Corp. and James L. Lambert.(21)
10.37	Master Purchase Agreement effective January 13, 2006 by and among Dot Hill Systems Corp., Dot Hill Systems B.V., Fujitsu Siemens Computers GmbH and Fujitsu Siemens Computers (Holding) B.V.(22)*
10.38	Amended Settlement and License Agreement dated October 5, 2006 by and between Dot Hill Systems Corp. and Crossroads, Inc.(23)*
10.39	Agreement between Dot Hill Systems and Infortrend Re Settlement of Crossroads Lawsuit dated June 28, 2006 by and between Dot Hill Systems Corp. and Infortrend Technology Inc.(23)*
10.40	First Amendment to Credit Agreement dated July 1, 2006 by and between Dot Hill Systems Corp. and Wells Fargo Bank, National Association.(25)*
10.41	Second Amendment to Credit Agreement dated September 14, 2006 by and between Dot Hill Systems Corp. and Wells Fargo Bank, National Association.(25)*
10.42	Revolving Line of Credit Note dated July 1, 2006 issued by Dot Hill Systems Corp. to Wells Fargo Bank, National Association.(25)*
10.43	Security Agreement and Addendum dated July 1, 2006 by and between Dot Hill Systems Corp. and Wells Fargo Bank, National Association.(25)*

Exhibit Number	Description
10.44	First Amendment dated August 3, 2006 to Development and OEM Supply Agreement dated July 26, 2005 by and among Dot Hill Systems Corp., Dot Hill Systems B.V., Network Appliance, Inc., Network Appliance Holding and Manufacturing B.V.(25)*
10.45	Description of 2007 Executive Compensation Plan(26)
10.47	Manufacturing Agreement by and among Dot Hill Systems Corp., MiTAC International Corporation and SYNNEX Corporation dated February 20, 2007.(29)*
10.48	Lease Agreement by and between Dot Hill Systems Corp. and Circle Capital Longmont LLC as of April 12, 2007.(30)
10.49	Revolving Line of Credit Note dated July 1, 2007 issued by Dot Hill Systems Corp. to Wells Fargo Bank, National Association.(31)
10.50	Second Amendment to the Development and OEM Supply Agreement, dated as of October 1, 2007, between Network Appliance, Inc. and Network Appliance Holding and Manufacturing, B.V., formerly known as Network Appliance B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.*
10.51	Third Amendment to the Development and OEM Supply Agreement, dated as of November 2, 2007, between Network Appliance, Inc. and Network Appliance Holding and Manufacturing, B.V., formerly known as Network Appliance B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.*
10.52	Technology License Agreement, dated as of October 1, 2007 between Network Appliance, Inc. and the Dot Hill Systems Corp.*
21.1	Subsidiaries of Dot Hill Systems Corp.(5)
23.1	Consent of Deloitte & Touche LLP
24.1	Power of Attorney. Reference is made to the signature page hereto.
31.1	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† Indicates management or compensatory plan or arrangement.

* Confidential treatment has been granted by, or requested from, the SEC.

(1) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 24, 2004 and incorporated herein by reference.

(2) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 19, 2001 and incorporated herein by reference.

(3) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on January 14, 2003 and incorporated herein by reference.

(4) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on May 19, 2003 and incorporated herein by reference.

(5) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.

(6) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(7) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

(8) Filed as an exhibit to our Current Report on Form 8-K dated August 23, 2000 and incorporated herein by reference.

(9) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference

(10) Filed as an exhibit to our Registration Statement on Form S-8 (No. 333-43834) and incorporated herein by reference.

(11) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.

(12) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(13) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference.

(14) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference.

(15) Incorporated herein by reference to the description contained in our Current Report on Form 8-K filed with the SEC on July 29, 2005.

(16) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 21, 2005 and incorporated herein by reference.

(17) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and incorporated herein by reference.

(18) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

(19) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 13, 2005 and incorporated herein by reference.

(20) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 24, 2006 and incorporated herein by reference.

(21) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on March 8, 2006 and incorporated herein by reference.

(22) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated herein by reference.

(23) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference.

(24) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on July 17, 2006 and incorporated herein by reference.

(25) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and incorporated herein by reference.

(26) Filed as Item 5.02(e) of our Current Report on Form 8-K filed with the SEC on March 2, 2007 and incorporated herein by reference.

(27) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 26, 2007 and incorporated herein by reference.

(28) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference.

(29) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference.

(30) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on April 16, 2007 and incorporated herein by reference.

(31) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOT HILL SYSTEMS CORP.

By: /s/ DANA W. KAMMERSGARD

Dana W. Kammersgard
Chief Executive Officer and President

Date: March 17, 2008

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dana W. Kammersgard and Hanif I. Jamal, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substituted, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ DANA W. KAMMERSGARD Dana W. Kammersgard	Chief Executive Officer, President and Director (Principal Executive Officer)	March 17, 2008
/s/ HANIF I. JAMAL Hanif I. Jamal	Chief Financial Officer, and Treasurer (Principal Financial and Accounting Officer)	March 17, 2008
/s/ CHARLES CHRIST Charles Christ	Chairman of the Board of Directors	March 17, 2008
/s/ KIMBERLY ALEXY Kimberly Alexy	Director	March 17, 2008
/s/ JOSEPH D. MARKEE Joseph D. Markee	Director	March 17, 2008
/s/ W.R. SAUEY W.R. Sauey	Director	March 17, 2008
/s/ RODERICK M. SHERWOOD III Roderick M. Sherwood III	Director	March 17, 2008

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Dot Hill Systems Corp. and subsidiaries
Carlsbad, California

We have audited the accompanying consolidated balance sheets of Dot Hill Systems Corp. and subsidiaries (the "Company") as of December 31, 2006 and 2007, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15 (a) (2). These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dot Hill Systems Corp. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*, effective January 1, 2007, and FASB Statement No. 123 (revised 2004), *Share-Based Payment,* effective January 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
March 14, 2008

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2007
(In thousands, except per share amounts)

	2006	2007
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 99,663	$ 82,358
Accounts receivable, net of allowance of $629 and $302	39,758	32,445
Inventories	2,210	9,013
Prepaid expenses and other	5,039	3,968
Total current assets	146,670	127,784
Property and equipment, net	9,738	9,599
Goodwill	40,725	—
Intangible assets, net	4,382	2,280
Other assets	136	264
Total assets	$ 201,651	$ 139,927
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 31,099	$ 28,472
Accrued compensation	3,231	3,115
Accrued expenses	8,652	6,227
Deferred revenue	521	1,409
Income taxes payable	226	143
Total current liabilities	43,729	39,366
Other long-term liabilities	2,010	4,132
Total liabilities	45,739	43,498
Commitments and Contingencies (Note 12)		
Stockholders' Equity:		
Preferred stock, $.001 par value, 10,000 shares authorized, no shares issued and outstanding at December 31, 2006 and 2007, respectively	—	—
Common stock, $.001 par value, 100,000 shares authorized, 45,009 and 45,785 shares issued and outstanding at December 31, 2006 and 2007, respectively	45	46
Additional paid-in capital	290,705	294,193
Accumulated other comprehensive loss	(814)	(3,100)
Accumulated deficit	(134,024)	(194,710)
Total stockholders' equity	155,912	96,429
Total liabilities and stockholders' equity	$ 201,651	$ 139,927

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In thousands, except per share amounts)

	2005	2006	2007
NET REVENUE	$233,799	$239,217	$207,095
COST OF GOODS SOLD	180,196	202,561	180,662
GROSS PROFIT	53,603	36,656	26,433
OPERATING EXPENSES:			
Sales and marketing	19,120	15,996	15,939
Research and development	23,628	36,529	22,564
General and administrative	12,933	18,119	12,606
Legal settlement	—	3,395	—
Goodwill impairment charge	—	—	40,725
Total operating expenses	55,681	74,039	91,834
OPERATING LOSS	(2,078)	(37,383)	(65,401)
OTHER INCOME:			
Interest income, net	3,394	5,505	4,787
Other income (expense), net	84	(9)	209
Total other income, net	3,478	5,496	4,996
INCOME (LOSS) BEFORE INCOME TAXES	$ 1,400	$ (31,887)	$ (60,405)
INCOME TAX EXPENSE (BENEFIT)	(25,197)	48,885	(177)
NET INCOME (LOSS)	$ 26,597	$ (80,772)	$ (60,228)
NET INCOME (LOSS) PER SHARE:			
Basic	$ 0.61	$ (1.80)	$ (1.32)
Diluted	$ 0.58	$ (1.80)	$ (1.32)
WEIGHTED AVERAGE SHARES USED TO CALCULATE NET INCOME (LOSS) PER SHARE:			
Basic	43,903	44,757	45,534
Diluted	45,639	44,757	45,534
COMPREHENSIVE INCOME (LOSS):			
Net income (loss)	$ 26,597	$ (80,772)	$ (60,228)
Foreign currency translation adjustments	255	(736)	(2,286)
Net unrealized gain on short-term investments	89	40	—
Comprehensive income (loss)	$ 26,941	$ (81,468)	$ (62,514)

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 (In thousands)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance, January 1, 2005	—	$—	43,656	$44	$277,102	$(8)	$ (462)	$ (79,849)	$196,827
Amortization of deferred compensation						8			8
Exercise of stock options and warrants			561		1,780				1,780
Sale of common stock under ESPP			200		1,040				1,040
Tax benefit for disqualifying dispositions of stock options					5,455				5,455
Foreign currency translation adjustment							255		255
Net unrealized loss on short- term investments							89		89
Net income	—	—	—	—	—	—	—	26,597	26,597
Balance, December 31, 2005	—	—	44,417	44	285,377	—	(118)	(53,252)	232,051
Exercise of stock options and warrants			303	1	947				948
Sale of common stock under ESPP			289		1,055				1,055
Share-based compensation expense from stock options					2,835				2,835
Share-based compensation expense from ESPP					397				397
Share-based compensation expense from historical grant practices					94				94
Foreign currency translation adjustment							(736)		(736)
Net unrealized gain on short- term investments							40		40
Net income	—	—	—	—	—	—	—	(80,772)	(80,772)
Balance, December 31, 2006	—	—	45,009	45	290,705	—	(814)	(134,024)	155,912
Cumulative effect to prior year accumulated deficit related to the adoption of FIN 48								(458)	(458)
Exercise of stock options and warrants			414		170				170
Sale of common stock under ESPP			362	1	967				968
Share-based compensation expense from stock options					1,938				1,938
Share-based compensation expense from ESPP					413				413
Foreign currency translation adjustment							(2,286)		(2,286)
Net loss	—	—	—	—	—	—	—	(60,228)	(60,228)
Balance, December 31, 2007	—	$—	45,785	$46	$294,193	$—	$(3,100)	$(194,710)	$ 96,429

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands)

	2005	2006	2007
Cash Flows Related to Operating Activities:			
Net income (loss)	$ 26,597	$ (80,772)	$(60,228)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	7,504	7,200	6,573
Goodwill impairment charge	—	—	40,725
Loss on disposal of property and equipment	892	148	268
Provision for doubtful accounts	(560)	188	(216)
Share-based compensation expense	—	3,326	2,351
Deferred taxes	(25,300)	47,141	(16)
Other	(67)	—	—
Changes in operating assets and liabilities :			
Accounts receivable	6,422	(5,234)	5,745
Inventories	785	612	(6,777)
Prepaid expenses and other assets	(1,598)	(344)	1,005
Accounts payable	(14,398)	4,259	(5,890)
Accrued compensation and other expenses	(231)	4,757	(261)
Deferred revenue	680	(961)	802
Income taxes payable	(470)	166	(84)
Restructuring accrual	(133)	(45)	—
Other liabilities	600	1,145	1,723
Net cash provided by (used in) operating activities	723	(18,414)	(14,280)
Cash Flows Related to Investing Activities:			
Purchases of property and equipment	(4,733)	(6,548)	(4,447)
Sales of short-term investments	71,852	23,824	5,425
Purchases of short-term investments	(26,500)	(10,337)	(5,425)
Purchase of patent license portfolio	(2,500)	—	—
Net cash provided by (used in) investing activities	38,119	6,939	(4,447)
Cash Flows Related to Financing Activities:			
Proceeds from exercise of stock options and warrants	1,781	948	170
Proceeds from sale of stock to employees	1,040	1,055	968
Net cash provided by financing activities	2,821	2,003	1,138
Effect of Exchange Rate Changes on Cash	(356)	332	284
Net Increase (Decrease) in Cash and Cash Equivalents	41,307	(9,140)	(17,305)
Cash and Cash Equivalents, beginning of year	67,496	108,803	99,663
Cash and Cash Equivalents, end of year	$108,803	$ 99,663	$ 82,358
Supplemental Disclosures of Cash Flow Information:			
Construction in progress costs incurred but not paid	$ 885	$ 418	$ 563
Deferred tax asset for stock-based compensation credited to equity	$ 5,455	$ —	$ —
Reduction of goodwill resulting from the recognition of deferred tax assets	$ 16,386	$ —	$ —
Cash paid for income taxes	$ 499	$ 1,482	$ 245

See accompanying notes to consolidated financial statements.

1. Background and Summary of Significant Accounting Policies

Background

Dot Hill Systems Corp. and subsidiaries (referred to herein as we, our or us) is a provider of enterprise storage for organizations requiring high reliability, high performance networked storage and data management solutions in an open systems architecture.

Historically, we relied mainly on direct sales to customers in an array of markets, including the government and telecommunications. Beginning in 2001, we shifted our sales and marketing efforts away from direct sales toward indirect sales through channel partners. These channel partners either incorporate our products into their own private-label products or sell our products off the shelf. During 2002, we began outsourcing the manufacturing of our next-generation family of disk systems — SANnet II. Our headquarters is located in Carlsbad, California and we also have sales offices in the United States, Germany, Japan, the Netherlands, United Kingdom and China.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less and consist principally of money market funds and commercial paper.

Allowance for Doubtful Accounts

The allowance for doubtful accounts receivable represents management's estimate of losses on the accounts receivable balance. The estimate for uncollectible accounts receivable is based on estimated losses for specific accounts and an amount calculated using a percentage based on historical write-offs and recoveries.

Valuation of Inventories

Inventories are comprised of purchased parts and assemblies, which include direct labor and overhead, and are valued at the lower of cost (first-in, first-out) or market value. We establish inventory reserves for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory reserves could be required. Excess and obsolete reserves are not reversed until the products are sold or disposed of.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining term of the lease or the estimated useful life of the asset. Significant improvements are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Fair Value of Financial Instruments

We are required to estimate the fair value of all financial instruments included on our balance sheets. We believe the carrying value of our financial instruments, including cash equivalents, accounts receivable, and accounts payable approximates their fair value due to the relatively short period of time between origination of the instruments and their expected realization.

Valuation of Goodwill

We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with Financial Accounting Standards Board, or FASB, Statement No. 142, *Goodwill and Other Intangible Assets.* The provisions of FASB Statement No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. Our reporting units are consistent with the operating and reportable segments identified in the notes to our consolidated financial statements. We determine the fair value of our reporting units using a combination of the income approach and market capitalization approach. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we must record an impairment charge equal to the difference.

Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future discounted cash flows. Under the market capitalization approach, valuation multiples are calculated based on operating data from publicly traded companies within our industry. Multiples derived from companies within our industry provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a company. These multiples are applied to the operating data for the reporting unit to arrive at an indicated fair value. Significant management judgment is required in the forecasts of future operating results that are used in the estimated future discounted cash flow method of valuation. The estimates we have used are consistent with the plans and estimates that we use to manage our business. We base our fair value estimates on forecasted revenue and operating costs along with the business plan for fiscal 2008 through fiscal 2015. Our forecasts consider the effect of a number of factors including, but not limited to, the effect of the roll out of new products, securing new customers, the effect of the transition to a new contract manufacturer, the ability to reduce product costs and the impact of continued cost savings measures within operating expenses. Our step one estimate of fair value using a blend of both the income approach and the market capitalization approach indicated a fair value of $122.0 million compared to our book value of $135.0 million as of our measurement date of November 30, 2007. The decline in fair value in 2007 is primarily due to two factors; (i) the market value of our common stock substantially declined from a closing stock price of $3.93 per share at December 31, 2006 to a closing stock price of $2.54 per share at November 30, 2007, representing a 35% decline in our market capitalization and (ii) the fair value of our reporting unit based on the market capitalization approach declined from $120.0 million at November 30, 2006 to $88.0 million at November 30, 2007, representing a 21% decline. As a result of these declines, management determined that the goodwill related to its SANnet reporting unit was impaired and the second step of the goodwill impairment test was performed to measure the amount of the impairment, resulting in the recognition of an impairment to goodwill of $40.7 million.

Long-Lived Assets

We account for the impairment and disposition of long-lived assets which consist primarily of intangible assets with finite lives and property and equipment in accordance with FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* We periodically review the recoverability of the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability of these assets is determined by comparing the forecasted future undiscounted net cash flows from operations to which the assets relate, based on our best estimates using the appropriate assumptions and projections at the time, to the carrying amount of the assets. If the carrying value is determined not to be recoverable from future operating cash flows, the assets are deemed impaired and an impairment loss is recognized equal to the amount by which the carrying amount exceeds the estimated fair value of the assets. We did not record any impairment in 2005, 2006 or 2007. Based on our most recent analysis, we believe that no impairment exists at December 31, 2007.

Revenue Recognition

In accordance with Securities and Exchange Commission, or SEC, Staff Accounting Bulletin, or SAB, No. 101, *Revenue Recognition in Financial Statements,* or SAB 101, and SAB No. 104, *Revenue Recognition,* or SAB 104, we recognize product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to our customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. Revenue is recognized for product sales upon transfer of title to the customer. We record reductions to revenue for estimated product returns and pricing adjustments in the same period that the related revenue is recorded. These estimates are based on historical sales returns, analysis of credit memo data, and other factors known at the time. If actual future returns and allowances differ from past experience, additional allowances may be required. Revenue from product maintenance contracts is deferred and recognized ratably over the contract term, generally 12 to 36 months. We recognize revenue on upfront nonrefundable payments from our customers by deferring the payment and recognizing it ratably over the term of the agreement. We maintain inventory, or hubbing arrangements with certain of our customers. Pursuant to these arrangements we deliver products to a customer or a designated third party warehouse based upon the customer's projected needs, but do not recognize product revenue unless and until the customer reports that it has removed our product from the warehouse to incorporate into its end products.

Product Warranties

We generally extend to our customers the warranties provided to us by our suppliers and, accordingly, the majority of our warranty obligations to customers are covered by supplier warranties. For warranty costs not covered by our suppliers, we provide for estimated warranty costs in the period the revenue is recognized. There can be no assurance that our suppliers will continue to provide such warranties to us in the future, which could have a material adverse effect on our operating results and financial condition if these warranties are eliminated. Estimated liabilities for product warranties are included in accrued expenses. Our warranty cost activity for the years ended December 31 is as follows (in thousands):

Accrued Warranty Costs	Balance at Beginning of Year	Charged to Operations	Deductions for Costs Incurred	Deductions for Change in Estimates	Balance at End of Year
2005	$1,104	$2,445	$(2,803)	$—	$ 746
2006	$ 746	$2,363	$(2,446)	$—	$ 663
2007	$ 663	$3,570	$(2,852)	$—	$1,381

Our deferred product maintenance activity for the years ended December 31 is as follows (in thousands):

Deferred Product Maintenance Revenue	Balance at Beginning of Year	New Warranty Revenue Contracts	Revenue Recognized	Balance at End of Year
2005	$ 779	$3,332	$(2,713)	$1,398
2006	$1,398	$3,003	$(3,820)	$ 581
2007	$ 581	$7,093	$(6,980)	$ 694

Advertising Costs

We expense advertising costs as incurred. For the years ended December 31, 2005, 2006 and 2007, advertising expenses were $1.2 million, $0.5 million, and $0.5 million, respectively.

Research and Development

Research and development costs are expensed as incurred. In conjunction with the development of our products, we incur certain software development costs. No costs have been capitalized pursuant to FASB Statement No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*, because the period between achieving technological feasibility and completion of such software is relatively short and software development costs qualifying for capitalization have been insignificant.

Change in Accounting for Share-Based Compensation

Effective January 1, 2006, we adopted FASB Statement No. 123(R), *Share-Based Payment*, which requires us to record stock compensation expense for equity based awards granted, including stock options, for which expense will be recognized over the service period of the equity based award based on the fair value of the award, at the date of grant. FASB Statement No. 123(R) revises FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and supersedes Accounting Principles Board, or APB, Opinion No. 25, *Accounting for Stock Issued to Employees.*

On January 1, 2006, we adopted the provisions of FASB Statement No. 123(R) using the modified prospective transition method. In accordance with this transition method, our consolidated financial statements for prior periods have not been restated to reflect the impact of FASB Statement No. 123(R). Under the modified prospective transition method, share-based compensation expense for 2006 includes compensation expense for all share-based compensation awards granted prior to, but for which the requisite service has not yet been performed as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FASB Statement No. 123. Share-based compensation expense for all share-based compensation awards granted after December 31, 2005 is based on the grant date fair value estimated in accordance with the provisions of FASB Statement No. 123(R) using the Black-Scholes option-pricing model.

We account for stock options granted to non-employees using the fair value method. Compensation expense for options granted to non-employees has been determined in accordance with FASB Statement No. 123 and Emerging Issues Task Force, or EITF, No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for options granted to non-employees is periodically recalculated as the underlying options vest and is recorded as expense and deferred compensation in the financial statements.

Prior to January 1, 2006, we disclosed compensation cost in accordance with FASB Statement No. 123. The provisions of FASB Statement No. 123 require us to disclose the assumptions used in calculating the fair value pro forma expense. Had compensation cost for our stock option awards been determined based upon the fair value at the date of grant, in accordance with FASB Statement No. 123, our net income and basic and diluted net income per share would have been adjusted to the following amounts for the year ended December 31, (in thousands):

	2005
Net income	$26,597
Stock-based employee compensation expense included in reported net income attributable to common stockholders	8
Stock-based employee compensation expense determined under fair value based method for all awards	(6,374)
Pro forma net income	$20,231
Basic net income per share:	
As reported	$ 0.61
Pro forma	$ 0.46
Diluted net income per share:	
As reported	$ 0.58
Pro forma	$ 0.44

Foreign Currency Transactions and Translation

A portion of our international business is presently conducted in currencies other than the United States dollar. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the United States dollar will cause currency transaction gains and losses, which we have experienced in the past and continue to experience. Due to the substantial volatility of currency exchange rates, among other factors, we cannot predict the effect of exchange rate fluctuations upon future operating results. We have not previously undertaken hedging transactions to cover currency exposure and currently do not intend to engage in hedging activities in the future.

The functional currency of each of our foreign subsidiaries is the local currency and accordingly, assets and liabilities are translated into United States dollars at year-end exchange rates; revenues and expenses, and gains and losses are translated at rates of exchange that approximate the rates in effect on the transaction date. Resulting translation gains and losses are recognized as a component of other comprehensive income.

Income Taxes

We record deferred income taxes to reflect temporary differences between the basis of assets and liabilities for financial statement and tax reporting purposes. Measurement of the deferred income tax items is based on enacted tax laws and rates. In the event the future consequences of differences between financial reporting bases and tax bases of our assets and liabilities result in a deferred income tax asset, an evaluation is performed to determine the probability we will be able to realize the future benefits of such asset. A valuation allowance related to a deferred income tax asset is recorded when it is considered more likely than not that some portion or all of the deferred income tax asset will not be realized.

In July 2006 the FASB issued Interpretation, or FIN, No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,* or FIN 48. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. We adopted FIN 48 effective January 1, 2007 and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. We recognize potential accrued interest and penalties related to unrecognized tax benefits within income tax expense. The cumulative effect of applying the provision of FIN 48 has been reported as an adjustment to the opening balance of our accumulated deficit as of January 1, 2007.

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period.

Diluted net income per share reflects the potential dilution of securities by including common stock equivalents, such as stock options, stock warrants and convertible preferred stock, in the weighted average number of common shares outstanding for a period, if dilutive.

The following table sets forth a reconciliation of the basic and diluted number of weighted average shares outstanding used in the calculation of net income (loss) per share for the years ended December 31 (in thousands):

	2005	2006	2007
Weighted average shares used to calculate basic net income (loss) per share	43,903	44,757	45,534
Dilutive effect of stock options and stock warrants	1,736	—	—
Weighted average shares used to calculate diluted net income (loss) per share	45,639	44,757	45,534

As of December 31, 2005, options to purchase 2,578,763 shares of common stock with exercise prices ranging from $6.03 to $17.14 per share were outstanding, but were not included in the calculation of diluted net income per share because their effect was antidilutive.

As of December 31, 2006, options to purchase 5,435,930 shares of common stock with exercise prices ranging from $1.34 to $17.14 per share and warrants to purchase 1,696,081 shares of common stock with exercise prices ranging from $2.97 to $4.50 per share, were outstanding, but were not included in the calculation of diluted net income per share because their effect was antidilutive.

As of December 31, 2007, options to purchase 6,672,095 shares of common stock with exercise prices ranging from $1.34 to $17.14 per share and warrants to purchase 337,742 shares of common stock with exercise prices ranging from $3.25 to $4.50 per share, were outstanding, but were not included in the calculation of diluted net loss per share because their effect was antidilutive.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*, which establishes a definition of fair value, guidelines for measuring fair value and expands disclosures regarding fair value measurements. FASB Statement No. 157 does not require any new fair value measurements but rather it eliminates inconsistencies in the guidance found in various prior accounting pronouncements. FASB Statement No. 157 is effective for fiscal years beginning after November 15, 2007. Subsequent to the issuance of FASB Statement No. 157, the FASB issued FASB Staff Position No. FAS 157-1 and FASB Staff Position No. FAS 157-2, which scope out the lease classification measurements under FASB Statement No. 13 and delay the effective date of FASB Statement No. 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. We are in the process of evaluating the impact the adoption of FASB Statement No. 157 and related guidance will have on our financial statements.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115,* which allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. FASB Statement No. 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurements attributes the company elects for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. We are in the process of evaluating the application of the fair value option and its effect on our results of operations or financial condition.

In June 2007 the FASB ratified EITF No. 07-3, or EITF 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities.* EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. We are in the process of evaluating the impact of the adoption of this standard on our future consolidated financial statements.

In December 2007 the FASB issued FASB Statement No. 141R, *Business Combinations,* ("FASB Statement No 141R"). FASB Statement No. 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. FASB Statement No. 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing generally accepted accounting principles until January 1, 2009. We are in the process of assessing the impact of the adoption of this standard on our future consolidated financial statements.

2. Risks and Uncertainties

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of trade accounts receivable. We do not require collateral or other securities to support customer receivables. A majority of our net revenue is derived from a limited number of customers. For the years ended December 31, 2005, 2006 and 2007 sales to one customer accounted for approximately 86%, 82% and 63% of total sales, respectively. At December 31, 2006 and 2007 our accounts receivable from one customer were approximately 74% and 48% of total accounts receivable, respectively. Revenues to another original equipment manufacturer, or OEM, accounted for 12.5% of our net revenue for the year ended December 31, 2007. At December 31, 2007 our accounts receivable from these customers was approximately $15.8 million.

Our customers have no minimum purchase requirements and have certain rights to extend, delay or cancel shipment of their orders without penalty.

Cash, Cash Equivalents, and Concentrations

The Federal Deposit Insurance Corporation, or FDIC, insures a corporation's funds deposited in a bank up to a maximum of $0.1 million in the event of a bank failure. As of December 31, 2007, our cash and cash equivalents held in bank deposits exceeded the FDIC insured amount by approximately $82.4 million. We have not experienced any losses in relation to cash and cash equivalents in excess of FDIC insurance limits.

Foreign Sales

A portion of our international business is presently conducted in currencies other than the United States dollar. Due to the substantial volatility of currency exchange rates and geo-political risk, among other factors, we cannot predict the effect of exchange rate fluctuations upon future operating results.

The following table summarizes foreign sales by geographic region as a percentage of net revenue for the years ended December 31:

	2005	2006	2007
Europe	4.6%	6.6%	10.0%
Asia	2.4	2.2	2.5
Total foreign sales	7.0%	8.8%	12.5%

Net revenue is recorded in the geographic area in which the sale is originated.

Dependence on Suppliers

We rely on other companies to supply certain key components of our products and products that we resell. Many of these components and third-party products are available only from limited sources in the quantities and quality demanded by us. Our third party contract manufacturers are responsible for purchasing and obtaining supplies.

We have historically outsourced the manufacture of substantially all of our products to a single manufacturer. Approximately 96%, 98% and 99% of our total raw material purchases for the years ended December 31, 2005, 2006 and 2007, respectively, were from this manufacturer. On February 22, 2007, we announced that we had entered into manufacturing agreements with an additional design manufacturer and a global supply chain service company.

Under an OEM agreement with a significant customer, this customer has the right to require that we use a certain third party to manufacture product. If our manufacturing agreement with this specific third party manufacturer terminates, and we are unable to find another suitable manufacturer, our relationship with this OEM customer will be negatively impacted, which could have a material adverse effect on our financial condition and operating results.

With respect to certain components, such as disk drives and controllers, if our third party manufacturer had to seek alternative sources of supply, the incorporation of such components from alternative suppliers and the manufacture and shipment of product could be delayed while modifications to such products and the accompanying software were made to accommodate the introduction of the alternative suppliers' components. We estimate that replacing the controllers that we currently use with those of another supplier would involve several months of hardware and software modification, which would have a material adverse effect on our financial condition and operating results.

3. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following at December 31, (in thousands):

	2006	2007
Foreign currency translation adjustments	$(814)	$(3,100)
	$(814)	$(3,100)

4. Inventories

Inventories consist of the following at December 31, (in thousands):

	2006	2007
Purchased parts and materials	$ 612	$1,187
Finished goods	1,598	7,826
Total inventory	$2,210	$9,013

5. Property and Equipment

Property and equipment consist of the following at December 31, (in thousands):

	2006	2007
Machinery and equipment	$11,620	$ 13,097
Furniture, fixtures, and computer software	3,862	4,235
Leasehold improvements	2,042	3,026
Construction in progress	77	596
Total property and equipment, at cost	17,601	20,954
Less accumulated depreciation	(7,863)	(11,355)
Total property and equipment, net	$ 9,738	$ 9,599

Depreciation expense was $4.6 million, $4.2 million, and $4.3 million for the years ended December 31, 2005, 2006 and 2007, respectively.

6. Goodwill and Intangible Assets

Under the provisions of FASB Statement No. 142, goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually or more frequently if impairment indicators arise. All of our intangible assets with determinable useful lives are carried at cost less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives, which generally range up to five years.

In December 2005, we entered into a Patent Cross License with International Business Machines Corporation, or IBM. Pursuant to the Patent Cross License, each party acquired a nonexclusive worldwide license under certain of the other party's patents related to information handling systems. The license term extends for the remaining life of the patents and any new patents that are that are granted to either party through December 31, 2008. In connection with the Patent Cross License, we paid IBM a one-time licensing fee of $2.5 million. The Patent Cross License was recorded as an intangible asset and is being amortized over the patents' applicable useful lives.

For the year ended December 31, 2007, we performed an impairment test of the goodwill related to our SANnet reporting unit based on our measurement date of November 30, 2007. During the fourth quarter of 2007 the market value of our common stock substantially declined. As a result of this decline, we determined that the goodwill related to our SANnet reporting unit was impaired and the second step of the goodwill impairment test was performed to measure the amount of the impairment, resulting in the recognition of an impairment to goodwill of $40.7 million. See Note 1.

Other than the 2007 impairment discussed above, there were no changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007.

Intangible assets that are subject to amortization under FASB Statement No. 142 consist of the following as of December 31, 2006 and 2007 (in thousands):

	December 31, 2006		
	Gross	Accumulated Amortization	Net
Core technology	$ 5,000	$(3,148)	$1,852
Customer relationships	2,500	(2,023)	477
Licensed Patent Portfolio	2,570	(517)	2,053
Total intangible assets	$10,070	$(5,688)	$4,382

	December 31, 2007		
	Gross	Accumulated Amortization	Net
Core technology	$ 5,000	$(4,260)	$ 740
Customer relationships	2,500	(2,500)	—
Licensed Patent Portfolio	2,570	(1,030)	1,540
Total intangible assets	$10,070	$(7,790)	$2,280

Amortization expense related to intangible assets totaled $2.9 million, $3.0 million and $2.1 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Estimated future amortization expense related to intangible assets at December 31, 2007 is as follows (in thousands):

2008	$1,255
2009	514
2010	511
Total	$2,280

7. Credit Facilities

Line of Credit

Effective July 1, 2007, we amended our credit agreement to extend our term for two years with Wells Fargo Bank, National Association, or Wells Fargo, which allows us to borrow up to $30.0 million under a revolving line of credit that expires July 1, 2009. Amounts loaned under the credit agreement bear interest at our option at a fluctuating rate per annum equal to the Prime Rate in effect from time to time, or at a fixed rate per annum determined by Wells Fargo to be 0.65% above LIBOR in effect on the first day of the applicable fixed rate term. In connection with the credit agreement, to the extent we have outstanding borrowings, we have granted Wells Fargo a security interest in our investment management account maintained with Wells Capital Management Incorporated. As of December 31, 2006 and December 31, 2007, there were no balances outstanding under this line of credit. The credit agreement limits any new borrowings, loans, or advances outside of the credit agreement to an amount less than $1.0 million and annual capital expenditures to an amount less than $10.0 million.

8. Income Taxes

Components of the income tax provision (benefit) are as follows for the years ended December 31, (in thousands):

	2005	2006	2007
Current:			
Federal	$ 624	$ —	$ —
State, local and foreign	41	1,744	(177)
	665	1,744	(177)
Deferred:			
Federal	(18,697)	39,914	—
State, local and foreign	(7,165)	7,227	—
	(25,862)	47,141	—
Total income tax provision (benefit)	$(25,197)	$48,885	$(177)

The reconciliation of the income tax provision computed using the federal statutory income tax rate to the recognized income tax provision (benefit) is as follows for the years ended December 31, (in thousands):

	2005	2006	2007
Federal statutory rate	$ 490	$(11,160)	$(21,142)
State and local income taxes, net of federal benefit	(4,569)	4,699	13
Increase (decrease) in valuation allowance	(22,112)	49,281	1,197
Foreign tax differential	1,418	6,171	5,732
Research and development credits	(393)	(805)	(189)
Goodwill impairment	—	—	13,846
Other	(31)	699	366
Income tax provision (benefit)	$(25,197)	$ 48,885	$ (177)

The tax effect of temporary differences that give rise to deferred income taxes are as follows at December 31 (in thousands):

	2006	2007
Deferred tax assets:		
Net operating loss and tax credit carry forwards	$ 61,652	$ 62,866
Inventory reserve and uniform capitalization	734	962
Stock options and warrants	2,279	2,657
In-process research and development	390	336
Allowance for bad debts	111	74
Vacation accrual	389	388
Deferred rent	931	1,147
Warranty accrual	278	580
Deferred revenue	25	—
Depreciation and amortization	183	788
Other accruals and reserves	354	287
Total deferred tax assets	67,326	70,085
Deferred tax liabilities:		
State taxes	(3,196)	(3,942)
Depreciation and amortization	—	—
Acquired intangibles	(872)	(224)
Total deferred income tax liabilities	(4,068)	(4,166)
Valuation allowance	(63,258)	(65,903)
Net deferred tax assets	$ —	$ 16

The following table summarizes the activity related to our unrecognized tax benefits:

	Total (In thousands)
Balance, January 1, 2007	$11,235
Increase related to prior period positions	1,300
Increase related to current year tax positions	66
Settlements with foreign taxing authorities	(7,986)
Expiration of the statute of limitations for the assessment of taxes	(100)
Other	—
Balance, December 31, 2007	$ 4,515

The cumulative effects of adopting FIN 48 resulted in an increase of $0.5 million to accumulated deficit and an increase in other long term liabilities of $0.5 million of tax benefits that, if recognized, would affect the effective tax rate. At December 31, 2007 we had cumulative unrecognized tax benefits of approximately $4.5 million, of which approximately $0.2 million are included in other long term liabilities that, if recognized, would affect the effective tax rate. The remaining $4.3 million of unrecognized tax benefits will have no impact on the effective tax rate due to the existence of net operating loss carryforwards and a full valuation allowance. During the fourth quarter of 2007, the Company concluded an examination with a foreign tax authority which resulted in a decrease to the Company's unrecognized tax benefits of $8.0 million, of which $7.6 million had no impact on the Company's effective tax rate due to the existence of a valuation allowance against net operating loss carryforwards. Consistent with previous periods, penalties and tax related interest expense are reported as a component of income tax expense. As of December 31, 2007, the total amount of accrued income tax related interest and penalties included in the consolidated balance sheet was less than $0.1 million. We do not expect that our unrecognized tax benefit will change significantly within the next 12 months.

Due to net operating losses and other tax attributes carried forward, we are currently open to audit under the statute of limitations by the Internal Revenue Service for the years ending March 31, 1994, through December 31, 2006. With few exceptions, our state income tax returns are open to audit for the years ended December 31, 1999, through 2006.

We periodically evaluate the likelihood of the realization of deferred tax assets, and adjust the carrying amount of the deferred tax assets by the valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carryforward periods available to us for tax reporting purposes, and other relevant factors.

At December 31, 2007, based on the weight of available evidence, including cumulative losses in recent years and expectations of future taxable income, we determined that it was not more likely than not that our United States deferred tax assets would be realized and have a $65.9 million valuation allowance associated with our United States tax assets.

As of December 31, 2007, we had federal and state net operating losses of approximately $144.0 million and $77.0 million, which begin to expire in the tax years ending 2013 and 2007, respectively. In addition, we had federal tax credit carryforwards of $3.9 million, of which approximately $0.5 million can be carried forward indefinitely to offset future taxable income, and the remaining $3.4 million will begin to expire in the tax year ending 2008. We also had state tax credit carryforwards of $4.1 million, of which $3.8 million can be carried forward indefinitely to offset future taxable income, and the remaining $0.3 million began to expire in the tax year ending 2007.

The Company has not provided for any residual U.S. income taxes on the earnings from its foreign subsidiaries because such earnings are intended to be indefinitely reinvested. Such residual U.S. income taxes, if provided for, would be immaterial.

We recognized an income tax expense of $48.9 million for the year ended December 31, 2006. The expense was comprised of a $47.1 million discrete tax expense associated with the establishment of full valuation allowances for United States deferred tax assets. Our effective income tax rate of (153.3)% for the year ended December 31, 2006 differs from the United States federal statutory rate due to a $47.1 million discrete tax expense associated with the establishment of valuation allowances related to United States deferred tax assets, our valuation allowance against operations taxed in foreign jurisdictions, foreign taxes and state taxes.

As a result of our equity transactions, an ownership change, within the meaning of Internal Revenue Code, or IRC, Section 382, occurred on September 18, 2003. As a result, annual use of our federal net operating loss and credit carry forwards is limited to (i) the aggregate fair market value of Artecon immediately before the ownership change multiplied by (ii) the long-term tax-exempt rate (within the meaning of Section 382 (f) of the IRC) in effect at that time. The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the Section 382 limitation for those years.

As a result of our acquisition of Chaparral, a second ownership change, within the meaning of IRC Section 382, occurred on February 23, 2004. As a result, annual use of Chaparral's federal net operating loss and credit carry forwards may be limited. The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the Section 382 limitation for those years.

9. Stockholders' Equity

Increase in Authorized Common Shares

In April 2005, our board of directors authorized an increase of 1,000,000 shares of our common stock issuable pursuant to our 2000 Equity Incentive Plan, or 2000 EIP, and 100,000 shares of our common stock issuable pursuant to our 2000 Employee Stock Purchase Plan, or 2000 ESPP. This increase in shares became effective on the date of our 2005 Annual Stockholders Meeting, which was held April 25, 2005.

Stockholders Rights Plan

On May 19, 2003 we adopted a plan to provide certain rights to our stockholders, or a rights plan. Terms of the rights plan provide for a dividend distribution of one preferred share purchase right for each outstanding share of our common stock. The dividend was payable on May 30, 2003 to our stockholders of record on that date. Each such purchase right entitles the registered holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock at a price of $50.00, subject to adjustment. Each one one-hundredth of a share of this series of preferred stock has designations and powers, preferences and rights, and qualifications, limitations and restrictions that make its value approximately equal to the value of one share of our common stock.

10. Stock Options and Warrants

Stock Incentive Plans

2000 EIP. During 2006 and 2005, we primarily granted options to purchase common stock to our employees and consultants under the 2000 EIP. These options expire 10 years from the date of grant and typically vest over four years, with 25% of the shares subject to the option vesting one year from the date of grant and the remaining shares subject to the option vesting ratably thereafter on a monthly basis. The number of shares of common stock reserved for issuance under the 2000 EIP is increased annually on the date of our meeting of stockholders by an amount equal to the lesser of (A) 2% of our outstanding shares as of the date of our annual meeting of stockholders, (B) 1,000,000 shares or (C) an amount determined by our board of directors. If an option is surrendered or for any other reason ceases to be exercisable in whole or in part, the shares with respect to which the option was not exercised shall continue to be available under the 2000 EIP. As of December 31, 2007, options to purchase 6,172,095 shares of common stock were outstanding under the 2000 EIP and options to purchase 978,532 shares of common stock remained available for grant under the 2000 EIP.

2000 NEDSOP. Under our 2000 New Employee Directors Stock Option Plan, or 2000 NEDSOP, non-qualified stock options to purchase common stock are automatically granted to our non-employee directors upon appointment to our board of directors (initial grants) and upon each of our annual meeting of stockholders (annual grants). Options granted under the 2000 NEDSOP expire 10 years from the date of the grant. Initial grants vest over four years, with 25% of the shares subject to the option vesting one year from the date of grant and the remaining shares subject to the option vesting ratably thereafter on a monthly basis. Annual grants are fully vested on the date of grant. 1,000,000 shares of common stock are reserved for issuance under the 2000 NEDSOP. As of December 31, 2007, options to purchase 500,000 shares of common stock were outstanding under the 2000 NEDSOP and options to purchase 413,124 shares of common stock remained available for grant under the 2000 NEDSOP.

2000 ESPP. The 2000 ESPP qualifies under the provisions of Section 423 of the IRC and provides our eligible employees, as defined in the 2000 ESPP, with an opportunity to purchase shares of our common stock at 85% of fair market value, as defined in the 2000 ESPP. There were 289,073 and 361,806 shares issued for the 2000 ESPP purchase periods that ended in the year ended December 31, 2006 and 2007, respectively. As of December 31, 2007, the 2000 ESPP had a total of 1,449,729 shares available for purchase.

As of December 31, 2007, total unrecognized share-based compensation cost related to unvested stock options was $6.5 million, which is expected to be recognized over a weighted average period of approximately 2.6 years.

We have included the following amounts for share-based compensation cost, including the cost related to the 2000 EIP, 2000 NEDSOP and 2000 ESPP, in the accompanying consolidated statement of operations for the years ended December 31, 2006 and 2007 (amounts in thousands):

	Year Ended December 31, 2006	Year Ended December 31, 2007
Cost of goods sold	$ 327	$ 372
Sales and marketing	307	478
Research and development	627	819
General and administrative	1,972	682
Share-based compensation expense before taxes	3,233	2,351
Related deferred income tax benefits	—	—
Share-based compensation expense, net of income taxes	$3,233	$2,351
Share-based compensation expense is derived from:		
Stock options	$2,836	$1,938
2000 ESPP	397	413
Total	$3,233	$2,351

Share-based compensation expense recognized during the year ended December 31, 2007 included (1) compensation expense for awards granted prior to, but not yet fully vested as of January 1, 2007, and (2) compensation expense for the share-based payment awards granted subsequent to December 31, 2006, based on the grant date fair values estimated in accordance with the provisions of FASB Statement No. 123(R). FASB Statement No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In our pro forma disclosures required under FASB Statement No. 123 for the periods prior to 2006, we accounted for forfeitures as they occurred. We have historically and continue to estimate the fair value of share-based awards using the Black-Scholes option-pricing model. Total unrecognized share-based compensation cost related to unvested stock options for period after December 31, 2005 has been adjusted for estimated forfeitures.

Activity and pricing information regarding all options to purchase shares of common stock are summarized as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding at January 1, 2005	4,214,095	$ 6.68		
Granted	1,328,000	5.78		
Exercised	(315,112)	3.11		
Forfeited	(309,677)	7.72		
Expired	(86,495)	11.40		
Outstanding at December 31, 2005	4,830,811	6.52		
Granted	2,162,501	5.16		
Exercised	(278,855)	3.11		
Forfeited	(900,262)	6.16		
Expired	(378,265)	7.88		
Outstanding at December 31, 2006	5,435,930	6.12		
Granted	1,853,696	3.40		
Exercised	(70,969)	2.40		
Forfeited	(258,850)	4.28		
Expired	(287,712)	8.75		
Outstanding at December 31, 2007	6,672,095	$ 5.36	6.96	$247
Vested and expected to vest at December 31, 2007	6,121,470	$ 5.50	6.78	$246
Exercisable at December 31, 2007	3,920,901	$ 6.32	5.65	$239

The weighted average grant-date fair values of options granted during the twelve months ended December 31, 2005, 2006 and 2007 were $3.49 per share, $3.26 per share and $2.06 per share, respectively. The total intrinsic value of options exercised during the twelve months ended December 31, 2005, 2006 and 2007 was $0.9 million, $0.3 million and $0.1 million, respectively.

During the twelve months ended December 31, 2007, financing cash generated from share-based compensation arrangements amounted to $0.2 million for the purchase of shares upon exercise of options and $1.0 million collected for the purchase of shares through the 2000 ESPP. We issue new shares from the respective plan share reserves upon exercise of options to purchase common stock and for purchases through the 2000 ESPP.

The aggregate intrinsic value in the table above is based our closing stock price of $2.43 per share as of the last business day of the fiscal year ended December 31, 2007, which value would have been realized by the optionees had all options been exercised on that date. The total fair value of options to purchase common stock that vested during the twelve months ended December 31, 2005, 2006 and 2007 was $9.9 million, $2.9 million and $2.9 million, respectively.

On December 1, 2005, we accelerated vesting of certain unvested and "out-of-the-money" stock options with exercise prices equal to or greater than $6.74 per share that were previously awarded under our equity compensation plans to our employees. These options were accelerated to avoid recording future compensation expense with respect to such options following adoption of FASB Statement No. 123(R). Our management believes that because such options had exercise prices in excess of the current market value of our stock, the options were not achieving their original objective. The acceleration of vesting was effective for stock options outstanding as of December 1,

2005. Options to purchase approximately 0.6 million shares of common stock were subject to the acceleration and the weighted average exercise price of the options subject to the acceleration was $11.71.

As of December 31, 2005, 2006 and 2007, approximately 1,867,338, 3,345,683 and 3,920,901 options were exercisable at a weighted average exercise price of $4.56, $6.81 and $6.32, respectively.

The impact of not adopting FASB Statement No. 123(R) for 2006 would have increased net income by $3.2 million before and after tax ($0.07 per basic and diluted share).

To estimate compensation expense which would have been recognized under FASB Statement No. 123 for the year ended December 31, 2005 and the compensation cost that was recognized under FASB Statement No. 123(R) for the years ended December 31, 2006 and 2007, we use the Black-Scholes option-pricing model with the following weighted-average assumptions for equity awards granted:

	2000 EIP and 2000 NEDSOP			2000 Espp		
	Years Ended December 31,			Years Ended December 31,		
	2005	2006	2007	2005	2006	2007
Risk-free interest rate	3.86%	4.89%	4.48%	4.08%	4.98%	4.75%
Expected dividend yield	—%	—%	—%	—%	—%	—%
Volatility	78%	68%	68%	75%	68%	68%
Expected life	4.1 years	5.5 years	5.2 years	0.5 years	0.5 years	0.5 years

The risk-free interest rate is based on the implied yield available on United States Treasury issues with an equivalent remaining term. We have not paid dividends in the past and do not plan to pay any dividends in the future.

The expected volatility is based on implied volatility of our stock for the related vesting period. The expected life of the equity award is based on historical experience.

Warrants

During the years 2002 and 2003 we issued warrants to purchase 2,065,310 shares of our common stock at exercise prices between $2.97 and $4.50. At December 31, 2007, there were outstanding warrants to purchase 337,742 shares of our common stock. These warrants have exercise prices ranging from $3.25 to $4.50 per share and expire at various dates through March 18, 2008.

11. Employee Benefit Plans

Dot Hill Retirement Savings Plan

The Dot Hill Retirement Savings Plan, which qualifies under Section 401(k) of the IRC, is open to eligible employees over 21 years of age. Under the plan, participating United States employees may defer up to 100% of their pretax salary, but not more than statutory limits. We may match 50% of participating employees' contributions up to a specified limit of $1,000. Our matching contributions vest to employees as a percentage based on years of employment from one to five years, and matching contributions are fully vested to employees after five years of employment. Our matching contributions to the retirement savings plan for the years ended December 31, 2005, 2006 and 2007 were $0.1 million, $0.1 million and $0.2 million, respectively.

Employee Stock Purchase Plan

The 2000 ESPP was adopted in August 1997, and amended and restated in March 2000. The 2000 ESPP qualifies under the provisions of Section 423 of the IRC and provides our eligible employees, as defined in the 2000 ESPP with an opportunity to purchase shares of our common stock at 85% of fair market value, as defined in the 2000 ESPP. We have reserved 2,300,046 shares of common stock for issuance pursuant to the 2000 ESPP. During the years ended December 31, 2005, 2006 and 2007, approximately 200,000, 289,000 and 362,000 shares, respectively, were issued under the 2000 ESPP.

12. Commitments and Contingencies

Operating Leases

We lease office space and equipment under non-cancelable operating leases, which expire at various dates through April 2013. Rent expense for the years ended December 31, 2005, 2006 and 2007 was $1.5 million, $1.7 million and $1.7 million, respectively. Sublease rental income for the years ended December 31, 2005, 2006 and 2007 was $0.6 million, $0.4 million and $0.3 million, respectively.

New Longmont Research and Development Facility Lease

On April 12, 2007, we entered into a lease contract with Circle Capital Longmont LLC, under which we will lease approximately 44,300 square feet of office and laboratory space located at 1351 South Sunset in Longmont, Colorado. We will use this office and laboratory space as our new research and development facility. The lease contract provides for a term of 65 months, commencing in August 2007 and ending December 2012. The lease contract provides for two renewal terms of 5 years each. Rental obligations will be payable on a monthly basis. Our previous research and development facility located in Longmont, Colorado expired in accordance with the lease terms on July 31, 2007.

Future minimum lease payments due under all non-cancelable operating leases as of December 31, 2007 are as follows (in thousands):

2008	$1,622
2009	1,493
2010	1,430
2011	1,469
2012	1,504
Thereafter	370
Total minimum lease payments	$7,888

In addition to our rental obligations, we will be responsible for certain costs and charges specified in the contract, including certain operating and utility expenses. We maintain indemnification agreements with certain of our OEM customers related to intellectual property and product liability.

Employment Agreements

On March 3, 2006, we adopted the 2006 Executive Compensation Plan, or the 2006 Compensation Plan. Under the 2006 Compensation Plan, our President and Chief Executive Officer, our Chief Financial Officer, our Senior Vice President of Sales and Marketing, and our Senior Vice President of Engineering, were each eligible to receive bonuses in an amount to be calculated in accordance with the terms of the 2006 Compensation Plan and dependent on goals are as follows: 40% dependent on certain quarterly management business objectives, 50% dependent on annual financial results relating to revenue and operating income and 10% dependent on revenues associated with a certain customer. In the case of the President and Chief Executive Officer, the target bonus was 80% of the President and Chief Executive Officer's base salary. In the case of the Chief Financial Officer, the target bonus was 60% of the Chief Financial Officer's base salary. In the case of the Senior Vice President of Sales and Marketing, the target bonus was 50% of the Senior Vice President of Sales and Marketing's base salary. In the case of the Senior Vice President of Engineering, the target bonus was 40% of the Senior Vice President of Engineering's base salary.

On April 6, 2006, we amended our change of control agreement with Dana W. Kammersgard and entered into a change of control agreement with Philip A. Davis. Mr. Kammersgard's amended change of control agreement provides that, in the event of an acquisition of Dot Hill or similar corporate event, Mr. Kammersgard's then remaining unvested stock and options will become fully vested and he will be entitled to a lump sum cash payment equal to 125% of his annual base salary then in effect, reduced by any severance payments payable under his employment agreement. Mr. Davis' change of control agreement provides that if Mr. Davis' employment with us is terminated, other than for cause, in connection with an acquisition of Dot Hill or similar corporate event, Mr. Davis' then remaining unvested stock and options will become fully vested and he will be entitled to a lump sum cash payment equal to 125% of his annual base salary then in effect.

On July 31, 2006, we appointed Hanif I. Jamal as our Senior Vice President, Chief Financial Officer and Corporate Secretary. We entered into a change of control agreement with Mr. Jamal which provides that if Mr. Jamal's employment with us is terminated, other than for cause, in connection with an acquisition of Dot Hill or similar corporate event, Mr. Jamal's then remaining unvested stock and options will become fully vested and he will be entitled to a lump sum cash payment equal to 125% of his annual base salary then in effect.

On February 26, 2007, we adopted the 2007 Executive Compensation Plan, or the 2007 Compensation Plan. Under the 2007 Compensation Plan, our President and Chief Executive Officer, Dana Kammersgard, our Chief Financial Officer, Hanif Jamal, and our Senior Vice President of Worldwide Sales and Marketing, Philip Davis, were each eligible to receive bonuses in an amount to be calculated in accordance with the terms of the 2007 Compensation Plan. Target 2007 bonuses for Messrs. Kammersgard, Jamal and Davis were equal to 80%, 55% and 50%, respectively, of their applicable base salaries. 50% of any 2007 bonus would be paid in cash and the remainder in the form of a stock option having a Black-Scholes value equal to 50% of the target 2007 bonus. Payment of the 2007 bonuses proportionately dependent on the achievement of financial goals relating to revenue and operating income and management business objectives. The 2007 Executive Compensation Plan also provided for the payment in cash of an additional 2007 stretch bonus equal to up to 50% of each executive's target 2007 bonus, payable upon the achievement of additional financial goals. No 2007 stretch bonus would be paid unless the financial goals described above relating to the 2007 target bonus are achieved at a minimum 90% level and unless the additional financial goals specific to the 2007 stretch bonus are achieved at specified minimum levels. For the year ended December 31, 2007, no amounts were payable under or accrued for the 2007 Compensation Plan and no bonuses were paid.

Consulting Agreements with Former Executive

In March 2006, we entered into a consulting agreement with our former Chief Executive Officer, James L. Lambert. Pursuant to the consulting letter agreement, Mr. Lambert will perform consulting services for us during a three-year period beginning as of March 1, 2006 for a consulting fee of $16,666 per month. The vesting of 218,125 of Mr. Lambert's stock options, with an average exercise price of $5.63 per share, was accelerated in full in connection with the consulting agreement, and such stock options will continue to be exercisable during the consulting period in accordance with their terms. Mr. Lambert will be restricted from competing with us during the consulting period, and the consulting period will terminate early upon an acquisition of us, Mr. Lambert's election or Mr. Lambert's death or permanent disability. In the event of any such early termination, Mr. Lambert will receive a lump sum payment equal to the amount he would have been eligible to receive if the consulting period continued for the full original three-year period. Based on the terms of this agreement, we recognized a non-cash stock option expense of $0.7 million related to the acceleration of stock options and consulting fees of $0.6 million for the year ended December 31, 2006.

Crossroads Systems Litigation

On October 17, 2003, Crossroads Systems, Inc., or Crossroads, filed a lawsuit against us in the United States District Court in Austin, Texas, alleging that our products infringe two United States patents assigned to Crossroads,

Patent Numbers 5,941,972 and 6,425,035. The patents involve storage routers and methods for providing virtual local storage. Patent Number 5,941,972 involves the interface of Small Computer Systems Interface, or SCSI, storage devices and the Fibre Channel protocol and Patent Number 6,425,035 involves the interface of any one-transport medium and a second transport medium. We were served with the lawsuit on October 27, 2003. Chaparral was added as a party to the lawsuit in March 2004.

On June 28, 2006 we entered into a Settlement and License Agreement with Crossroads that settles the lawsuit and licenses to us the family of patents from which it stemmed. We concurrently entered into an Agreement between Dot Hill Systems and Infortrend Re Settlement of Crossroads Lawsuit with Infortrend Technology, Inc. In accordance with the Crossroads and Infortrend agreements, July 14, 2006, we paid $3.35 million to Crossroads for alleged past damages and Crossroads agreed to dismiss, with prejudice, all patent claims against us. In addition, Infortrend paid Crossroads an additional $7.15 million on our behalf, from which $1.43 million was withheld for Taiwan taxes and is included in income tax expense on our statement of operations. Going forward, Crossroads will receive a running royalty of 2.5% based on a percentage of net sales of RAID products sold by us, but only those with functionality that is covered by United States Patents No. 5,941,972 and No. 6,425,035 and other patents in the patent family. For RAID products that use a controller sourced by Infortrend, we will pay 0.8125% of the 2.5% royalty, and Infortrend will be responsible for the remainder. For RAID products that use our proprietary controller, we alone will be paying the 2.5% running royalty. No royalty payments will be required with respect to the sale of storage systems that do not contain RAID controllers, known as JBOD systems, or systems that use only the SCSI protocol end-to-end, even those that perform RAID. Further, royalty payments with respect to the sale of any products that are made, used and sold outside of the United States will only be required if and when Crossroads is issued patents that cover the products and that are issued by countries in which the products are manufactured, used or sold.

On July 24 and 25th, 2006, respectively, Crossroads filed another lawsuit against us in the United States District Court for the Western District of Texas as well as a Motion to Enforce in the aforementioned lawsuit. Both the new lawsuit and motion alleged that Dot Hill had breached the June 28, 2006 Settlement and License Agreement by deducting $1.43 million of the lump sum payment of $10.50 million as withholding against any potential Taiwan tax liability arising out of Dot Hill's indemnification by Infortrend, a Taiwan company. On September 28, 2006 the Court indicated that it would grant Crossroads' Motion to Enforce. Therefore, on October 5, 2006, Crossroads and Dot Hill amended the original Settlement and License Agreement to state that Dot Hill would pay to Crossroads the $1.43 million, plus $45,000 in late fees, and would not make deductions based on taxes on royalty payments in the future. The payment of the $1.475 million was made on October 5, 2006. As required by the amended settlement, Crossroads has dismissed with prejudice the original patent action as well as the second lawsuit based on the enforcement of the original settlement.

Thereafter, we gave notice to Infortrend of our intent to bring a claim alleging breach of the settlement agreement seeking reimbursement of the $1.475 million from Infortrend. On November 13, 2006, Infortrend filed a lawsuit in the Superior Court of California, County of Orange for declaratory relief. The complaint seeks a court determination that Infortrend is not obligated to reimburse Dot Hill for the $1.475 million. On December 12, 2006, we answered the complaint and filed a cross complaint alleging breach of contract, fraud, breach of implied covenant of good faith and fair dealing, breach of fiduciary duty and declaratory relief. Infortrend demurred to the cross complaint. The Court denied the demurrer as to the fraud cause of action and sustained the demurrer as to the claims for breach of the covenant of good faith and fair dealing and breach of fiduciary duty. The Court granted Dot Hill leave to amend the cross complaint as to those two causes of action. No trial date has been scheduled. The outcome of this action is uncertain, and no amounts have been accrued as of December 31, 2007.

Chaparral Securities Class Action

In August 2004, a class action lawsuit was filed against, among others, Chaparral and a number of its former officers and directors in the United States District Court for the Central District of California. The lawsuit, among other things, alleges violations of federal and state securities laws and purports to seek damages on behalf of a class of shareholders who held interests in limited liability companies that had purchased, among other securities, Chaparral stock during a defined period prior to our acquisition of Chaparral. In May 2005, the Second Amended Complaint was dismissed with leave to amend. Plaintiffs filed a Third Amended Complaint, which the Court again dismissed with leave to amend in November of 2005 as to Chaparral and certain other defendants. Plaintiffs declined to amend within the proscribed period, and final judgment was entered in February 2006. Plaintiffs filed a notice of appeal in the United States District Court of Appeals for the Ninth Circuit, though they have not filed their opening papers.

Plaintiffs filed a related action in the Superior Court of the State of California, Orange County, in December of 2005, alleging many of the same claims. That action was stayed pending the outcome of the federal appeal. The parties have reached a settlement of the securities class actions. That settlement was preliminarily approved by the Orange County Superior Court on March 19, 2007. At the final settlement approval hearing on October 1, 2007, the court approved the final settlement, pending non-material changes to the terms of the settlement agreement. The order and final judgment was filed October 5, 2007.

Dot Hill Securities Class Actions and Derivative Suits

In late January and early February 2006, numerous purported class action complaints were filed against us in the United States District Court for the Southern District of California. The complaints allege violations of federal securities laws related to alleged inflation in our stock price in connection with various statements and alleged omissions to the public and to the securities markets and declines in our stock price in connection with the restatement of certain of our quarterly financial statements for fiscal year 2004, and seeking damages therefore. The complaints were consolidated into a single action, and the Court appointed as lead plaintiff a group comprised of the Detroit Police and Fire Retirement System and the General Retirement System of the City of Detroit. The consolidated complaint was filed on August 25, 2006, and we filed a motion to dismiss on October 5, 2006. The Court granted our motion to dismiss on March 15, 2007. Plaintiffs filed their Second Amended Consolidated Complaint on April 20, 2007. We filed our motion to dismiss on May 29, 2007 and are still waiting for a ruling from the judge.

In addition, three complaints purporting to be derivative actions have been filed in California state court against certain of our directors and executive officers. These complaints are based on the same facts and circumstances described in the federal class action complaints and generally allege that the named directors and officers breached their fiduciary duties by failing to oversee adequately our financial reporting. Each of the complaints generally seeks an unspecified amount of damages. Our demurrer to two of those cases, in which we sought dismissal, was overruled (i.e., denied). We formed a Special Litigation Committee, or SLC, of disinterested directors to investigate the alleged wrongdoing. On January 12, 2007, another derivative action similar to the previous derivative actions with the addition of allegations regarding purported stock option backdating was served on us. On April 16, 2007, the SLC concluded its investigation and based on its findings directed us to file a motion to dismiss the derivative matters. On June 27, 2007, the parties stipulated to consolidate all of the derivative matters for pre-trial proceedings. We expect to file a motion to dismiss the consolidated matters pursuant to the SLC's directive in the next few months. The outcome of these actions is uncertain, and no amounts have been accrued as of December 31, 2007.

In August 2007, a securities lawsuit was filed in California state court by a single former stockholder against certain of our directors and executive officers. This complaint is based on the same facts and circumstances described in the federal class action and state derivative complaints, and generally alleges that Dot Hill and the named officers and directors committed fraud and violated state securities laws. The complaint seeks $500,000 in damages, as well as attorneys' fees and costs. On November 1, 2007, we demurred to dismiss the complaint. We are now waiting for a ruling from the judge. The outcome of this action is uncertain, and no amounts have been accrued as of December 31, 2007.

The pending proceedings involve complex questions of fact and law and will require the expenditure of significant funds and the diversion of other resources to prosecute and defend. The result of legal proceedings are inherently uncertain and material adverse outcomes are possible. From time to time the Company may enter into confidential discussions regarding the potential settlement of pending litigation or other proceedings; however, there can be no assurance that any such discussions will occur or will result in a settlement. The settlement of any pending litigation or other proceedings could require Dot Hill to incur substantial settlement payments and costs.

Chaparral Network Storage Shareholders Escrow Fund

In February 2007, we filed a claim for arbitration in Denver, Colorado alleging that the representative of the Chaparral Network Storage Shareholders was wrongfully withholding escrow funds due to us as a result of damages incurred by us relating to a completed patent infringement lawsuit filed by Crossroads, Inc. A settlement was reached in principal in February 2008, however a formal settlement agreement has not been executed.

Other Litigation

We are involved in certain other legal actions and claims arising in the ordinary course of business. Management believes that the outcome of such other litigation and claims will likely not have a material adverse effect on our financial condition or results of operations.

13. Subsequent Event

In January 2008, we amended our Product Purchase Agreement, or the Agreement, originally entered into with Hewlett-Packard Company, or HP, in September 2007 to allow for sales to additional divisions within HP. The Agreement does not contain any minimum purchase commitments and the term of the Agreement was extended from one to five years. In connection with the Agreement, we issued a warrant to HP to purchase 1,602,489 shares of our common stock (approximately 3.5% of our outstanding shares prior to the issuance of the warrant) at an exercise price of $2.40 per share. The warrant was fully vested and exercisable at signing. The fair value of the warrant, determined using the Black-Scholes option-pricing model, was approximately $2.3 million. The Black-Scholes option-pricing model utilized the following assumptions; a risk-free interest rate of 3.18%, expected volatility of 59.5% and an a contractual life of five years. The warrant was issued to induce the customer to enter into the Agreement with us. The fair value of the warrant will be recorded as a reduction in revenue in the period the Agreement was signed.

14. Segment and Geographic Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by our chief operating decision-maker in deciding how to allocate resources and in assessing performance. Our chief operating decision-maker is the Chief Executive Officer. Our operating segments, which represent our reportable segments, are managed separately because each segment represents a strategic business unit that offers different products or services.

Our operating segments are organized on the basis of products and services. We have identified operating segments that consist of our SANnet family of systems, legacy and other systems and services. We currently evaluate performance based on stand-alone segment revenue and gross margin. Because we do not currently maintain information regarding operating income at the operating segment level, such information is not presented.

Information concerning revenue by product and service is as follows (in thousands):

	SANnet Families	Legacy and Other	Services	Total
Year ended December 31, 2005:				
Net revenue	$225,705	$5,388	$2,706	$233,799
Gross profit	$ 51,856	$1,243	$ 504	$ 53,603
Year ended December 31, 2006:				
Net revenue	$232,298	$3,100	$3,819	$239,217
Gross profit	$ 35,087	$ 385	$1,184	$ 36,656
Year ended December 31, 2007:				
Net revenue	$199,222	$ 893	$6,980	$207,095
Gross profit	$ 23,527	$ 142	$2,764	$ 26,433

Information concerning operating assets by product and service, derived by specific identification for assets related to specific segments and an allocation based on segment volume for assets related to multiple segments, is as follows (in thousands):

	SANnet Families	Legacy and Other	Services	Total
As of:				
December 31, 2006	$195,332	$3,024	$3,295	$201,651
December 31, 2007	$132,599	$1,022	$6,306	$139,927

Information concerning principal geographic areas in which we operate is as follows (in thousands):

	As of and for the Year Ended December 31,		
	2005	2006	2007
Net revenue:			
United States	$217,469	$218,009	$181,312
Europe	10,730	15,851	20,538
Asia	5,600	5,357	5,245
	$233,799	$239,217	$207,095
Income (loss) before income taxes:			
United States	$ 4,571	$(18,306)	$(55,045)
Europe	(2,636)	(13,220)	(5,818)
Asia	(535)	(361)	458
	$ 1,400	$(31,887)	$(60,405)
Assets:			
United States	$260,826	$192,539	$128,814
Europe	3,997	6,358	9,546
Asia	2,471	2,754	1,567
	$267,294	$201,651	$139,927

Net revenue is recorded in the geographic area in which the sale is originated.

15. Quarterly Financial Information (Unaudited)

The information presented below reflects all adjustments, which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented (in thousands, except per share amounts).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2006:				
Net revenue	$58,686	$66,265	$ 54,846	$ 59,420
Gross profit	11,161	13,770	7,033	4,692
Loss before income taxes	(7,545)	(8,415)	(7,618)	(8,309)
Net loss	(4,975)	(6,626)	(60,086)(1)	(9,085)
Basic and diluted net loss per share	(0.11)	(0.15)	(1.34)	(0.20)
Year Ended December 31, 2007:				
Net revenue	$53,441	$56,199	$ 45,691	$ 51,764
Gross profit	6,674	6,924	6,525	6,310
Loss before income taxes	(5,670)	(3,835)	(4,067)	(46,833)(2)
Net loss	(5,962)	(3,742)	(4,123)	(46,401)(2)
Basic and diluted net loss per share	(0.13)	(0.08)	(0.09)	(1.01)

(1) See discussion of income taxes in Note 8.

(2) See discussion of our goodwill impairment in Note 1.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
	(In thousands)			
Allowance for doubtful accounts and sales returns:				
Year ended December 31, 2005	$ 491	$ 560	$ 757(1)	$ 294
Year ended December 31, 2006	294	335	—(1)	629
Year ended December 31, 2007	629	(216)	111(1)	302
Reserve for excess and obsolete inventories:				
Year ended December 31, 2005	$1,685	$1,856	$2,548(2)	$ 993
Year ended December 31, 2006	993	1,082	333(2)	1,743
Year ended December 31, 2007	1,743	1,110	691(2)	2,162

(1) Uncollectible receivables charged off and credit issued for product returns.

(2) Consists primarily of the sale or disposal of excess/obsolete inventories.

DOT HILL SYSTEMS CORP.

2200 Faraday Avenue, Suite 100
Carlsbad, California 92008

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 9, 2008

Dear Stockholder:

You are cordially invited to attend the 2008 Annual Meeting of Stockholders of Dot Hill Systems Corp., a Delaware corporation. The meeting will be held on May 9, 2008 at 8:30 a.m. local time at our headquarters located at 2200 Faraday Avenue, Suite 100, Carlsbad, California 92008, for the following purposes:

1. To elect one director to hold office until the 2011 Annual Meeting of Stockholders.

2. To ratify the selection by the Audit Committee of our Board of Directors of Deloitte & Touche LLP, independent registered public accounting firm, as our independent auditors for the fiscal year ending December 31, 2008.

3. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the proxy statement accompanying this notice.

The record date for the annual meeting is March 17, 2008. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment or postponement thereof.

Important Notice Regarding the Availability of Proxy Materials for the 2008 Annual Meeting of Stockholders to Be Held on May 9, 2008 at 2200 Faraday Avenue, Suite 100, Carlsbad, California 92008.

The proxy statement and annual report to stockholders are available at *http://www.dothill.com*. The Board of Directors recommends that you vote FOR the proposals identified above.

By Order of the Board of Directors



Dana W. Kammersgard
President and Chief Executive Officer

Carlsbad, California
April 4, 2008

Our 2007 Annual Report, which includes financial statements, is being mailed with the proxy statement accompanying this notice. Kindly notify American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038, telephone (877) 777-0800, if you did not receive a report, and a copy will be sent to you.

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy card as instructed in the proxy statement accompanying this notice as promptly as possible in order to ensure your representation at the meeting, or you may vote by telephone or on the Internet by following the instructions in the proxy statement accompanying this notice and on your proxy card. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the meeting, you must request and obtain a proxy card issued in your name from that record holder.

DOT HILL SYSTEMS CORP.

2200 Faraday Avenue, Suite 100
Carlsbad, California 92008

PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 9, 2008

QUESTIONS AND ANSWERS

Why am I receiving these proxy materials?

We sent you this proxy statement and the accompanying proxy card because the Board of Directors of Dot Hill Systems Corp. is soliciting your proxy to vote at its 2008 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the accompanying proxy card, or follow the instructions below to submit your proxy over the telephone or on the Internet.

We intend to mail this proxy statement and the accompanying proxy card on or about April 4, 2008 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on March 17, 2008, the record date for the annual meeting, will be entitled to vote at the annual meeting. At the close of business on the record date, there were 46,054,459 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If at the close of business on the record date, your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy using the accompanying proxy card, the telephone or the Internet. Whether or not you plan to attend the meeting, we urge you to fill out and return the accompanying proxy card, or vote by proxy over the telephone or on the Internet as instructed below, to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If at the close of business on the record date, your shares were held, not in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by your broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting.

As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy issued in your name from your broker, bank or other agent. Alternatively, you may vote by telephone or over the Internet as instructed by your broker, bank or other agent.

What am I voting on?

There are two matters scheduled for a vote at the annual meeting:

- the election of one director to hold office until our 2011 Annual Meeting of Stockholders, and
- the ratification of the selection by the Audit Committee of our Board of Directors of Deloitte & Touche LLP, independent registered public accounting firm, as our independent auditors for the fiscal year ending December 31, 2008.

How do I vote?

For the election of directors, you may either vote "For" the nominee or you may "Withhold" your vote for the nominee. For any other matter to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the accompanying proxy card, the telephone or the Internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.
- To vote over the telephone, dial toll-free (800) 690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the accompanying proxy card. Your vote must be received by 11:59 p.m., Eastern Time on May 8, 2008 to be counted.
- To vote on the Internet, go to *http://www.proxyvote.com* to complete an electronic proxy card. You will be asked to provide the company number and control number from the accompanying proxy card. Your vote must be received by 11:59 p.m., Eastern Time on May 8, 2008 to be counted.

We provide Internet proxy voting to allow you to vote your shares on line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker, bank or other agent. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of the close of business on March 17, 2008, the record date for the annual meeting.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of the nominee for director and "For" the ratification of the selection of Deloitte & Touche LLP as our independent auditors. If any other matter is properly presented at the meeting, one of the individuals named on your proxy card as your proxy will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the applicable vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- you may submit another properly completed proxy with a later date,
- you may send a written notice that you are revoking your proxy to our Secretary at 2200 Faraday Avenue, Suite 100, Carlsbad, California 92008, or
- you may attend the annual meeting and vote in person (however, simply attending the meeting will not, by itself, revoke your proxy).

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, a stockholder proposal must be submitted in writing by December 5, 2008, to our Secretary at 2200 Faraday Avenue, Suite 100, Carlsbad, California 92008. If you wish to submit a proposal that is not to be included in next year's proxy materials, your proposal generally must be submitted in writing to the same address no later than January 4, 2009 but no earlier than December 5, 2008. Please review our bylaws, which contain additional requirements regarding advance notice of stockholder proposals.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to any proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

What are "broker non-votes"?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed "non-routine." Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under the rules and interpretations of the New York Stock Exchange, or NYSE, "non-routine" matters are generally those involving a contest or a matter that may substantially affect the rights or privileges of shareholders, such as mergers or shareholder proposals.

How many votes are needed to approve each proposal?

- For the election of directors, the nominee receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Only votes "For" or "Withheld" will affect the outcome.
- To be approved, the ratification of the selection of Deloitte & Touche LLP as our independent auditors must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares as of the close of business on the record date are represented by stockholders present at the meeting or by proxy. At the close of business on the record date, there were 46,054,459 shares outstanding and entitled to vote. Therefore, in order for a quorum to exist, 23,027,230 shares must be represented by stockholders present at the meeting or by proxy.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other agent) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second quarter of 2008.

Proposal 1

Election of Directors

Our Certificate of Incorporation provides that our Board of Directors shall be divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on our Board may be filled only by persons elected by a majority of the remaining directors. A director elected by our Board to fill a vacancy in a class shall serve for the remainder of the full term of that class and until the director's successor is elected and qualified. This includes vacancies created by an increase in the number of directors.

Our Board of Directors currently consists of six members. There are two directors in the class whose term of office expires at the 2008 Annual Meeting of Stockholders, Dana W. Kammersgard and W.R. Sauey. Mr. Sauey was not nominated for election at the annual meeting for personal medical reasons, therefore Mr. Kammersgard is the sole nominee for election as a director at the annual meeting and a vacancy will exist after the date of the annual meeting until such time as we identify an appropriate replacement for Mr. Sauey. Despite the pending vacancy, proxies may not be voted for more than the number of nominees named above. Mr. Kammersgard was appointed as a director in connection with his appointment as our chief executive officer in March 2006. If elected at the annual meeting, Mr. Kammersgard would serve until the 2011 Annual Meeting of Stockholders and until his successor is elected and qualified, or until his or her death, resignation or removal.

Directors are elected by a plurality of the votes present at the meeting or represented by proxy and they are entitled to vote at the meeting. The nominee receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. If no contrary indication is made, shares represented by executed proxies will be voted "For" the election of the nominee named above or, if that nominee becomes unavailable for election as a result of an unexpected occurrence, "For" the election of a substitute nominee designated by our Board of Directors. The nominee has agreed to serve as a director if elected, and our management has no reason to believe that the nominee will be unable to serve.

We invite all of our directors and nominees for director to attend our annual meeting of stockholders. Four of our directors attended our 2007 Annual Meeting of Stockholders, including the nominee named above.

The Board Of Directors Recommends A Vote For the Election of the Nominee Named Above.

The following is biographical information as of February 15, 2008 for the nominee for director and each director whose term will continue after the 2008 Annual Meeting of Stockholders.

Name	Age	Position
Kimberly E. Alexy	37	Director
Charles F. Christ	69	Chairman of the Board
Dana W. Kammersgard	52	President, Chief Executive Officer and Director
Joseph D. Markee	55	Director
Roderick M. Sherwood, III	54	Director

Nominee for Election for a Three-Year Term Expiring at our 2011 Annual Meeting of Stockholders

Dana W. Kammersgard has served as our President since August 2004. In March 2006, Mr. Kammersgard was appointed as a member of our Board of Directors and our Chief Executive Officer and President. From August 1999 to August 2004, Mr. Kammersgard served as our Chief Technical Officer. Mr. Kammersgard was a founder of Artecon, Inc., our predecessor company, and served as a director from its inception in 1984 until the merger of Artecon with Box Hill Systems Corp. to become Dot Hill Systems Corp. in August 1999. At Artecon, Mr. Kammersgard served in various positions since 1984, including Secretary and Senior Vice President of Engineering from March 1998 until August 1999 and as Vice President of Sales and Marketing from March 1997 until March 1998. Prior to co-founding Artecon, Mr. Kammersgard was the Director of Software Development at CALMA, a division of General Electric Company. Mr. Kammersgard holds a B.A. in Chemistry from the University of California, San Diego.

Directors Continuing in Office Until the 2010 Annual Meeting of Stockholders

Kimberly E. Alexy has served as a member of our Board of Directors since December 2005. Ms. Alexy is presently the Founder and Principal at Alexy Capital Management, a private investment management company, and was formerly Senior Vice President and Managing Director of Equity Research for Prudential Securities in New York City. She served as principal technology hardware analyst for the firm and provided research and ratings on technology companies within the hardware and storage industries. Additionally, she received repeated recognition from the Wall Street Journal as "Best on the Street" in the computer sector, and was ranked for three consecutive years as a top equity research analyst by *Institutional Investor Magazine*. Prior to joining Prudential, Ms. Alexy was Vice President of Equity Research at Lehman Brothers where she covered technology hardware, channel and storage stocks. While at Lehman, Ms. Alexy worked on several successful initial public offerings and various mergers and acquisition transactions. Prior to her tenure with Lehman Brothers, Ms. Alexy was Assistant Vice President of Corporate Finance at Wachovia Bank where she worked on private placements, mergers and structured finance transactions. Ms. Alexy is a Chartered Financial Analyst, and holds an M.B.A. in Finance and Accounting from the College of William and Mary and a B.A. in Psychology from Emory University.

Joseph D. Markee has served as a member of our Board of Directors since June 2004. Mr. Markee has served as Managing Director of Express Ventures, LLP, a venture capital firm, since November 2005 and was Chief Executive Officer for Figure 8 Wireless Inc., a wholly owned subsidiary of Chipcon Group ASA, until May 2005. Chipcon Group ASA is a leading provider of ZigBee ready software and networking solutions focused on standardized wireless communications. Prior to Figure 8, Mr. Markee was Co-Founder and Founding Chief Executive Officer of Copper Mountain Networks. Copper Mountain designs, develops and delivers subscriber access and broadband remote access server solutions for facilities-based carrier networks. From 1988 to 1995, Mr. Markee was Co-Founder and held several senior management roles at Primary Access, a remote access server company which was sold to 3Com Corporation in 1994. Mr. Markee is also a member of the Board of Directors of Metalink, Ltd., a global provider and developer of high performance wireline and wireless broadband communication silicon solutions. Mr. Markee graduated from the University of California, Davis where he received a B.S. in Electrical Engineering and Computer Science.

Directors Continuing in Office Until the 2009 Annual Meeting of Stockholders

Charles F. Christ has served as our Chairman of the Board since July 2000. Mr. Christ is also a director of Agilysys, Inc., a broad-line distributor of computer products. From 1997 to 1998, Mr. Christ served as President, Chief Executive Officer and a director of Symbios, Inc. (acquired by LSI Logic in 1998), a designer, manufacturer and provider of storage systems, as well as client-server integrated circuits, cell-based applications-specific integrated circuits and host adapter boards. He was Vice President and General Manager of the Components Division of Digital Equipment Corp. (DEC), where he launched and managed StorageWorks, DEC's storage division. Mr. Christ received an M.B.A. degree from Harvard Business School, and completed his undergraduate degree earning a Bachelors in Industrial Engineering at General Motors Institute, now known as Kettering University.

Roderick M. Sherwood, III has served as a member of our Board of Directors since June 2006. Mr. Sherwood has served as Chief Financial Officer, Operations for The Gores Group, LLC, a private equity firm, since 2005. From 2002 until 2005, Mr. Sherwood was Senior Vice President and Chief Financial Officer for Gateway, Inc. where he was responsible for corporate financial processes and controls, treasury activities and cost reduction programs. He was also integrally involved in Gateway's acquisition of eMachines. Prior to his tenure with Gateway, Mr. Sherwood was Executive Vice President and Chief Financial Officer for Opsware, Inc. (formerly Loudcloud, Inc.). Mr. Sherwood has over 25 years experience in successful financial and operations capacities for companies such as Chrysler Corporation and Hughes Electronics Corporation. Mr. Sherwood received his MBA degree from Harvard Business School and holds an Honors Bachelor of Arts Degree, with Distinction, in Economics from Stanford University.

Executive Officers and Key Employees

The following is biographical information as of February 15, 2008 for our executive officers and key employee not discussed above.

Name	Age	Position
Hanif I. Jamal	47	Senior Vice President, Chief Financial Officer and Corporate Secretary
Philip A. Davis	40	Executive Vice President of Worldwide Field Operations
James Kuenzel.....	54	Senior Vice President of Engineering

Executive Officers

Hanif I. Jamal has served as our Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary since July 2006. Prior to joining Dot Hill, Mr. Jamal was at Gateway Inc. where he was Vice President and Corporate Treasurer from April 2004 through July 2006 and Vice President of Gateway Financial Services from September 2002 to April 2004. Mr. Jamal also served in a number of leadership positions over 17 years within Hewlett-Packard Company in the customer financing division, HP Technology Finance. Mr. Jamal led HP's customer financing operations in North America, Latin America and Europe and was also Vice President and General Manager for HP's Commercial and Consumer Financing Division. In 1998, he established Hewlett-Packard International Bank in Dublin, Ireland, and served as Managing Director through 2000. Mr. Jamal holds an MBA from Stanford Graduate School of Business and a Bachelor of Science degree, with Honors, in Management Sciences from the University of Manchester Institute of Science and Technology in the United Kingdom.

Philip A. Davis has served as our Executive Vice President of Worldwide Field Operations since March 2007. Previously, Mr. Davis served as Senior Vice President of Worldwide Sales and Marketing following Dot Hill's acquisition of Chaparral Network Storage, Inc. While at Chaparral, Mr. Davis served as Senior Vice President Worldwide Sales from 2003 to 2004. From 2002 to 2003, Mr. Davis was Vice President of Field Operations for RLX Technologies, Inc., a blade server provider, and from 1999 to 2002, he was Senior Vice President of Sales and Marketing and Executive Vice President of Corporate Strategy and Business Development for BetaSphere, Inc., a provider of product lifecycle management solutions. Mr. Davis has also served in various sales management positions at Update.com Software, Inc., Vixel Corporation, PMC-Sierra, Inc., and Texas Instruments, Inc. Mr. Davis holds a B.S. in Electronic Engineering from California Polytechnic State University, San Luis Obispo.

Key Employee

James Kuenzel has served as our Senior Vice President of Engineering since February 2006. Mr. Kuenzel joined Dot Hill after leaving Maranti Networks Inc. where he began his tenure in 2002 as Vice President of Engineering and then was appointed to President and Chief Operating Officer. Kuenzel has also held Vice President of Engineering positions at McData Corporation, Cabletron Systems, Inc. and Digital Equipment Corporation. Mr. Kuenzel attended Georgetown University Extension, University of Wisconsin Extension, and holds an A.A. in Electronics from Philco Ford Technical Institute.

Information Regarding the Board of Directors and Corporate Governance

Independence of the Board of Directors and its Committees

As required under Nasdaq Stock Market listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board. Our Board of Directors consults with our counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in applicable Nasdaq listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, our senior management and our independent auditors, the Board of Directors has affirmatively determined that our directors are independent directors within the meaning of the applicable Nasdaq listing standards, except for Mr. Kammersgard, our President and Chief

Executive Officer, and Mr. Sauey, who is the father-in-law of James L. Lambert, who retired as our Chief Executive Officer and Vice Chairman in March 2006. Mr. Sauey will not stand for re-election at the annual meeting due to personal medical reasons.

Meetings of the Board of Directors and Board and Committee Member Attendance

Our Board of Directors met 10 times and acted by written consent one time during the last fiscal year. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he or she served, held during the period for which he or she was a director or committee member, respectively except for W.R. Sauey who for personal medical reasons was unable to attend 75% or more of the meetings of the Board.

As required under applicable Nasdaq listing standards, in fiscal 2007, our independent directors met in regularly scheduled executive sessions at which only independent directors were present. All of the committees of our Board of Directors are comprised entirely of directors determined by the Board to be independent within the meaning of the applicable Nasdaq listing standards.

Information Regarding the Board of Directors and its Committees

Our Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following is a description of each committee and its functions.

Audit Committee

The Audit Committee operates pursuant to a written charter that is available on our website at *http://www.dothill.com*. The Audit Committee met nine times during the fiscal year ended December 31, 2007 and consists of Messrs. Christ, Markee and Sherwood and Ms. Alexy, with Mr. Sherwood serving as chair of the committee.

The functions of the Audit Committee include, among other things: overseeing our corporate accounting and financial reporting process, the quality and integrity of our financial statements and reports and the qualifications, independence and performance of the certified public accountants engaged as our independent auditors; providing oversight assistance with respect to ethical compliance programs as established by management and our Board of Directors; evaluating the performance and assessing the qualifications of our independent auditors; determining whether to retain or terminate our existing independent auditors or to appoint and engage new independent auditors; reviewing and approving the retention of our independent auditors to perform any proposed permissible non-audit and audit-related services; monitoring the rotation of partners of our independent auditors on our engagement team as required by law; reviewing and approving the financial statements to be included in our Annual Report on Form 10-K; discussing with our management and our independent auditors the results of our annual audit and the results of our quarterly financial statements; reviewing and approving related party transactions; and providing oversight of the internal audit and risk advisory function which includes reviewing our annual assessment of risk, establishing an internal audit plan, and reviewing the results of our internal audits, process improvements and Sarbanes-Oxley testing. The charter of the Audit Committee grants the Audit Committee full access to all of our books, records, facilities and personnel, as well as authority to obtain, at our expense, advice and assistance from internal and external legal, accounting, tax or other advisors and consultants and other external resources that the Audit Committee considers necessary or appropriate in the performance of its duties.

The Board of Directors reviews the Nasdaq listing standards definition of independence for Audit Committee members on an annual basis and has determined that all members of the Company's Audit Committee are independent (meeting the requirements for independence currently set forth in Rule 4350(d)(2)(A)(i)-(iv) of the Nasdaq Marketplace Rules). The Board of Directors has also determined that Mr. Sherwood qualifies as an "audit committee financial expert," as defined in applicable Securities and Exchange Commission, or SEC, rules. The Board made a qualitative assessment of Mr. Sherwood's level of knowledge and experience based on a number of factors, including his formal education and experience as a chief financial officer for public reporting companies. In addition, Ms Alexy would also qualify as an "audit committee financial expert."

As part of our continuing effort to improve the company's risk management and internal processes and controls, the Audit Committee has engaged KPMG Advisory Services, or KPMG, to assist us with establishing an internal risk advisory function. The risk advisory group will be tasked with a variety of projects for 2008, including Sarbanes-Oxley Section 404 assistance, corporate risk assessment, establishing and executing on an internal audit function, special projects, business process assessments and other reviews touching on operational, financial and IT aspects of our business. KPMG's appointment is a proactive step that the company is taking to create an internal audit function, consolidate our Sarbanes-Oxley testing activities and enable the company to better coordinate Sarbanes-Oxley testing with our external auditors.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of Dot Hill under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The purpose of the Audit Committee is to assist the Board in its general oversight of our financial reporting, internal controls and audit functions. The Audit Committee charter describes in greater detail the full responsibilities of the Audit Committee. During 2007, the members of the Audit Committee were Messrs. Christ, Markee and Sherwood and Ms. Alexy. The Board has determined that all members of the Audit Committee are independent (meeting the requirements for independence currently set forth in Rule 4350(d)(2)(A)(i)-(iv) of the Nasdaq Marketplace Rules).

Management is responsible for the financial statements and reporting process, including the system of internal controls. Our independent auditors are responsible for performing an audit of our financial statements and expressing an opinion as to their conformity with generally accepted accounting principles. The Audit Committee oversees and reviews these processes and has reviewed and discussed the financial statements with management and our independent auditors. The Audit Committee is not, however, employed by Dot Hill, nor does it provide any expert assurance or professional certification regarding our financial statements. The Audit Committee relies, without independent verification, on the accuracy and integrity of the information provided, and representations made, by management.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent accountants a formal written statement describing all relationships between the accountants and us that might bear on the accountants' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." The Audit Committee discussed with the independent accountants any relationships that may impact their objectivity and independence, including fees paid relating to the audit and any non-audit services performed, and satisfied itself as to that firm's independence.

The Audit Committee discussed and reviewed with the independent accountants all communications required by generally accepted accounting standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees." In addition, the Audit Committee, with and without management present, discussed and reviewed the scope, plan and results of the independent accountants' examination of the financial statements. Based upon the Audit Committee's discussion with management and the independent accountants and the Audit Committee's review of the representation of management and the report of the independent accountants to the Audit Committee, subject to the limitations on the role and responsibility of the Audit Committee referred to in the written charter of the Audit Committee, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC. The Audit Committee also approved the selection, subject to stockholder ratification, of the independent accountants and the Board concurred in such authorization.

Audit Committee

Roderick M. Sherwood, III
Chairman
Kimberly E. Alexy
Charles F. Christ
Joseph D. Markee

Compensation Committee

The Compensation Committee operates pursuant to a written charter that is available on our website at *http://www.dothill.com*. The Compensation Committee met seven times and acted by written consent three times during the fiscal year ended December 31, 2007 and consists of Ms. Alexy and Messrs. Christ and Markee, with Mr. Markee serving as chair of the committee. The functions of the Compensation Committee include, among other things: reviewing and approving our overall compensation strategy and policies; reviewing and approving corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management; reviewing and approving the compensation and other terms of employment of our executive officers; and administering our stock option and purchase plans, deferred compensation plans and other similar programs. The Compensation Committee also reviews and composes with management our Compensation Discussion and Analysis.

Typically, the Compensation Committee meets once each quarter and with greater frequency if necessary. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with the Chief Executive Officer, the Chief Financial Officer and the Vice President of Human Resources. The Compensation Committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in or be present during any deliberations or determinations of the Compensation Committee regarding his compensation or individual performance objectives. The charter of the Compensation Committee grants the Compensation Committee full access to all of our books, records, facilities and personnel, as well as authority to obtain, at our expense, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the sole authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms.

During the past fiscal year, the Compensation Committee engaged Consult RJ, an independent compensation consultant, to conduct a comprehensive executive compensation market review for the purpose of establishing executive compensation packages for the fiscal year 2008. In addition, the Compensation Committee worked with Consult RJ to determine base salary, annual bonus targets and long term incentive plans for key hires. As part of its engagement, Consult RJ was requested by the Compensation Committee to develop a comparative group of companies and to perform analyses of competitive performance and compensation levels for that group. Consult RJ also aided the Compensation Committee in its discussion and analyses of various alternatives for our target bonuses, including mixes of performance-based stock options, restricted stock and cash. Consult RJ, with management's assistance, ultimately developed recommendations that were presented to the Compensation Committee for its consideration. The Compensation Committee utilized those recommendations extensively in the development of the executive compensation plan. Management also engaged the services of Remedy Compensation Consulting, to assist in benchmarking compensation of the company's sales and marketing personnel as well as in developing the bonus plan for employees who are not named executive officers.

We have adopted a stock option grant policy pursuant to which the Compensation Committee approves all stock option grants to employees and officers to purchase shares of Dot Hill's common stock. Pursuant to the policy, the Compensation Committee generally will meet once a quarter prior to general public release of Dot Hill's annual or quarterly revenues and earnings for such period to approve recommended stock option grants. The effective date for the approved stock options will be the third business day after the general public release of Dot Hill's annual or quarterly revenues and earnings, as applicable, following the applicable Compensation Committee meeting. The Compensation Committee may vary this procedure if it determines that applicable circumstances, such as public disclosure requirements or other factors, justify doing so. The exercise price for the stock option grants will be set at the closing price of Dot Hill's common stock on the last trading day prior to the effective date of grant, in accordance with the terms of Dot Hill's equity incentive plans. The closing price of Dot Hill's common stock will be determined by reference to the Nasdaq Stock Market, in accordance with the terms of Dot Hill's equity incentive plans. All stock option grants to directors under our 2000 Non-Employee Directors' Stock Option Plan, or the Directors' Plan, are made automatically in accordance with the terms of the Directors' Plan.

Historically, the Compensation Committee has made adjustments to annual compensation, determined bonus and equity awards and established new performance objectives at one or more meetings held during the fourth fiscal quarter of the prior year and the first quarter of the year. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires and promotions, as well as high-level strategic issues, such as the efficacy of our compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the Compensation Committee's process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Compensation Committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the evaluation of his performance is conducted by the Compensation Committee, which determines any adjustments to his compensation as well as awards to be granted. For all executives and directors, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, spreadsheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current company-wide compensation levels, and recommendations of the Compensation Committee's compensation consultant, including analyses of executive compensation paid at other companies identified by the consultant.

The specific determinations of the Compensation Committee with respect to executive compensation are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

Compensation Committee Interlocks and Insider Participation

As indicated above, during 2007 the Compensation Committee consisted of Ms. Alexy and Messrs. Christ and Markee, with Mr. Markee serving as chair of the committee. No member of the Compensation Committee has ever been an officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the Compensation Committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Compensation Committee Report

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of Dot Hill under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Compensation Committee

Joseph D. Markee
Chairman
Kimberly E. Alexy
Charles F. Christ

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee operates pursuant to a written charter that is available on our website at *http://www.dothill.com*. The Nominating and Corporate Governance Committee met six times during the fiscal year ended December 31, 2007 and consists of Ms. Alexy and Messrs. Christ and Markee, with Mr. Christ serving as chair of the committee. The functions of the Nominating and Corporate Governance Committee include, among other things: overseeing all aspects of our corporate governance functions on behalf of the Board, including procedures for compliance with significant applicable legal, ethical and regulatory requirements that affect corporate governance; making recommendations to the Board regarding corporate governance issues; identifying, reviewing and evaluating candidates to serve as our directors; serving as a focal point for communication between such candidates, non-committee directors and our management; recommending candidates to the Board; and making such other recommendations to the Board regarding affairs relating to our directors as may be needed.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain qualifications, including being able to read and understand basic financial statements and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to our affairs, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time.

Candidates for director nominees are reviewed in the context of the current composition of our Board of Directors, our operating requirements and the long-term interests of our stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, relevant business experience, skills and such other factors as it deems appropriate given the current needs of the Board of Directors and Dot Hill, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors' overall service to us during their term, including the number of meetings attended, level of participation, quality of performance and any other relevant considerations. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of our Board of Directors. The Nominating and Corporate Governance Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

At this time, the Nominating and Corporate Governance Committee has not adopted a policy to consider director candidates recommended by stockholders, in part because to date, the Nominating and Corporate Governance Committee has not received a director nominee from any stockholder, including any stockholder or stockholders holding more than five percent of our voting stock. The Nominating and Corporate Governance Committee believes that it is in the best position to identify, review, evaluate and select qualified candidates for Board membership, based on the comprehensive criteria for Board membership approved by the Board.

Stockholder Communications With The Board Of Directors

Persons interested in communicating their questions, concerns or issues to our Board of Directors or our independent directors may address correspondence to the Board of Directors, a particular director or to the independent directors generally, in care of Dot Hill Systems Corp. at 2200 Faraday Avenue, Suite 100, Carlsbad, California 92008. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chairman of the Board or the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all of our officers, directors and employees. The Code of Business Conduct and Ethics is available on our website at *http://www.dothill.com*. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver from a provision of the Code of Business Conduct and Ethics to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means then required by Nasdaq listing standards or applicable law.

Proposal 2

Ratification Of Selection Of Independent Auditors

The Audit Committee of our Board of Directors has engaged Deloitte & Touche LLP as our independent auditors for the fiscal year ending December 31, 2008 and is seeking ratification of such selection by our stockholders at the 2008 Annual Meeting of Stockholders. Deloitte & Touche LLP has audited our financial statements since 1999. Representatives of Deloitte & Touche LLP are expected to be present at the annual meeting of Stockholders. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of Deloitte & Touche LLP as our independent auditors. However, the Audit Committee is submitting the selection of Deloitte & Touche LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Deloitte & Touche LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of Dot Hill and our stockholders.

To be approved, the ratification of the selection of Deloitte & Touche LLP as our independent auditors must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes will be counted towards a quorum, but will not be counted for any purpose in determining whether this matter has been approved.

Principal Accountant Fees and Services

The following table provides information regarding the fees billed to us by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates, collectively referred to as the Deloitte Entities, for the fiscal years ended December 31, 2007 and 2006. All fees described below were approved by the Audit Committee.

	Fiscal Year Ended December 31,	
	2007	2006
Audit Fees(1)	$1,479,000	$1,779,000
Audit-related Fees(2)	30,000	34,000
Tax Fees(3)	229,000	319,000
All Other Fees	—	—
Total Fees	$1,738,000	$2,132,000

(1) Represents fees for services rendered for the audit and/or reviews of our financial statements. Also includes fees for services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings (e.g., consents), and assistance in responding to SEC comment letters.

(2) Represents fees for services rendered for the audit of our 401(k) plan.

(3) Represents fees for professional services rendered for tax compliance, tax advice and tax planning. The nature of these services was to prepare state and federal income tax returns and extensions for returns, to respond to requests related to various state and city audits and tax-related notices, to investigate various options related to international tax planning strategies, and to assist in determining appropriate structures for foreign branches and subsidiaries.

During the fiscal year ended December 31, 2007, none of the total hours expended on the Company's financial audit by Deloitte & Touche LLP were provided by persons other than Deloitte & Touche LLP's full-time permanent employees.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent auditor, Deloitte & Touche LLP. The Audit Committee's approval of the scope and fees of the engagement of the independent auditor is given on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the rendering of the services other than audit services by Deloitte & Touche LLP is compatible with maintaining Deloitte & Touche LLP's independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of our common stock as of February 15, 2008 by: (i) each of our directors and nominees, (ii) each of our named executive officers, including former executive officers (iii) all of our directors, nominees and executive officers as a group and (iv) each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock. The table is based upon information supplied by our officers, directors and principal stockholders and a review of Schedules 13D and 13G, if any, filed with the SEC. Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on 46,054,529 shares outstanding on February 15, 2008, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on April 15, 2008, which is 60 days after February 15, 2008. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Certain of the options in this table are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until the options are fully vested.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Goldman Capital Management, Inc.(2)	4,343,606	9.4%
Dimensional Fund Advisors LP(3)	3,733,166	8.1%
TCW Asset Management Co.(4)	3,699,449	8.0%
Royce & Associates LLC(5)	2,389,688	5.2%
Becker Capital Management, Inc.(6)	2,365,376	5.1%
ICM Asset Management, Inc.(7)	2,364,704	5.1%
Hanif I. Jamal(8)	114,062	*
Philip A. Davis(9)	296,826	*
Dana W. Kammersgard(10)	1,030,951	2.2%
W.R. Sauey(11)	1,854,945	4.0%
Roderick M. Sherwood, III(12)	70,000	*
Charles F. Christ(13)	250,000	*
Joseph D. Markee(14)	110,000	*
Kimberly E. Alexy(15)	90,000	*
All directors, nominees and executive officers as a group (8 persons)(16)	3,816,784	8.0%

* Less than one percent.

(1) Except as otherwise noted above, the address for each person or entity listed in the table is c/o Dot Hill Systems Corp., 2200 Faraday Avenue, Suite 100, Carlsbad, California 92008.

(2) The address for Goldman Capital Management, Inc. is: 320 Park Avenue, New York, NY 10022.

(3) The address for Dimensional Fund Advisors LP is: 1299 Ocean Avenue, Santa Monica, CA 90401.

(4) The address for TCW Asset Management Co. is: The TCW Group, Inc., on behalf of the TCW Business Unit, 865 South Figueroa Street, Los Angeles, CA 90017.

(5) The address for Royce & Associates, LLC is: 1414 Avenue of the Americas, New York, NY 10019.

(6) The address for Becker Capital Management, Inc. is: 1211 SW 5th Avenue, Suite 2185, Portland, OR 97204.

(7) The address for ICM Asset Management Inc., is: 601 W. Main Avenue, Suite 600, Spokane, WA 99201.

(8) Includes options to purchase 114,062 shares exercisable within 60 days of February 15, 2008.

(9) Includes options to purchase 271,874 shares exercisable within 60 days of February 15, 2008.

(10) Includes 218 shares held by Lisa Kammersgard, the spouse of Mr. Kammersgard, as to which shares Mr. Kammersgard disclaims beneficial ownership, and options to purchase 679,998 shares exercisable within 60 days of February 15, 2008.

(11) Includes 429,703 shares held by Flambeau Inc. and 33,866 shares held by Seats, Inc. Mr. Sauey is Chairman of the Board and the principal stockholder of Flambeau Inc. and Seats, Inc. Mr. Sauey disclaims beneficial ownership of all the above-listed shares, except to the extent of his pecuniary or pro rata interest in such shares. Also includes options to purchase 190,000 shares exercisable within 60 days of February 15, 2008.

(12) Includes options to purchase 70,000 shares exercisable within 60 days of February 15, 2008.

(13) Includes options to purchase 250,000 shares exercisable within 60 days of February 15, 2008.

(14) Includes options to purchase 110,000 shares exercisable within 60 days of February 15, 2008.

(15) Includes options to purchase 90,000 shares exercisable within 60 days of February 15, 2008.

(16) Includes options to purchase 1,775,934 shares exercisable within 60 days of February 15, 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with.

Compensation of Directors

The following table sets forth in summary form information concerning the compensation that we paid during the fiscal year ended December 31, 2007 to each of our non-employee directors.

Name	Fees Earned or Paid in Cash ($)	Option Awards (1)(2)(3) ($)	Total ($)
Kimberly E. Alexy	$ 86,800	$48,152	$134,952
Charles F. Christ	$120,000	$48,152	$168,152
Joseph D. Markee	$ 63,500	$48,152	$111,652
W.R. Sauey	$ 31,500	$48,152	$ 79,652
Roderick M. Sherwood, III	$ 60,100	$48,152	$108,252

(1) Amounts listed in this column represent the dollar amount we recognized for financial statement reporting purposes during 2007 under Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123R, or SFAS No. 123R, *"Share Based Payment."* Assumptions made for the purpose of computing these amounts are discussed in our Annual Report on Form 10-K for the year ended December 31, 2007 in Note 1 to Consolidated Financial Statements under the heading "Change in Accounting for Share-Based Compensation."

(2) The full grant date fair value of each award reported in this column, as calculated under SFAS No. 123R, is $48,152, $48,152, $48,152, $48,152 and $48,152 for Ms. Alexy, Mr. Christ, Mr. Markee, Mr. Sauey and Mr. Sherwood, respectively.

(3) The aggregate number of shares subject to option awards as of December 31, 2007 was 90,000, 250,000, 110,000, 190,000 and 70,000 for Ms. Alexy, Mr. Christ, Mr. Markee, Mr. Sauey and Mr. Sherwood, respectively.

Each of our non-employee directors excluding the Chairman of the Board receives an annual fee of $24,000, plus an additional $1,500 for each scheduled regular meeting of the Board. The Chairman of the Board receives an annual fee of $72,000 plus an additional $1,500 for each scheduled regular meeting of the Board. Members of the Audit, Compensation and Nominating and Corporate Governance Committees of our Board of Directors also receive additional fees. Each Audit Committee member receives an annual fee of $5,000, with the exception of the Chair of the Audit Committee, who receives an annual fee of $7,000. Each Compensation and Nominating and Corporate Governance Committee member receives an annual fee of $3,000 for each such committee on which they serve, with the exception of the Chair of each of the committees, who receives an annual fee of $4,000. Committee members also receive $1,000 for each committee meeting attended, independent of the particular committee. During the fiscal year ended December 31, 2007, the total compensation paid to non-employee directors was $361,900. All members of our Board of Directors are also eligible for reimbursement for their expenses incurred in connection with attendance at Board and committee meetings in accordance with Dot Hill policy.

Each of our non-employee directors also receives stock option grants under the Directors' Plan. Only our non-employee directors or an affiliate of such directors (as defined in the Internal Revenue Code, or the Code) are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are intended not to qualify as incentive stock options under the Code.

Option grants under the Directors' Plan are non-discretionary. Each person who is elected or appointed as a director and who, for at least one year preceding such election or appointment, has at no time served as a non-employee director, is automatically granted under the Directors' Plan, without further action by us, our Board of Directors or our stockholders, an option to purchase 50,000 shares of our common stock as of the date of such election or appointment. In addition, as of the date of the annual meeting each year, each member of our Board of Directors who is not an employee and has served as a non-employee director for at least four months is automatically granted under the Directors' Plan and without further action by us, our Board of Directors or our stockholders, an option to purchase 20,000 shares of our common stock. No other options may be granted at any time under the Directors' Plan. The exercise price of options granted under the Directors' Plan may not be less than 100% of the fair market value of the common stock subject to the option on the date of the option grant, which is deemed to be equal to the closing sales price of our common stock as reported on the Nasdaq Stock Market on the last market trading day prior to the effective date of grant. Initial option grants under the Directors' Plan become exercisable, or vest, over four years during the optionholder's service as a director of the Company and any subsequent employment of the optionholder by, and/or service by the optionholder as a consultant to, us or an affiliate, collectively referred to as service. With respect to any initial grant of options, 25% of such options vest after one year of service and the remainder vest monthly over 36 months. Initial option grants under the Directors' Plan permit exercise prior to vesting, but in such event, the optionholder is required to enter into an early exercise stock purchase agreement that allows us to repurchase unvested shares, generally at their exercise price, should the optionholder's service terminate. Annual option grants under the Directors' Plan are fully vested on the date of grant. The term of options granted under the Directors' Plan is 10 years. In the event of our merger with or into another corporation or a consolidation, acquisition of assets or other change in control transaction involving us, the vesting of each option will accelerate and the option will terminate if not exercised prior to the consummation of the transaction.

During 2007, we granted options under the Directors' Plan covering 20,000 shares to each of our four non-employee directors as of the 2007 annual meeting, at an exercise price of $3.85 per share (based on the closing sales price reported on the Nasdaq Stock Market on the day preceding the date of grant). The closing price of our common stock on the date of grant was $3.81 per share.

Executive Compensation

Compensation Discussion and Analysis

Overview

Our executive compensation structure is designed to attract, motivate and retain the services of executive management and to align the interests of our executives with those of our stockholders. We provide what we believe is a competitive total compensation package to our executive management team through a combination of base salary, an annual performance-based bonus and long-term equity-based incentives. We place significant emphasis on pay-for-performance-based incentive compensation programs. These programs are designed to reward for achievement of corporate and individual goals. This Compensation Discussion and Analysis explains our compensation philosophy, policies and practices with respect to our Chief Executive Officer, Chief Financial Officer and the other most highly-compensated executive officers, which are collectively referred to as the named executive officers.

Our executive compensation program has been designed by the Compensation Committee of our board of directors to:

- Attract and retain highly skilled and experienced team members by establishing a compensation structure that is competitive with those offered by other companies with whom we compete for management talent;
- Closely align compensation for our executive management team with our short-term and long-term performance;
- Build stockholder value by providing incentives based on achievement of corporate goals;
- Establish compensation programs that are equitable internally within Dot Hill; and
- Provide differentiated compensation based on individual performance.

The Compensation Committee is comprised of independent directors within the meaning of the applicable SEC and Nasdaq rules. The Compensation Committee responsibilities and duties are outlined in detail under the heading "Information Regarding the Board of Directors and its Committees — Compensation Committee" and the Compensation Committee charter, which is available on our website at www.dothill.com. A primary responsibility of the Compensation Committee is to determine compensation for our executive officers, including reviewing and approving annual corporate and individual goals.

To aid the Compensation Committee in performing its duties, our Chief Executive Officer provides recommendations concerning the compensation of the executive officers, excluding himself. The Compensation Committee deliberates and discusses the performance of the Chief Executive Officer and is solely responsible for determining the Chief Executive Officer's compensation. Additionally, each executive officer participates in establishing the key policies for Dot Hill as well as the objectives of our company as a whole. Likewise, our executive officers are asked to provide feedback on their own performance. We see this process both as the optimal means of assembling accurate information regarding the expectation and realization of performance, as well as an integral part of our culture of collaborative, team-oriented management.

We evaluate the achievement of our corporate and individual goals on a quarterly basis as well as at the end of the completed fiscal year. At the end of each quarter, we review the progress being made toward achievement of the goals as well as each executive's overall ongoing performance. At the end of the year, we review final results versus goals and begin discussions regarding performance goals for the next fiscal year.

Competitive Market Review

Our market for experienced management is highly competitive. We aim to attract and retain the most highly qualified executives to manage each of our business functions. In doing so, we aim to draw upon a pool of talent that is highly sought after by both large and established high tech companies. We believe we have competitive advantages in our ability to offer significant upside potential through long-term equity-based incentives. Nonetheless, we must recognize market cash compensation levels and satisfy the day to day financial requirements of our candidates through competitive base salaries and cash bonuses. We draw upon Radford High Technology Executive Total Compensation Surveys, proxy data from public competitors and an independent compensation consultant, as well as from information we generate internally. A comprehensive market review is conducted at least every other year, and in advance of determining compensation levels for key hires and promotions. Our management and Compensation Committee review data that analyzes various cross-sections of our industry, as well as relevant geographical areas. Our targeted pay position to the market is the 50th percentile for all compensation elements.

Market Benchmarks

Fiscal 2007

In the fourth quarter of 2006, the Compensation Committee engaged Consult RJ to conduct a comprehensive Executive Compensation Market Review for the purpose of establishing executive compensation packages for the fiscal year 2007. Consult RJ worked directly with the Compensation Committee and management to interpret results, and to make certain specific and general recommendations. Consult RJ used the following market references to compare our executive total compensation practices and levels to those in the market:

Radford High Tech Total Compensation Executive Survey — data was gathered from this survey source from all of the following groups:

- Southern California high tech companies with revenues between \$200 and \$999 million;
- the software, computer and peripheral industries (of all sizes);
- all high technology companies (for the analysis, data from this group was reduced by 10% to reflect the fact that many of the companies are much bigger than Dot Hill);
- a custom list of 22 companies with total revenues of less than \$500 million;
- a custom list of 66 companies of all revenue sizes (for the analysis, data from this group was reduced by 15% to reflect the fact that approximately half the companies in this list are much bigger than Dot Hill); and
- proxy data from 13 of our publicly-traded competitors in the software, computer and peripheral industries that had a median annual revenue of \$494.1 million.

Fiscal 2008

In the fourth quarter of 2007, the Compensation Committee again engaged Consult RJ to conduct a comprehensive Executive Compensation Market Review for the purpose of establishing executive compensation packages for the fiscal year 2008. Consult RJ worked directly with the Compensation Committee and management to interpret results, and to make certain specific and general recommendations. Consult RJ used the following market references to compare our executive total compensation practices and levels to those in the market:

Radford High Tech Total Compensation Executive Survey — data was gathered from this survey source from all of the following groups:

- all technology companies with revenues between $200 and $499.9 million;
- software companies with revenues between $200 million and $1 billion;
- chief executive officer and chief financial officer compensation for Southern California companies; and
- proxy data from eight of our publicly-traded competitors in the software, computer and peripheral industries that had a median annual revenue of $484.7 million.

Components of Executive Compensation Program

To accomplish our executive compensation program objectives, compensation for our executive officers generally consists of the following components: base salary, annual bonus based on corporate and individual performance and stock options that are intended to provide long-term incentives tied to increases in the value of our common stock. Philip A. Davis, our Executive Vice President of Worldwide Field Operations has an additional commission component based on corporate revenue as defined in accordance with United States generally accepted accounting principles. Our executive officers are also entitled to potential payments upon specified termination in connection with a change-in-control event. Additionally, our executive officers are entitled to other benefits, such as medical insurance, that are generally available to our employees.

Base Salary

Fiscal 2007

The amount of salary paid during 2007 to each of our named executive officers is shown in the "Summary Compensation Table" below. The initial base salary for each executive officer was established after taking into account the officer's qualifications, experience, prior salary, competitive salary information and internal equity. Each executive officer's salary is reviewed annually by the Compensation Committee. In 2007, base salaries were determined by the Compensation Committee based on an assessment of the executive's performance against job responsibilities, overall company performance and competitive salary information. In assessing competitive salary information, the Compensation Committee reviews and considers peer group information as described above. Furthermore, when considering annual base salary increases, the Compensation Committee considers total cash compensation, which is comprised of both base salary and the annual performance-based bonus described below.

In February 2007, the Compensation Committee approved the 2007 Executive Compensation Plan, which sets forth executive compensation for fiscal 2007 for our President and Chief Executive Officer, Dana W. Kammersgard, our Senior Vice President, Chief Financial Officer and Corporate Secretary, Hanif Jamal, and our Executive Vice President, Worldwide Field Operations, Philip A. Davis. During 2007, Philip A. Davis was promoted from Senior Vice President, Worldwide Sales and Marketing to Executive Vice President, Worldwide Field Operations and his annual base salary was increased, effective January 1, 2007, from $242,000 to $260,000. The increase in base salary for Mr. Davis was awarded by the Compensation Committee to recognize the low relative position of his then current base salary versus market benchmarks. Messrs. Kammersgard and Jamal did not receive annual base salary increases for fiscal 2007, and their annual base salaries remained at $367,500 and $270,000, respectively.

Fiscal 2008

In March 2008, the Compensation Committee approved the 2008 Executive Compensation Plan, which sets forth executive compensation for fiscal 2008 for Messrs. Kammersgard, Jamal and Davis. Pursuant to the 2008 Executive Compensation Plan, Messrs. Kammersgard, Jamal and Davis did not receive annual base salary increases for fiscal 2008, and their annual base salaries remained at $367,500, $270,000 and $260,000, respectively.

Annual Performance-Based Bonus

Annual bonuses may be awarded to our executive officers in accordance with the executive compensation plan for the applicable year, as established by the Compensation Committee.

Fiscal 2007

Pursuant to the 2007 Executive Compensation Plan, each of the named executive officers was eligible to receive cash bonuses in an amount to be calculated in accordance with the terms of the 2007 Executive Compensation Plan, which established target 2007 cash bonuses for Messrs. Kammersgard, Jamal and Davis equal to 40%, 27.5% and 25%, respectively, of their applicable base salaries, or $147,000, $74,250 and $65,000, respectively.

In addition, performance-based stock options were granted on February 27, 2007 for Messrs. Kammersgard, Jamal and Davis in the amounts of 81,667, 41,250 and 36,111, respectively. The options will terminate 10 years after the effective date of grant, or earlier in the event the optionholder's service to us is terminated and have an exercise price per share of $3.57, the closing price of our common stock as reported on the Nasdaq Stock Market for February 26, 2007. Subject to the named executive officer's continued service to us, the shares of common stock subject to bonus stock options vested based on and to the extent of achievement of the financial goals and management business objectives set forth in the 2007 Executive Compensation Plan, as determined by the Compensation Committee at the end of the 2007 fiscal year end.

The cash bonuses would only be paid and the bonus stock options would only vest upon achievement of certain financial goals in 2007 as outlined below. If the financial goals were not achieved at a minimum 90% level, then the cash bonus would not be paid and the stock options would not vest and would be forfeited. Payment of the 2007 target cash bonus and vesting of the performance-based stock options was proportionately dependent on the achievement of financial goals and management business objectives, as follows:

Named Executive Officer	Financial Goals	Management Business Objectives
Dana W. Kammersgard	100%	0%
Hanif I. Jamal	80%	20%
Philip A. Davis	75%	25%

The financial goals and management business objectives for 2007 were established by the Compensation Committee and were weighted based on importance. The financial goals related to revenue and operating income and the management business objectives were focused on each executive's respective area of responsibility and designed to support overall corporate goal achievement. These goals were collectively designed to be challenging but attainable, and as discussed below, these goals were not met for fiscal 2007. No payment of the 2007 cash bonus was made, nor would any performance-based stock options vest, unless the financial goals were achieved at a minimum 90% level, and thereafter payment of the bonus portion and option vesting tied to corporate financial goals would be made as follows:

% of Financial Goal Achievement	% of Target Cash Bonus Earned	% of Performance-based Stock Options Vested
<90%	—	—
≥90% and < 95%	50%	50%
≥95% and < 100%	75%	75%
≥100 and < 105%	90%	90%
≥105% and < 110%	95%	95%
≥110% and < 115%	100%	100%
≥115% and < 120%	110%	100%
≥120% and < 130%	120%	100%
≥130% and < 140%	130%	100%
≥140% and < 150%	140%	100%
≥150%	150%	100%

In addition to the 2007 performance-based bonus described above, the Compensation Committee with input from the Board of Directors established a 2007 stretch financial plan with an associated stretch bonus for the key executives. This stretch bonus enabled each of our key executives to earn a cash bonus equal to up to 100% of each executive's target 2007 cash bonus, payable upon the achievement of additional financial goals. The 2007 stretch bonus would not be paid unless the financial goals for the 2007 performance-based bonus plan described above were achieved at a minimum 90% level and unless the additional financial goals specific to the 2007 stretch bonus were achieved at specified minimum levels.

The maximum cash bonus each of our named executive officers could earn in 2007, including cash payment for the stretch bonus, was as follows:

Named Executive Officer	Maximum Cash Bonus Payable ($)	Maximum Cash Bonus as Percentage of Base Salary
Dana W. Kammersgard	367,500	100%
Hanif I. Jamal	178,200	66%
Philip A. Davis	154,375	59%

In March 2008, the Compensation Committee reviewed the performance of our named executive officers against the financial goals and management business objectives set forth in the 2007 Executive Compensation Plan and determined that the objectives were not met, and therefore none of our named executive officers received an annual performance-based bonus for fiscal 2007 and the fiscal 2007 performance-based stock options did not vest.

Fiscal 2008

Pursuant to the 2008 Executive Compensation Plan, each of the named executive officers is eligible to receive cash bonuses in an amount to be calculated in accordance with the terms of the 2008 Executive Compensation Plan, which establishes maximum target 2008 cash bonuses for Messrs. Kammersgard, Jamal and Davis equal to 80%, 55% and 50%, respectively, of their applicable base salaries, or $294,000, $148,500 and $130,000, respectively.

The cash bonuses will only be paid upon achievement of certain financial goals in 2008. Cash bonuses for Messrs. Kammersgard, Jamal and Davis will be paid from a cash bonus pool which will be funded in direct correlation to company financial results. In order for the cash bonus pool to be funded, the company must meet established financial objectives. If these objectives are not met at a minimum 100% level, then no cash bonus will be paid. Moreover, payment of the 2008 target cash bonuses are proportionately dependent on the achievement of additional financial goals and management business objectives, as follows:

Named Executive Officer	Financial Goals	Management Business Objectives
Dana W. Kammersgard	100%	0%
Hanif I. Jamal	80%	20%
Philip A. Davis	75%	25%

The financial goals and management business objectives for 2008 were established by the Compensation Committee and are weighted based on importance. The financial goals relate to operating income and the management business objectives are focused on each executive's respective area of responsibility and designed to support overall corporate goal achievement. These goals were collectively designed to be challenging, and as noted above, similar goals for the named executive officers were not met in fiscal 2007.

Long-Term Equity-Based Incentives

Our long-term equity-based incentives are primarily in the form of stock option awards pursuant to our 2000 Amended and Restated Equity Incentive Plan, or the 2000 EIP. The objective of the stock option awards is to further enhance our executive officers' long-term incentive to increase stockholder value, including our stock price. We believe that stock option-based compensation achieves this objective by directly linking the economic benefit to recipients of stock option awards with our stock's performance. We also believe that the performance of the executive team has a direct effect on stock price and that stock option-based compensation encourages executive retention because the awards are designed to vest over time.

Stock options granted to our named executive officers are approved by the Compensation Committee and are granted effective as of the third business day following the first general public release of our annual or quarterly revenues and/or earnings following the date of approval. The Compensation Committee may vary this procedure if it determines that applicable circumstances, such as public disclosure requirements or other factors, justify doing so. Stock options granted to our named executive officers are incentive stock options, to the extent permissible under the Code, and commence vesting upon the effective date of grant. Generally, 25% of the shares subject to the stock options vest one year from the effective date of grant and the remainder of the shares vest in equal monthly installments over the 36 months thereafter, subject to acceleration of vesting in certain circumstances. Certain of the stock options discussed above are also subject to performance-based vesting in accordance with the 2007 Executive Compensation Plan. The stock options expire 10 years from the effective date of grant. The exercise price per share of each stock option granted to our named executive officers is equal to the fair market value of our common stock on the effective date of grant, which is deemed to be equal to the closing sales price of our common stock as reported on the Nasdaq Stock Market on the last market trading day prior to the effective date of grant.

In general, each executive officer receives stock option grants in connection with his or her hire or promotion, and annually in the first quarter of each year. The size of each annual grant is based on an analysis of the following key factors for each executive:

- benchmarking against our peer group, including an analysis of option plan utilization percentages;
- corporate and individual performance against goals; and
- individual stock ownership.

Fiscal 2007

In February 2007, the Compensation Committee approved the following annual stock option grants to our named executive officers.

Executive Officer	Annual Stock Options
Dana W. Kammersgard	200,000
Hanif I. Jamal	75,000
Philip A. Davis	150,000

The options will terminate 10 years after the effective date of grant, or earlier in the event the optionholder's service to us is terminated and have an exercise price per share of $3.57, the closing price of our common stock as reported on the Nasdaq Stock Market for Monday, February 26, 2007. The annual stock options were awarded after taking into consideration tenure with Dot Hill, corporate and individual performance, competitive benchmarks and individual stock ownership and vest 25% on the first anniversary of the date of grant with the remaining shares vesting monthly over the following three years. Stock option grants made during 2007 to named executive officers are also reflected in the "Grants of Plan-Based Awards Table" and outstanding stock option awards to named executive officers as of December 31, 2007 are reflected in the "Outstanding Equity Awards at Fiscal Year-End Table."

Fiscal 2008

In March 2008, the Compensation Committee approved the following annual stock option grants to our named executive officers.

Executive Officer	Annual Stock Options
Dana W. Kammersgard	100,000
Hanif I. Jamal	100,000
Philip A. Davis	75,000

The options will terminate 10 years after the effective date of grant, or earlier in the event the optionholder's service to us is terminated and have an exercise price per share of $2.40, the closing price of our common stock as reported on the Nasdaq Stock Market for March 17, 2008. The annual stock options were awarded after taking into consideration tenure with Dot Hill, corporate and individual performance, competitive benchmarks and individual stock ownership and vest 25% on the first anniversary of the date of grant with the remaining shares vesting monthly over the following three years.

Change of Control Payments

We have entered into change of control agreements with each of our executive officers, the terms of which are described under the headings "Employment and Change of Control Agreements" and "Potential Payments Upon Termination or Change in Control." We believe these change in control benefits are an essential element of our executive compensation package and assist us in recruiting and retaining talented individuals.

Employee Stock Purchase Plan

We have also established our 2000 Employee Stock Purchase Plan available to all of our employees, including our executive officers, which is intended to encourage employees to continue in our employ and to motivate employees through an ownership interest in Dot Hill. Under our 2000 Employee Stock Purchase Plan, employees may purchase shares of our common stock at a discount to the market price, subject to certain limits, with the objective of allowing employees to profit when the value of our common stock increases over time.

Other Benefits

We provide benefits such as an opportunity to participate in our 401(k) savings/retirement plan, medical, dental and life insurance and disability coverage to all our employees, including our executive officers. We also provide personal paid time off and other paid holidays to all employees, including our executive officers, which are comparable to those provided at similar companies.

Accounting and Tax Considerations

Section 162(m) of the Code generally prohibits us from deducting any compensation over $1 million per taxable year paid to any of our named executive officers unless such compensation is treated as "performance-based compensation" within the meaning of the Code. As the cash compensation paid by us to our named executive officers is expected to be below $1 million and the Compensation Committee believes that stock options granted under the 2000 EIP to our named executive officers meet the requirements for treatment as performance-based compensation, the Compensation Committee believes that Section 162(m) will not affect the tax deductions available to Dot Hill with respect to the compensation of its executives. In determining the form and amount of compensation for our named executive officers, the Compensation Committee will continue to consider all elements of the cost of such compensation, including the potential impact of Section 162(m).

Effective January 1, 2006, we adopted the fair value method of accounting for stock-based compensation arrangements in accordance with SFAS No. 123R, which establishes accounting for non-cash, stock-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period, which for us is generally the vesting period. We adopted SFAS No. 123R using the modified prospective method. Under the modified prospective method, prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123R apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Estimated non-cash compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro-forma disclosure purposes under Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation."*

Summary of Compensation

The following table sets forth in summary form information concerning the compensation that was earned during the fiscal years ended December 31, 2006 and December 31, 2007 by our chief executive officer and each of our other executive officers earning greater than $100,000. We refer to these officers in this proxy statement as the "named executive officers."

2006 and 2007 Summary Compensation Table(1)

Name and Principal Position	Year	Salary ($)	Bonus(2) ($)	Option Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation ($)	Total ($)
Dana W. Kammersgard	2007	$367,500	—	$737,229	—	—	$1,105,469
President, Chief Executive Officer	2006	$367,500	—	$465,308	—	—	$ 832,808
Hanif I. Jamal	2007	$270,000	—	$221,434	—	—	$ 491,434
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary	2006	$114,231	$29,986	$ 45,370	$11,994	—	$ 201,581
Philip A. Davis(5)	2007	$260,000	—	$347,658	—	$92,071	$ 698,931
Executive Vice President of Worldwide Field Operations	2006	$242,000	—	$187,392	$21,742	$90,517	$ 541,651

(1) In accordance with the rules of the SEC, the compensation described in this table does not include various perquisites and other benefits received by a named executive officer which do not exceed $10,000 in the aggregate.

(2) Amounts listed in this column represent guaranteed and discretionary bonuses earned during the fiscal year ended December 31, 2006.

(3) Amounts listed in this column represent the dollar amount we recognized for financial statement reporting purposes during the applicable fiscal year under SFAS No. 123R. Assumptions made for the purpose of computing these amounts are discussed in our Annual Report on Form 10-K for the year ended December 31, 2007 in Note 1 to Consolidated Financial Statements under the heading "Change in Accounting for Share-Based Compensation."

(4) Amounts listed in this column represent performance-based bonuses earned during the fiscal years ended December 31, 2006 and December 31, 2007. Annual bonuses earned during a fiscal year are paid in the first quarter of the subsequent fiscal year.

(5) All Other Compensation for Mr. Davis consisted of commissions on revenue.

Employment and Change of Control Agreements

In August 1999, we entered into an employment contract with Dana W. Kammersgard. The employment contract may be terminated at the option of either us or Mr. Kammersgard "for cause" or, upon 30 days written notice, for convenience and "without cause." If we terminate for convenience, Mr. Kammersgard is entitled to a severance payment equal to his then-current annual base salary. In addition, following termination of employment other than due to death or disability, we may hire Mr. Kammersgard as a consultant for a period of one year at a cost of 25% of his then-current annual base salary, during which period Mr. Kammersgard may not engage in any business activities that directly compete with our business. The agreement also provides for indemnification of Mr. Kammersgard, non-disclosure of our confidential or proprietary information and health and dental insurance for Mr. Kammersgard, his spouse and his children under the age of 21.

In April 2006, we amended Mr. Kammersgard's change of control agreement, which was originally entered into in August 2001, and entered into a change of control agreement with Mr. Davis. Mr. Kammersgard's amended change of control agreement provides that, in the event of an acquisition of Dot Hill or similar corporate event, Mr. Kammersgard's then remaining unvested stock and options will become fully vested and he will be entitled to a lump sum cash payment equal to 125% of his annual base salary then in effect, reduced by any severance payments payable under his employment agreement. Mr. Davis' change of control agreement provides that if Mr. Davis' employment with us is terminated by us other than for cause or by Mr. Davis for good reason within two months prior to or 24 months after a change of control of Dot Hill, Mr. Davis' then remaining unvested stock and options will become fully vested and he will be entitled to a lump sum cash payment equal to 125% of his annual base salary then in effect.

In July 2006, we entered into an employment offer letter with Hanif I. Jamal pursuant to which Mr. Jamal became our Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary. Mr. Jamal's employment agreement may be terminated by us or Mr. Jamal at will. The agreement also provides for non-disclosure of our confidential or proprietary information and health and dental insurance for Mr. Jamal and his spouse. Also in July 2006, we entered into a change of control agreement with Mr. Jamal, which provides that if Mr. Jamal's employment with us is terminated by us other than for cause or by Mr. Jamal for good reason within two months prior to or 24 months after a change of control of Dot Hill, Mr. Jamal's then remaining unvested stock and options will become fully vested and he will be entitled to a lump sum cash payment equal to 125% of his annual base salary then in effect.

In establishing the triggering events for payment obligations in connection with termination events under our employment and change of control agreements with our named executive officers, the Compensation Committee considered several factors. Payments upon termination by us without cause or by the employee for good reason are provided because we consider such a termination to be generally beyond the control of a terminated employee and a termination that under different circumstances would not have occurred. The termination benefits are intended to ease the consequences to an employee of an unexpected termination of employment. Dot Hill benefits by requiring a general release from terminated employees. In addition, Dot Hill may request non-compete and non-solicitation provisions in connection with individual separation agreements. Payments and option acceleration upon terminations in connection with a change of control are intended to mitigate the distraction and loss of key management personnel that may occur in connection with rumored or actual fundamental corporate changes. Such payments protect stockholder interests by enhancing employee focus during rumored or actual change in control activity through incentives to remain with Dot Hill despite uncertainties while a transaction is under consideration or pending, assurance of severance and benefits for terminated employees and access to the equity component of total compensation after a change of control.

Potential Payments Upon Termination or Change-In-Control

The following table sets forth potential payments to our named executive officers upon various termination or change of control events assuming such events occurred as of December 31, 2007.

Name	Benefit(1)	Termination Without Cause or Upon Good Reason	Change of Control	Termination Without Cause or Upon Good Reason after Change of Control
Dana W. Kammersgard	lump sum cash	$367,500	$459,375	$459,375
	option vesting acceleration	—	—	$996,569
Hanif I. Jamal	lump sum cash	—	—	$337,500
	option vesting acceleration	—	—	$424,486
Philip A. Davis	lump sum cash	—	—	$325,000
	option vesting acceleration	—	—	$599,396

(1) Amounts shown for option vesting acceleration represent the value of in-the-money unvested options that would have accelerated if the named executive officer was terminated on December 31, 2007 in connection with a change of control based on the difference between the market value of our common stock on that date and the exercise price of the respective options.

Grants of Plan-Based Awards

We grant stock options to our executive officers under the 2000 EIP. As of February 15, 2008, options to purchase a total of 5,708,547 shares were outstanding under the 2000 EIP, and a total of 1,366,362 shares remained available for grant under the 2000 EIP.

All stock options granted to our named executive officers are incentive stock options, to the extent permissible under the Code. Generally, 25% of the shares subject to options vest one year from the date of hire and the remainder of the shares vest in equal monthly installments over the 36 months thereafter, subject to acceleration of vesting pursuant to the change of control agreements described in "Employment and Change of Control Agreements." Options expire ten years from the date of grant. The exercise price per share of each option granted to our named executive officers was equal to the fair market value of our common stock on the date of the grant. The fair market value of our common stock on a given date is deemed to be equal to the closing sales price for such stock as reported on the Nasdaq Stock Market on the last market trading day prior to such date.

The following table provides information regarding grants of plan-based awards to the named executive officers in the fiscal year ended December 31, 2007.

Name	Grant Date	Date of Board Action Granting Award	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)		All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Price ($/Sh)	Grant Date Fair Value of Stock and Option Awards(3) ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)				
Dana W. Kammersgard	2/26/07	2/26/07	$73,500	$147,000	$367,500						
	2/27/07	2/26/07				40,834	81,667		$3.57	$3.35	$181,284
	2/27/07	2/26/07						200,000	$3.57	$3.35	$442,960
Hanif I. Jamal	2/26/07	2/26/07	$37,125	$ 74,250	$178,200						
	2/27/07	2/26/07				20,625	41,250		$3.57	$3.35	$ 91,567
	2/27/07	2/26/07						75,000	$3.57	$3.35	$166,485
Philip A. Davis	2/26/07	2/26/07	$32,500	$ 65,000	$154,375						
	2/27/07	2/26/07				18,056	36,111		$3.57	$3.35	$ 80,159
	2/27/07	2/26/07						150,000	$3.57	$3.35	$332,970

(1) The amounts shown in these columns represent the threshold, target and maximum payout levels under our 2007 Executive Compensation Plan. The actual amount of incentive bonus earned by each named executive officer in 2007 is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table.

(2) The amounts shown in these columns represent the threshold and target vesting levels for the fiscal 2007 performance-based stock options under our 2007 Executive Compensation Plan. None of the shares subject to the fiscal 2007 performance-based stock options vested at fiscal 2007 year end.

(3) Amounts listed in this column represent the aggregate grant date fair value computed in accordance with SFAS No. 123R. Assumptions made for the purpose of computing these amounts are discussed in our Annual Report on Form 10-K for the year ended December 31, 2007 in Note 1 to Consolidated Financial Statements under the heading "Change in Accounting for Share-Based Compensation."

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards held by each of our named executive officers as of December 31, 2007.

	Option Awards				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date
Dana W. Kammersgard	10,000	—	—	$ 9.38	4/1/2008
	75,000	—	—	$3.375	10/23/2010
	100,000	—	—	$ 1.89	7/23/2011
	50,000	—	—	$ 3.10	1/1/2013
	50,000	—	—	$15.15	1/1/2014
	192,708	57,292	—	$ 6.25	11/1/2014
	58,333	21,667	—	$ 6.10	1/31/2015
	65,625	84,375	—	$ 6.87	3/7/2016
	—	200,000	81,667	$ 3.57	2/27/2017
Hanif I. Jamal	79,688	145,312	—	$ 3.03	7/31/2016
	—	75,000	41,250	$ 3.57	2/27/2017
Philip A. Davis	100,000	—	—	$10.82	3/24/2014
	72,917	27,083	—	$ 6.10	1/31/2015
	43,749	56,251	—	$ 6.87	3/7/2016
	—	150,000	36,111	$ 3.57	2/27/2017

(1) Unvested options appearing in this column were granted under the 2000 EIP. One-fourth of the option grant vests on the first anniversary of the grant date. Following the first anniversary of the grant date, the remaining options vest *pro-rata* on a monthly basis and become fully-vested on the fourth anniversary of the grant date.

(2) Shares appearing in this column represent shares subject to the fiscal 2007 performance-based stock options granted under our 2007 Executive Compensation Plan. None of the shares subject to the fiscal 2007 performance-based stock options vested at fiscal 2007 year end.

Option Exercises and Stock Vested

The following table provides information regarding the number of shares of common stock acquired and the value realized pursuant to the exercise of stock options, and all stock awards vested and the value realized pursuant to the vesting of stock awards, during 2007 by each of our named executive officers.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Dana W. Kammersgard	—	—
Hanif I. Jamal	—	—
Philip A. Davis	—	—

Pension Benefits

We have no pension plans.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

We have no nonqualified defined contribution or other nonqualified deferred compensation plans.

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2007, with respect to all of our equity compensation plans in effect on that date.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders(1)	6,672,092	$5.36	2,841,345
Equity compensation plans not approved by stockholders(2)	—	—	—
Total	6,672,092	$5.36	2,841,345

(1) Includes the 2000 EIP, the Directors' Plan and our 2000 Employee Stock Purchase Plan. 1,449,729 shares under column (c) are attributable to our 2000 Employee Stock Purchase Plan.

(2) As of December 31, 2007, we did not have any equity compensation plans that were not approved by our stockholders.

Policies and Procedures with Respect to Related Party Transactions

Our Board of Directors is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is Dot Hill's preference to avoid related party transactions. Our Audit Committee Charter requires that members of the Audit Committee, all of whom are independent directors, review and approve all related party transactions for which such approval is required under applicable law, including SEC rules and Nasdaq listing standards. A related party transaction includes any transaction, arrangement or relationship involving an amount that exceeds $120,000 in which Dot Hill is a participant and in which any of the following persons has or will have a direct or indirect interest: any executive officer, director, or more than 5% stockholder of Dot Hill, including any of their immediate family members, and any entity owned or controlled by such persons.

In addition, the Audit Committee is responsible for reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest and adherence to our Code of Business Conduct and Ethics. Under our Code of Business Conduct and Ethics, directors, officers and all other members of the workforce are expected to avoid any relationship, influence or activity that would cause or even appear to cause a conflict of interest.

Certain Relationships and Related Transactions

During the fiscal year ended December 31, 2007, we granted options to purchase an aggregate of 684,028 shares of our common stock to our directors and executive officers, with exercise prices ranging from $3.57 to $3.85.

Our bylaws provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us. We have obtained a policy of directors' and officers' liability insurance.

We have entered, and intend to continue to enter, into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

Please see "Employment and Change of Control Agreements" and "Potential Payments Upon Termination or Change-in-Control."

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers, banks or other agents) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of broker, banks or other agents with account holders who are stockholders of Dot Hill will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker, bank or other agent that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, bank or other agent, and direct a written request for the separate proxy statement and annual report to 2200 Faraday Avenue, Suite 100, Carlsbad, California 92008, Attn: Kirsten Garvin, or contact Ms. Garvin at (760) 476-3811. Stockholders whose shares are held by their broker, bank or other agent as nominee and who currently receive multiple copies of the proxy statement at their address that would like to request "householding" of their communications should contact their broker, bank or other agent.

Other Matters

Our Board of Directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Dana W. Kammersgard
President and Chief Executive Officer

Carlsbad, California
April 4, 2008

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC is available without charge upon written request to: 2200 Faraday Avenue, Suite 100, Carlsbad, California 92008, Attn: Secretary.

corporate information

BOARD OF DIRECTORS
Charles F. Christ, Chairman
Kimberly E. Alexy
Dana W. Kammersgard
Joseph D. Markee
W.R. Sauey
Roderick M. Sherwood, III

EXECUTIVE OFFICERS
Dana W. Kammersgard
President and Chief Executive Officer

Hanif I. Jamal
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary

Philip A. Davis
Executive Vice President of Worldwide Field Operations

CORPORATE HEADQUARTERS
2200 Faraday Avenue, Suite 100
Carlsbad, CA 92008

STOCK TRANSFER AND REGISTRAR
American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

INDEPENDENT AUDITORS
Deloitte & Touche LLP
701 B Street, Suite 1900
San Diego, CA 92101

LEGAL COUNSEL
Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, CA 92121

ANNUAL MEETING OF SHAREHOLDERS
May 9, 2008 at 8:30 a.m., Pacific Standard Time at the company's corporate headquarters. A notice of the meeting, proxy and proxy statement will be mailed on or about April 4, 2008 at which time proxies will be solicited by the Board of Directors.

INVESTOR RELATIONS
(800)872-2783 or (760)931-5500
investors@dothill.com

This annual report contains statements about future
and results. Such statements are "forward-looking s
ments" within the meaning of the Private Securities
Reform Act. Actual results and events may differ fro
forward-looking statements. To learn about some of
that contribute to the uncertain nature of the forward
statements, please read the risk factors set forth in t
10-K, 8-K and 10-Q recently filed by Dot Hill. All forw
looking statements speak only as of the date on whi
were made, and Dot Hill is not obliged to update sta
to reflect events that occur or circumstances that ex
the date on which they were made. Product names a
company names mentioned herein are trademarks a
registered trademarks of their respective owners.

dot HILL®

DOT HILL SYSTEMS CORP.
2200 Faraday Avenue, Suite 100
Carlsbad, CA 92008
800.872.2783
760.931.5500
fax 760.931.5527
www.dothill.com



END